Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia
Canada  V6C 3L2
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

CAUTIONARY NOTE TO US READERS

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this document regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this document uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document also uses the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

TECHNICAL REPORT ON THE CASA BERARDI MINE, NORTHWESTERN QUEBEC, CANADA
PREPARED FOR AURIZON MINES LTD.

Report for NI 43-101

Authors:
Bernard Salmon, ing.
Normand Lecuyer, P.Eng., ing.
Patrice Live, ing., BBA

March 28, 2011

Report Control Form

Document Title	Technical Report on the Casa Berardi Mine, Northwestern Quebec, Ontario, Canada

Client Name & Address	Aurizon Mines Ltd. Suite 3120, Park Place 666 Burrard Street Vancouver, BC V6C 2X8

Document Reference	Project # 1606	Status & Issue No.	Final Version

Issue Date	March 28, 2011

Lead Author	Bernard Salmon	(Signed)

Peer Reviewer	Jason J. Cox Richard J. Lambert	(Signed) (Signed)

Project Manager Approval	Bernard Salmon	(Signed)

Project Director Approval	Richard J. Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-11
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Property Geology	7-3
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
Deposition Model	9-1
Structural Control	9-2
Styles of Gold Mineralization	9-2
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
Drill Core	12-1
Underground Chip Samples	12-4
Conclusion on Sampling Method and Approach	12-5
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
Metallurgical Testwork	16-1
Process Description	16-4
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-34
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 ADDITIONAL REQUIREMENTS FOR PRODUCTION PROPERTIES	19-1
Mining Operations - Underground	19-1
Mining Operations – East Mine Open Pit (BBA)	19-23
Mining Operations – Principal Mine Open Pit (BBA)	19-26
Life Of Mine Plan	19-43
Mine Production	19-45
Environmental Considerations	19-45
Capital And Operating Cost Estimates	19-58
Economic Analysis	19-60
20 INTERPRETATION AND CONCLUSIONS	20-1
21 RECOMMENDATIONS	21-1
22 REFERENCES	22-1
23 SIGNATURE PAGE	23-1
24 CERTIFICATE OF QUALIFIED PERSON	24-1
25 APPENDIX 1	25-1
Claim List	25-1
26 APPENDIX 2	26-1
QA/QC GRAPHS	26-1
27 APPENDIX 3	27-1
Histograms	27-1
28 APPENDIX 4	28-1
Figures – Resources and Reserves	28-1

Aurizon Mines Ltd. – Casa Berardi Mine	Page i
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LIST OF TABLES

PAGE
Table 1-1	Mineral Reserves Summary	1-2
Table 1-2	Mineral Resources (Exclusive of Mineral Reserves)	1-3
Table 1-3	Pre-Tax Cash Flow Summary	1-8
Table 1-4	Sensitivity Analyses	1-11
Table 1-5	Casa Berardi Annual Production	1-13
Table 1-6	Mineral Resources Inclusive of Mineral Reserves	1-16
Table 1-7	Mineral Reserves by Zone	1-18
Table 1-8	Mine-Mill Reconciliation - Stopes	1-21
Table 1-9	LOM Capital Costs	1-26
Table 1-10	Unit Operating Costs	1-26
Table 6-1	Historical Diamond Drilling	6-1
Table 6-2	Historical Mineral Resources and Reserves 1987-1997	6-2
Table 6-3	Historical Mine Production	6-3
Table 6-4	Casa Berardi Annual Production	6-5
Table 10-1	2006 Exploration, Valuation, and Definition Diamond Drilling Programs	10-2
Table 10-2	2007 Exploration, Valuation, and Definition Diamond Drilling Programs	10-3
Table 10-3	2008 Exploration, Valuation, and Definition Diamond Drilling Programs	10-4
Table 10-4	2009 Exploration, Valuation, and Definition Diamond Drilling Programs	10-5
Table 10-5	2010 Exploration, Valuation, and Definition Diamond Drilling Programs	10-6
Table 10-6	2011 Exploration, Valuation, and Definition Diamond Drilling Programs	10-7
Table 14-1	QA/QC Program – Duplicate Assays	14-7
Table 14-2	QA/QC Program - Certified Reference Materials	14-8
Table 14-3	QA/QC Program – Check Assays – Pulp #1	14-10
Table 14-4	QA/QC Program – Check Assays – Pulp #1 vs. Pulp #2	14-11
Table 16-1	Casa Berardi Annual Production	16-1
Table 16-2	Gold Extraction Summary	16-3
Table 17-1	Mineral Resources Inclusive of Mineral Reserves	17-2
Table 17-2	Mineral Resources Exclusive of Mineral Reserves	17-4
Table 17-3	Database Structure	17-7
Table 17-4	2002-2003 Density Determinations - Zones 117-123 and Sulph-D	17-9
Table 17-5	2004 Density Determination – 113 Zone Upper Part	17-9
Table 17-6	Density Used for Mineral Resource Estimation	17-11
Table 17-7	Summary of Density Determinations by Zone	17-12
Table 17-8	Cut-off Grades for Resource Estimation	17-16
Table 17-9	Capping Factors	17-17
Table 17-10	Block Modelling and Interpolation Parameters	17-21
Table 17-11	Mineral Resource Classification – East Mine Crown Pillar	17-27
Table 17-12	Economic Inputs – East Mine Crown Pillar	17-28
Table 17-13	Whittle Input Parameters – 160 Zone Scenarios	17-30
Table 17-14	Mineral Reserves Summary	17-34
Table 17-15	Underground Mineral Reserves By Zone	17-35
Table 17-16	Dilution	17-39
Table 17-17	Mineral Reserve Comparison	17-41
Table 17-18	Mine-Mill Reconciliation - Stopes	17-42
Table 19-1	Backfill Plant Operation Parameters	19-13
Table 19-2	Backfill Requirements and Sources	19-14
Table 19-3	Mine Equipment List	19-15
Table 19-4	Equipment Availability	19-22
Table 19-5	Pit Optimization Parameters	19-28
Table 19-6	Pit Optimization Results	19-30
Table 19-7	Pit Design Parameters	19-33
Table 19-8	Mineral reserves – Input cost Parameters	19-36
Table 19-9	Mineral Reserves – Principal Open Pit	19-37
Table 19-10	Mineral Reserves By Bench – Principal Open Pit	19-38
Table 19-11	Life of Mine Plan	19-43
Table 19-12	Casa Berardi Annual Production	19-45
Table 19-13	Current Closure Costs and Obligations	19-57
Table 19-14	LOM Capital Costs	19-58
Table 19-15	Unit Operating Costs	19-59
Table 19-16	Workforce Summary	19-60
Table 19-17	Pre-Tax Cash Flow Summary	19-62
Table 19-18	Sensitivity Analyses	19-64
Table 20-1	Mineral Reserves Summary	20-1
Table 20-2	Mineral Resources (Exclusive of Mineral Reserves)	20-2

Aurizon Mines Ltd. – Casa Berardi Mine	Page ii
Technical Report NI 43-101 – March 28, 2011

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LIST OF FIGURES

PAGE
Figure 1-1	Sensitivity Analysis	1-10
Figure 4-1	Location Map	4-2
Figure 4-2	Property Location Map	4-3
Figure 4-3	Composite Longitudinal Section	4-4
Figure 5-1	Surface Infrastructure (Current and Planned)	5-3
Figure 7-1	Regional Geology	7-2
Figure 7-2	Property Geology	7-6
Figure 7-3	Surface Geology	7-7
Figure 9-1	Mineralization Corridor at the West Mine	9-2
Figure 9-2	Composite Longitudinal Section	9-5
Figure 9-3	Geology – West Mine Zones (Section 10,700 E)	9-7
Figure 9-4	Geology – 113 Zone (Section 11,375 E)	9-9
Figure 9-5	Geology – 113 Zone (Section 11250 E)	9-10
Figure 9-6	Geology – 113 Zone (550 m Level)	9-11
Figure 9-7	Geology – 118 and 123 Zones	9-14
Figure 10-1	Lake Shore Option – Casa Berardi Exploration Property	10-8
Figure 12-1	Histogram - RQD Length – 113 Zone	12-3
Figure 12-2	Probability Plot - RQD Length – 113 Zone	12-3
Figure 12-3	Histogram - RQD Length – Lower Inter Zone	12-4
Figure 12-4	Probability Plot - RQD Length – Lower Inter Zone	12-4
Figure 13-1	Mine Laboratory Flow Chart	13-2
Figure 14-1	Sample Preparation and Assaying Flow Chart	14-3
Figure 14-2	Primary and Secondary Laboratory Flow Charts	14-5
Figure 16-1	Gravity Gold Recovery	16-2
Figure 16-2	Simplified Process Flow Sheet	16-5
Figure 17-1	Downhole Variogram – 113 Zone	17-24
Figure 17-2	3D Variograms – 113 Zone – Dip 0º	17-25
Figure 17-3	3D Variograms – 113 Zone – Dip -30º	17-25
Figure 17-4	3d Variograms – 113 Zone – Dip -60º	17-26
Figure 17-5	160 Zone vs. East Mine Shaft	17-29
Figure 17-6	160 Zone – Open Pit Optimization	17-33
Figure 19-1	West Mine Longitudinal Section	19-3
Figure 19-2	Transverse Mining Method	19-6
Figure 19-3	Lower Inter Zone Mining Plan	19-7
Figure 19-4	West Mine Infrastructure	19-17
Figure 19-5	East Mine Infrastructure	19-18
Figure 19-6	Ventilation Schematic	19-20
Figure 19-7	East Mine Open Pit	19-25
Figure 19-8	Optimized Pit - Plan View	19-29
Figure 19-9	Optimized Pit – Isometric view	19-29
Figure 19-10	Geotechnical Parameters for Overburden	19-34
Figure 19-11	3D View of Pit Design	19-35
Figure 19-12	Principal Mine Site Layout	19-39
Figure 19-13	Principal Mine Site Layout	19-40
Figure 19-14	Underground Workings with Principal Zone Pit – Longitudinal View (looking north)	19-41
Figure 19-15	Surface Plan – East Mine Infrastructure and Tailings Facilities	19-47
Figure 19-16	Sensitivity Analysis	19-64

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LIST OF APPENDIX FIGURES & TABLES

PAGE
Table 25-1	Claim List and Credits	25-3
Figure 26-1	Original vs. Duplicates – Mine Lab – 2009	26-2
Figure 26-2	Original vs. Duplicates – Swastika - 2009	26-5
Figure 26-3	Original vs. Duplicates – Als-Chemex - 2009	26-6
Figure 26-4	Original vs. Duplicates – Mine Lab - 2010	26-6
Figure 26-5	Original vs. Duplicates – Swastika - 2010	26-7
Figure 26-6	Standard 10Pb – Mine Lab – 2008-2010	26-7
Figure 26-7	Standard 10Pb – Swastika Lab – 2009-2010	26-8
Figure 26-8	Standard 15PA – Mine Lab – 2007-2010	26-8
Figure 26-9	Standard 15Pa – Swastika Lab – 2008-2010	26-9
Figure 26-10	Standard 61D – Mine Lab – 2008-2010	26-9
Figure 26-11	Standard 61D – SWastika Lab – 2009-2010	26-10
Figure 26-12	Pulps #1 - Mine vs. AlS-Chemex - 2009	26-10
Figure 26-13	Pulps #1 - Mine vs. AlS-Chemex – 2009 (0-50 g/t)	26-11
Figure 26-14	Pulps #1 – Swastika Vs. AlS-Chemex - 2009	26-11
Figure 26-15	Pulps #1 – Mine vs. ALS-Chemex – 2010	26-12
Figure 26-16	Pulps #1 – Mine vs. ALS-Chemex – 2010 (0-50 g/t)	26-12
Figure 26-17	Pulps #1 – Swastika vs. ALS-Chemex - 2010	26-13
Figure 26-18	Mine Pulp #1 vs. ALS-Chemex Pulp#2 - 2009	26-13
Figure 26-19	Swastika Pulp #1 vs. ALS-Chemex Pulp#2 - 2009	26-14
Figure 26-20	Mine Pulp #1 vs. ALS-Chemex Pulp#2 - 2010	26-14
Figure 26-21	Swastika Pulp #1 vs. ALS-Chemex Pulp#2 - 2010	26-15
Figure 27-1	Lower Inter – High Grade Core (1)	27-2
Figure 27-2	Lower Inter – High Grade Core (2)	27-2
Figure 27-3	Lower Inter – Low Grade Shell (1)	27-3
Figure 27-4	Lower Inter – Low Grade Shell (2)	27-3
Figure 27-5	109 Zone	27-4
Figure 27-6	113 Zone (1)	27-5
Figure 27-7	113 Zone (2)	27-5
Figure 27-8	115 Zone	27-6
Figure 27-9	117 Zone	27-6
Figure 27-10	118 Zone	27-7
Figure 27-11	Zone 123 (5 Lenses)	27-7
Figure 27-12	Principal Mine – 38 Lenses (1)	27-8
Figure 27-13	Principal Mine – 38 Lenses (2)	27-8
Figure 27-14	148 Zone (7 Lenses) (1)	27-9
Figure 27-15	148 Zone (7 Lenses) (2)	27-9
Figure 27-16	152 Zone	27-10
Figure 27-17	160 Zone (4 Lenses)	27-10
Figure 28-1	Lower Inter – Resource Envelopes – HG Core & LG Shell	28-2
Figure 28-2	Lower Inter – Resource – Block Model	28-2
Figure 28-3	Lower Inter – Mineral Resources Including Mined-out Stopes - Longitudinal Section (Looking North)	28-3
Figure 28-4	Lower Inter – Mineral Resources Excluding Mined-out Stopes - Longitudinal Section (Looking North)	28-3
Figure 28-5	Lower Inter – Mineral Resources Including Mined-out Stopes - 3D View #1 (Looking Northwest)	28-4
Figure 28-6	Lower Inter – Mineral Resources Excluding Mined-out Stopes - 3D View #1 (Looking Northwest)	28-4
Figure 28-7	Zone 113 – Mineral Resources Including Mined-out Stopes - Longitudinal Section (Looking North)	28-5
Figure 28-8	Zone 113 – Mineral Resources excluding Mined-Out Stopes - Longitudinal Section (Looking North)	28-5
Figure 28-9	Principal Mine – Resource Envelopes & BBA Pit – Plan View	28-6
Figure 28-10	Principal Mine – Resource Envelopes & BBA Pit – 3D View (looking northeast)	28-6
Figure 28-11	Principal Mine – Resource Envelopes & BBA Pit – 3D View (looking southwest)	28-7
Figure 28-12	Principal Mine – Block Model & BBA Pit – Section 12,300 E (Looking West)	28-7
Figure 28-13	Principal Mine – Block Model & BBA Pit – Section 12,375 E (Looking West)	28-8
Figure 28-14	Principal Mine – Block Model & BBA Pit – Section 12,425 E (Looking West)	28-8
Figure 28-15	Principal Mine – Block Model & BBA Pit – Section 12,500 E (Looking West)	28-9
Figure 28-16	Principal Mine – Block Model & BBA Pit – Section 12,575 E (Looking West)	28-9
Figure 28-17	East Mine (148 Zone) – Resource – Gold grade	28-10
Figure 28-18	East Mine (148 Zone) – Blocks in Resource	28-11
Figure 28-19	East Mine (148 Zone) – Resource Classification (1)	28-12
Figure 28-20	East Mine (148 Zone) – Resource & Reserve (Stopes)	28-13

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) and BBA Inc. (BBA) were retained by Aurizon Mines Ltd. (Aurizon) to prepare an independent Technical Report on the Casa Berardi Mine (the Mine), in the Abitibi region of Quebec.  The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates, as of December 31, 2010.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Aurizon is a Canadian gold mining company based in Vancouver, British Columbia, with an administrative office in Val d’Or, Quebec.  Aurizon owns 100% of the Casa Berardi Property.

Prior to Aurizon’s acquisition of the mine, production had spanned ten years, from 1988 to 1997.  In September 1998, Aurizon acquired the property.  Aurizon reopened the mine in November 2006, achieving commercial production on May 1, 2007.

The Casa Berardi gold deposits are located along a five-kilometre east-west mineralized corridor.  They include the East, West and Principal Mines.  Currently, the major assets and facilities associated with the Mine are:

●	West Mine underground Mineral Reserves, including Lower Inter, South West, North West, 109, 111, 113, 115, 117S, 118, and 123 zones.

●	Principal Mine Reserves in the Principal open pit.

●	East Mine Mineral Reserves in the East Mine open pit and underground.

●	Additional Mineral Resources associated with the West Mine (Inter, 104, 113, 115, 118, 123S), Principal Mine (Underground), and East Mine (148, 152).

●	West Mine infrastructure, including surface maintenance facilities, backfill plant, mine dry, a decline for underground access, and a shaft down to a vertical depth of 760 m.

●
East Mine infrastructure, including a crushing plant, an ore processing plant, a building complex with warehouse, maintenance facilities, a mine dry and offices; an underground decline, a shaft down to a vertical depth of 380 m, and a series of ramp-connected levels.

●	Facilities providing basic infrastructure to the mine, including electric power, ventilation, heat, water treatment and supply, and sewage treatment.

●	Tailings impoundment facilities.

Access by highway and gravel roads.

RPA has been regularly engaged by Aurizon to estimate Mineral Resources and audit Mineral Reserves since completion of a Feasibility Study on the Casa Berardi Mine in 2006.

BBA has carried out studies on open pit mining for the East Mine and Principal Zone.  Most recently, BBA was mandated by Aurizon in October 2010 to undertake a Pre-Feasibility Study (PFS) for the Casa Berardi Principal Zone.

CONCLUSIONS

In RPA’s opinion, the Casa Berardi Mine has been developed and operated by Aurizon in a reasonable and professional manner.  Since 2005, a tremendous effort was undertaken by Aurizon to develop the Casa Berardi Mine, to move forward 3D block modeling, and to conduct aggressive exploration and definition drilling programs along and outside the Casa Berardi fault in order to better understand the local geology and the mineralization controls.  Such programs returned positive results for the renewal of mineral resources and mineral reserves.  RPA is of the opinion that the 2011 drilling programs will, as did the previous drilling programs, return encouraging and positive results, and RPA concurs with Aurizon’s approach.

BBA concludes that PFS results for the Principal Zone open pit show that it is economically viable and suitable for inclusion in Mineral Reserves.

Aurizon Mines Ltd. – Casa Berardi Mine	Page 1-1
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Mineral Reserves as of December 31, 2010, are summarized in Table 1-1:

TABLE 1-1 MINERAL RESERVES SUMMARY
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category	Tonnes	Grade (g/t Au)	Contained Ounces
Underground	Proven	1,775,000	8.41	480,000
Underground	Probable	2,282,000	7.15	524,900
Open Pit	Proven	496,000	4.54	72,400
Open Pit	Probable	3,300,000	3.57	379,200
Total	Proven & Probable	7,854,000	5.77	1,456,600

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Underground Mineral Reserves were audited by RPA.
3.	Open Pit Mineral Reserves were estimated by BBA.
4.
Mineral Reserves are estimated at a cut-off grade of 4.15 g/t based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.8 and 5.4 g/t, respectively, were applied based on long term operating costs.  For the East Mine crown pillar and for Principal open pit, Mineral Reserves are estimated at a cut-off grade of 1.2 and 0.5 g/t respectively based on long term operating costs and gold prices.

5.	Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.00.
6.	A minimum mining width of three metres was used.
7.	Totals may not represent the sum of the parts due to rounding.

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Mineral Resources, exclusive of (in addition to) Mineral Reserves in Table 1-1, as of December 31, 2010, are summarized in Table 1-2:

TABLE 1-2 MINERAL RESOURCES (EXCLUSIVE OF MINERAL RESERVES)
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category	Tonnes	Grade (g/t Au)	Contained Ounces
Underground	Measured	843,000	6.66	180,600
	Indicated	2,923,000	6.15	578,000
	Measured + Indicated	3,766,000	6.26	758,600
	Inferred	3,017,000	6.85	664,500

Open Pit	Measured	311,000	3.13	31,300
	Indicated	404,000	2.65	34,500
	Measured + Indicated	715,000	2.86	65,700
	Inferred	965,000	2.69	83,400
Total	Measured & Indicated	4,481,000	5.72	824,300
Total	Inferred	3,981,000	5.84	748,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Underground Mineral Resources were estimated by RPA.
3.	Open Pit Mineral Resources were estimated by BBA.
4.	Mineral Resources are estimated at cut-off grades of:
●	4 g/t Au for the West Mine, Principal Mine Underground and East Mine.
●	3 g/t Au for South West, Inter and 104 zones in the West Mine. Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.
●	1.30 g/t Au for the East Mine – Open Pit.
●	0.50 g/t Au for the Principal Mine
●	0.47 g/tor 160 Zone – Open Pit.
5.	Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1.00.
6.	Minimum mining widths of two to three metres were used.
7.	Mineral Resources are exclusive of Mineral Reserves.
8.	Totals may not represent the sum of the parts due to rounding.

In RPA’s opinion, there is good potential for further conversion of Mineral Resources to Mineral Reserves.  RPA recommends that resources considered for conversion to reserves should continue to be estimated using parameters and methodology similar to those used for the current reserves.

Over the last five years, Aurizon has completed extensive work in all of the geological aspects of the mine: geological interpretation, developing quality assurance and quality control (QA/QC) programs, integration of the Gemcom software and training, and 3D solid modelling and 3D block model grade interpolation.  Aurizon has been successful in generating new resources and converting resources to reserves.

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Mill production results reconcile well with Mineral Reserve estimates.

Ground control problems experienced in previous operations have been addressed by measures included in current operating procedures.  Stability of mine development has been increased by locating the major infrastructure on the north side of the Casa Berardi Fault, and by applying ground support in accordance with commonly accepted practice for the anticipated conditions.  Stope stability has been enhanced by the use of a smaller typical stope size, conservative sublevel spacing, and application of cemented rock fill. The planned application of alternate mining methods, such as the Avoca method and the Undercut Longhole with Delayed Backfill method, are anticipated to help sustain the desired production levels for the future. RPA supports these initiatives.

Mill recovery increases from previous levels are due to more consistent feed rates, the addition of intensive cyanidation, reduced levels of “preg-robbing” graphite, and increased gravity circuit capacity.

BBA carried out a pit optimization and design in order to determine the reserves for the Principal Zone open pit. This work resulted in a Proven and Probable ore reserve of 3.2 million tonnes at a grade of 3.64 grams per tonne. Total overburden and waste rock removal for the open pit life was estimated at approximately 46 million tonnes giving an overall stripping ratio of 14.6 tonnes of waste per tonne of ore. The above reserves were estimated using a cut-off grade of 0.50 grams per tonne, with a dilution factor of ten percent and a loss factor of seven percent. The Principal Zone pit reserves are included in the LOM plan and cash flow projection.

RECOMMENDATIONS

RPA and BBA recommendations are as follows.

BLOCK MODEL UPDATES

With the considerable amount of diamond drilling that has been carried out over the last several years, block models should be updated at fixed dates, preferably on a monthly or quarterly basis.

CAVITY MONITORING SURVEYS OF MINED-OUT STOPES INTO GEMCOM DATABASE

Volumes of mined-out stopes are evaluated from a cavity monitoring survey (CMS) system by the geology department.  The CMS evaluations are treated through Promine software to determine the dilution rate and the mining extraction factors on a stope by stope basis.  So  far, importation of  CMS into Gemcom has not  been successful; however, RPA is of the opinion that integration of CMS information into Gemcom would allow calculating tonnes and grades of mined-out excavations and the grade of dilution from the block model.  This should also facilitate the mine-mill reconciliation process.

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DENSITY DETERMINATIONS

RPA recommends carrying out density determinations on a regular basis on drill core from new zones such as 123 and 152, where mineral reserves may be developed, in the 117S Zone which has no density determinations, and at the East Mine.    RPA is also of the opinion that density data for several lenses that have fewer than 30 density determinations is statistically inadequate.

QUALITY CONTROL/QUALITY ASSURANCE PROGRAM – MINE LABORATORY

The mine laboratory has its own QA/QC program, including the analysis of one blank sample, one standard, and one duplicate in every 24 samples.  RPA recommends that results of blank and standard assays and types be shown on the assay certificates that are provided to the geology department.

PRINCIPAL MINE OPEN PIT – MINERAL RESOURCE CONVERSION

Additional definition diamond drilling should be planned to convert a significant portion of Indicated Resources into Measured Resources at the Principal Mine open pit. Because the strip ratio to expose the first ore benches is significant and because the mine life is relatively short, increasing Measured Resources and transferring some of the Inferred Resources into the Indicated category would have a net positive impact.  This would also better assess the potential of the low grade envelope.

Exploration drilling along the prospective Casa Berardi Fault may also result in additional tonnage, which would decrease the strip ratio.

CUT-OFF GRADE DETERMINATION – UNDERGROUND RESERVES

In RPA’s opinion, the cut-off grade is conservative.  Although it reflects the average mining cost in the present Life of Mine (LOM) plan, the gold price of $950 per oz is considerably below current long-term forecasts and/or the three-year trailing average price ($1050 per oz).  Increasing the gold price would result in a lower cut-off grade, and additional material would be likely to qualify as Mineral Reserves.

MINING

Since development requirements presently average approximately 22 m/day and should remain at this level for the next several years, RPA recommends completing the development schedule on a quarterly basis, since the mine life is relatively short. This would permit identifying potential problems and mitigating them in advance.

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Given the recent adjustment in the mining approach as a result of ground conditions in the 113 Zone, RPA recommends that Aurizon staff complete a more detailed production plan, with individual stope blocks and the sequence indicated. This has been done in the past, with the stope location (level), tonnage, and sequence (quarter & year) identified in a longitudinal view. This would provide a more complete view of the mining horizons, how they relate to each other, and provide identification of potential problem areas, including development, production scheduling, and sequencing.

RPA also recommends preparation of a backfill schedule in the same format as the stoping schedule, which can be used as a planning tool to monitor the backfill program and to make any necessary adjustments.

EAST MINE OPEN PIT RESERVE ESTIMATION

BBA notes that pit optimization and cut-off grade inputs date back to 2007 or earlier, and recommends that they be updated to reflect current values.  Reserve quantities would not be expected to undergo any significant change as a result.

BBA recommends that advanced engineering studies for the East Mine open pit be carried out.

PRINCIPAL MINE OPEN PIT

BBA recommends that the Principal Zone open pit be advanced to a Feasibility Study (FS) including the following:

●	Carry out testwork to confirm metallurgy (ie. gold recovery).
●	Review the mining plan with respect to timing and length of the pre-production phase with the objective of reducing the pre-stripping cost.
●	Obtain updated budget pricing for contract mining.
●	Assess new regulations concerning the conservation and protection of the “eskers” systems.
●	Carry out a hydro-geological study with pumping tests.

BBA also recommends investigation of other opportunities at the Feasibility Study stage including underground mining versus open pit mining or a combination of both.

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ECONOMIC ANALYSIS

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 1-3.  A summary of the key criteria is provided below.

ECONOMIC CRITERIA

●	Ten year mine life (2011-2020)
●	2,000 tonnes per day mining from underground.
●	2100 tonnes per day (avg.) supplemental ore from open pit mining (2016-2020), with an average of 2,700 tpd for 2017-2019
●	Mill recovery by zone, as indicated by testwork, averaging 88.4%.
●	Gold at refinery 99.9% payable.
●	Exchange rate US$1.00 = C$1.00.
●	Average Gold price: US$989 per ounce gold, based on annual prices used by Aurizon.
●	Net Revenue includes doré refining, transport, and insurance costs.
●	Mine life capital totals $293.2 million.
●	Average operating cost over the mine life is $93.77 per tonne milled.

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TABLE 1-3   PRE-TAX CASH FLOW SUMMARY
Aurizon Mines Ltd.-Casa Berardi Mine

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CASH FLOW ANALYSIS

Considering the Casa Berardi Mine on a stand-alone basis, the undiscounted pre-tax cash flow totals $252 million over the mine life.  Net Present Value (NPV) at a 5% discount rate is $205 million.

The Total Cash Cost is US$565 per ounce of gold.  The mine life capital unit cost is US$227 per ounce, for a Total Production Cost of US$792 per ounce of gold.  Average annual gold production over the LOM is 136,000 ounces per year.

At the current (March 17, 2011) gold price of US$1,398 per ounce and a C$/US$ exchange rate of 1, the undiscounted pre-tax cash flow totals $780 million, and the NPV at a 5% discount rate is $632 million.

The U.S. Securities & Exchange Commission requires that Mineral Reserves be evaluated at three-year trailing average metal prices.  The three-year trailing average gold price is US$1,050 per ounce.  At that price, the undiscounted pre-tax cash flow totals $330 million over the mine life, and the NPV at a 5% discount rate is $268 million.

SENSITIVITY

Key economic risks were examined by running cash flow sensitivities:

●	Gold price
●	Exchange rate
●	Head Grade
●	Metallurgical Recovery
●	Operating costs
●	Capital costs

Sensitivity of the NPV to the input variables has been calculated for various ranges of inputs based on their probable values. The ranges are  -20% to +20% for capital costs and exchange rate, -20% to +30% for operating costs, -30% to +40% for the head grade, -4% to +4% for recovery, and -9% to +40% for the gold price.  The sensitivities are shown in Figure 1-1 and Table 1-4.

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FIGURE 1-1   SENSITIVITY ANALYSIS

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TABLE 1-4 SENSITIVITY ANALYSES
Aurizon Mines Ltd. – Casa Berardi Project

Parameter Variables	Units	Lower	Low	Base	High	Higher
Price	US$/oz	900	950	989	1,050	1,398
Exchange Rate	C$/US$	0.80	0.90	1.00	1.10	1.20
Head Grades	g/t	4.03	5.01	5.76	7.03	8.06
Recovery	%	84%	86%	88%	90%	92%
Operating Cost	C$/t	75	84	94	103	121
Capital Cost	C$ millions	235	264	293	323	352

NPV@5%	Units	Lower	Low	Base	High	Higher
Price	C$ millions	111.4	163.2	204.6	267.7	632.0
Exchange Rate	C$ millions	(3.3)	100.6	204.6	308.5	412.4
Head Grades	C$ millions	(107.2)	69.5	204.6	433.2	620.3
Recovery	C$ millions	158.0	181.3	204.6	227.9	251.1
Operating Cost	C$ millions	321.6	263.1	204.6	146.1	34.9
Capital Cost	C$ millions	254.1	229.3	204.6	179.8	155.0

Gold price, exchange rate, head grade, and recovery impact on the cash flow in the same proportion since they affect revenues in the same way.

The Project is most sensitive to external economic criteria related to the gold price (spot price and C$:US$ exchange rate).  Changes in the Canadian dollar will have a direct impact, since costs are almost entirely in C$ and revenues are in US$.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Casa Berardi property is located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality.

LAND TENURE

The property is composed of 299 contiguous designated claims (CDC), covering a total area of 14,801.88 ha, and two mining leases, BM 768 and BM 833, covering areas of 397.09 ha and 84.35 ha, respectively.  On the whole, the property totals 15,283.32 ha  Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 25938 (sand and gravel pit), the tailings lease 70218, and an additional five hectares of land contiguous to mining lease BM 768 for rock waste material storage.

The Casa Berardi claims are in good standing.

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INFRASTRUCTURE

Surface infrastructure at the East Mine includes a crushing plant, a 2,200 tpd ore processing plant, a tailings pond, and a two-storey administrative building with offices, shops, and a warehouse.  Underground infrastructure includes a 380 m deep shaft, a decline, and a series of ramp-connected levels.

Surface infrastructure at the West Mine includes a backfill plant; a dry house with offices, shops, and warehouses; core racks; and a gate house.  Underground infrastructure includes a decline and a 760 m deep shaft.

There is no infrastructure related to the Principal Mine.  A five-kilometre track drift joins the East and West mines and provides access to the Principal Mine.

HISTORY

Before 1974, the Casa Berardi area was explored for base metal and iron formations.  In 1974, the first 13 claims were staked by Inco Gold.  The discovery hole was drilled in 1981, and 590 additional claims were staked.

Inco Gold and Golden Knight Resources Inc. (Golden Knight) formed a joint venture to operate the mine.  September 12, 1988 marked the official opening of the East Mine, and the commercial production of the West Mine began in 1990. The total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 g/t Au.  The total gold recovered during the operating years was 688,400 ounces, with a mill gold recovery rate averaging 87%.

In 1991, TVX acquired Inco Gold’s 60% interest in the Mine.  In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, a part of the Principal (Main) Zone between the West Mine and East Mine, from Teck Corporation.

In January 1997, TVX announced the closure of the East Mine due to ground control problems. Two months later, the West Mine was closed.

In September 1998, following the due diligence work, Aurizon signed an agreement and completed the acquisition of all Casa Berardi assets and mining rights.

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Following the acquisition of Casa Berardi, Aurizon completed exploration diamond drilling programs, feasibility studies, underground development, shaft sinking, and construction.

In November 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations, achieving commercial production as of May 1, 2007.  From November 2006 to December 31, 2010, a total of 2,680,000 tonnes at an average grade of 8 g/t have been milled at Casa Berardi for a total gold output of 636,400 gold ounces recovered.  Table 1-5 lists Aurizon production by year.

TABLE 1-5 CASA BERARDI ANNUAL PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Tonnes	Grade (g/t Au)	Ounces Recovered	Recovery (%)
2006	68,481	8.58	17,731	93.9
2007	545,259	9.78	159,469	93.0
2008	654,398	8.16	158,830	92.5
2009	688,677	7.77	159,261	92.6
2010	722,746	6.76	141,116	89.8
Total	2,679,562	8.02	636,408	92.1

GEOLOGY

The Mine is located in the northern part of the Abitibi Subprovince, a subdivision of the Superior Province, the Archean core of the Canadian Shield.  The Mine area belongs to the Harricana-Turgeon Belt, which is part of the North Volcanic Zone.

More specifically, the regional geology is characterized by a mixed assemblage of mafic volcanics, flysch-type sedimentary iron formations, and graphitic mudrocks that are limited by a large granodioritic to granitic batholith.

Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 km wide corridor that can be traced over 200 km.  A network of east-west to east-southeast and west-northwest ductile high strain zones mainly follows the lithological contacts.

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The Casa Berardi Fault is defined by a stratigraphic contact between a graphite-rich sediment sequence, northern continuous mafic fragmentary volcanic units, and a southern polymictic conglomerate unit.  On the north side of the fault, a thick sequence of very homogeneous wacke and volcanites is observed.  The fault strikes east-west and dips 80° to the south.  Inside the fault zone, ductile deformation intensity is heterogeneous.  Foliation is uniform in larger competent rock units, such as mafic volcanites and conglomerates.

The Casa Berardi gold deposit can be classified as an Archean sedimentary-hosted lode gold deposit.  Gold mainly occurs south of the Casa Berardi Fault, and sometimes is found on both sides of the fault.  Mineralization is found in large low-sulphide quartz veins and low-grade stockworks.  Gold is fine grained.
Mineralized zones of the West Mine, such as Lower Inter, Inter, and North West, show weak or no plunge, a moderate south dip (30°), and have extensions which branch off from the fault at 130°.  On the east side of the mine, the mineralized zones, such as 111 and 113 zones, show a steeper plunge (>50°) with a dip varying between 70° south and 70° north, similar to the Casa Berardi Fault.

The 113 Zone is a 20 m to 70 m wide mineralized corridor, with an east-west strike, subvertical, adjacent to the Casa Berardi Fault.  The width of the zone along holes varies from five metres to 20 m.  The zone extends vertically for over 650 m, the top being at the 250 m level.  Lateral extension decreases from 300 m at the 600 m level to 150 m at the 700 m level.

In plan view, the South West and South East zones can be interpreted as a dome which is cut by the South Fault and by the subsidiary Auxiliary Fault.  The mineralized system extends 200 m laterally and 300 m along dip, from surface to the 300 m level.

The Lower Inter Zone is located between the 375 m and 610 m levels, dips at 25° to 45° south, and plunges to the west at 15°.  It is controlled by the Casa Berardi and Lower Inter faults.  The Casa Berardi Fault dips steeply north, while the Lower Inter Fault dips 40° to 45° to the south, joining with the South Fault.  Thickness varies from four metres to 50 m, with the maximum observed just below the contact of the two faults, and thinner sections observed down-dip along the Lower Inter Fault.  The mineralized zone extends for 200 m.

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MINERAL RESOURCE ESTIMATES

Mineral Resource estimates for the Mine, inclusive of Mineral Reserves, are summarized in Table 1-6.  Total Measured and Indicated Resources, which include the portion of undiluted resources that have been converted into Mineral Reserves, are estimated at 11.78 million tonnes at 6.39 g/t Au containing 2.42 million gold ounces.  Inferred Resources total 3.98 million tonnes at 5.84 g/t Au for 747,900 gold ounces.

Mineral Resources are classified based on the density of drill hole data and continuity of the auriferous zones.  The classification complies with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves as of December 11, 2005 (CIM definitions).  The classification of Mineral Resources is guided by the drill hole spacing, which ranges from 15 m to 50 m, and by the ranges of variograms, which are between 10 m and 50 m, and is based on the distance of drill hole composites to block centres.

Outlines were created around blocks that were estimated based on drill hole composites.  The blocks were classified as follows:

●	Measured Resources: blocks inside the polygon + local development that confirms the continuity of mineralization.

●	Indicated Resources: blocks inside the polygon.

●	Inferred Resources: blocks outside the polygon.

Each block of the model is therefore classified as Measured, Indicated, or Inferred Resource.

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TABLE 1-6 MINERAL RESOURCES INCLUSIVE OF MINERAL RESERVES
Aurizon Mines Ltd. – Casa Berardi Mine

Classification Location - Zone	Tonnes	Au g/t	Ounces
Measured
West Mine – 113	865,000	9.31	259,100
West Mine - 113-5	10,000	5.70	1,900
West Mine - 115-1	141,000	13.71	62,100
West Mine - 115-2	34,000	12.19	13,200
West Mine - Lower Inter	948,000	9.37	285,700
West Mine - North West	41,000	6.71	8,800
Principal Mine- In Pit	87,000	7.35	20,400
Principal Mine– UG	153,000	7.31	36,000
East Mine Mine - In Pit	650,000	4.10	85,700
East Mine Mine - UG	299,000	6.84	65,800
Total Measured	3,229,000	8.07	837,700

Indicated
West Mine - South West	365,000	4.80	56,400
West Mine - Lower Inter	28,000	12.17	11,000
West Mine - Inter	124,000	4.43	17,700
West Mine - 109	135,000	6.37	27,600
West Mine - 111	84,000	5.81	15,600
West Mine - 113	387,000	11.61	144,500
West Mine – 113-S4	245,000	5.47	43,000
West Mine – 113-5	2,000	6.03	400
West Mine – 115-2	4,000	10.31	1,300
Principal Mine - 117S	17,000	8.24	4,500
Principal Mine - 118	1,436,000	6.69	308,900
Principal Mine -123	578,000	8.01	148,800
Principal Mine – Open Pit	3,003,000	3.92	378,900
Principal Mine - Underground	1,257,000	7.38	298,500
East Mine - Crown Pillar	594,000	3.21	61,300
East Mine - Underground	138,000	8.20	36,400
East Mine - 152	125,000	5.78	23,200
Low Grade Development	31,000	3.90	3,900
Total Indicated	8,551,000	5.75	1,581,600

Total Meas. + Ind.	11,780,000	6.39	2,419,300

Inferred
West Mine - 104	115,000	6.62	24,500
West Mine – 113 S4	15,000	5.79	2,700
Principal - 118	369,000	7.93	94,200
Principal - 123S	909,000	8.01	234,100
Principal - Crown Pillar	655,000	2.53	53,200
Principal - Underground	628,000	6.57	132,700
East Mine - Crown Pillar	310,000	3.03	30,200
East Mine - Underground	156,000	9.10	45,600
East Mine - 152	13,000	8.22	3,500
East Mine – Cherty	225,000	6.80	49,300
East Mine – 160 – Open Pit	131,000	1.68	7,100
East Mine – 160 - Underground	455,000	4.84	70,800
Total Inferred	3,981,000	5.84	747,900

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Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Underground Mineral Resources were estimated by RPA.
3.	Open Pit Mineral Resources were estimated by BBA.
4.	Mineral Resources are estimated at cut-off grades of:
●	4 g/t Au for the West Mine, Principal Mine Underground and East Mine.
●	3 g/t Au for South West, Inter and 104 zones in the West Mine. Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.
●	1.30 g/t Au for the East Mine – Open Pit.
●	0.50 g/t Au for the Principal Mine
●	0.47 g/tor 160 Zone – Open Pit.
5.	Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1.00.
6.	Minimum mining widths of two to three metres were used.
7.	Mineral Resources are exclusive of Mineral Reserves.
8.	Totals may not represent the sum of the parts due to rounding.

Except for the Inter and South West zones, which are 2D polygonal estimates prepared by TVX and Aurizon, and the East Mine Crown Pillar, which was estimated by Geostat System International Inc. (Geostat), and the Principal Mine, which was estimated by BBA, the resource estimates for the different mineralized zones at Casa Berardi have been carried out by RPA, assisted by mine staff, using block model grade interpolation techniques.  The current Mineral Resource estimate is based on the mine drill hole database and geological interpretation results.  In RPA’s opinion, the estimates are valid and representative of the geological context.

Estimation Parameters
Density was evaluated by zone, ranging from 2.7 t/m3 to 2.9 t/m3.  Minimum mining widths vary between two and three metres.  RPA believes that the impact of variable widths on resource figures is negligible.

MINERAL RESERVE ESTIMATES

Underground Mineral Reserves are estimated for the 113 Zone, Lower Inter Zone, and a number of smaller zones.  Open Pit Mineral Reserves are estimated for the Principal Mine and for the East Mine.  These portions of the total Mineral Resources have the best potential for economic extraction due to size, grade, and proximity to existing workings and infrastructure.  Mineral Reserves are classified based on the transfer of Measured Resources to Proven Reserves, and Indicated Resources to Probable Reserves.  Inferred Resources are not used in the reserve estimation.  Mineral Reserves are presented in Table 1-7.

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TABLE 1-7 MINERAL RESERVES BY ZONE
Aurizon Mines Ltd. – Casa Berardi Mine

Zone	Tonnes	Grade (g/t Au)	Contained Ounces
Underground - Proven
113	587,000	8.85	167,000
115-1	147,000	11.42	54,100
Lower Inter	910,000	7.97	233,200
North West	42,000	5.81	7,900
East Mine	88,000	6.27	17,800
Total Underground - Proven	1,775,000	8.41	480,000

Underground - Probable
113	402,000	9.88	127,800
Lower Inter	30,000	8.18	7,900
South West	72,000	4.64	10,700
109	114,000	5.71	21,000
111	37,000	5.44	6,400
117S	19,000	6.96	4,300
118	1,021,000	6.36	208,600
123S	493,000	7.42	117,700
East Mine	63,000	8.20	16,500
Low-Grade Dev.	31,000	3.90	3,900
Total Underground - Probable	2,282,000	7.15	524,900
Total Underground Proven + Probable	4,057,000	7.70	1,005,000

Open Pit - Proven
Principal Mine	89,000	6.26	18,000
East Mine	407,000	4.16	54,400
Total Open Pit - Proven	496,000	4.54	72,400

Open Pit - Probable
Principal	3,072,000	3.57	352,400
East Mine	228,000	3.66	26,800
Total Open Pit - Probable	3,300,000	3.57	379,200

Total Open Pit Proven + Probable	3,796,000	3.70	451,600

Grand Total Proven + Probable	7,854,000	5.77	1,456,600

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Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Underground Mineral Reserves were audited by RPA.
3.	Open Pit Mineral Reserves were estimated by BBA.
4.
Mineral Reserves are estimated at a cut-off grade of 4.15 g/t based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.8 and 5.4 g/t, respectively, were applied based on long term operating costs.  For the East Mine crown pillar and for Principal open pit, Mineral Reserves are estimated at a cut-off grade of 1.2 and 0.5 g/t respectively based on long term operating costs and gold prices.

5.	Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.00.
6.	A minimum mining width of three metres was used.
7.	Totals may not represent the sum of the parts due to rounding.

Underground Mineral Reserves were estimated for a longhole open stoping mining method without pillars, with stopes mined in a primary-secondary sequence.  Tonnes and grades were calculated for each stope, including ore development inside the stope outline.  Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage and backfill dilution, where applicable.  Dilution averages 21%.  Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit optimization and detailed design were updated in November 2008, by BBA, after an in-fill drilling campaign was completed.  A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 g/t Au cut-off grade. The overall stripping ratio of 17:1 includes approximately 7.4 million tonnes of overburden and 3.6 million tonnes of waste. Parameters have changed since 2008, and BBA recommends updating the design as part of a feasibility study.

The reserves for the Principal Zone open pit were prepared by BBA and presented in a PFS completed in February, 2011. The mineral reserve estimates included a dilution factor of 10% at zero grade, and an ore loss of 7%. The mineral reserves were based on a cut-off grade of 0.50 g/t Au.

TONNAGE AND GRADE RECONCILATION: MINERAL RESERVES VS. MILL (STOPE BY STOPE ANALYSIS)

Tonnage and grade reconciliation between Mineral Reserves and mill production was carried out on a stope by stope basis and is presented in Table 1-8.  Tonnes, grades, and gold ounces of block model estimates are compared to mill production.

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Because the block models are not updated on a regular basis, the stope grades are estimated using the nearest neighbour method for all of the stopes for mine planning and some of the stopes for Mineral Reserve reporting.  Tonnes, grades, and gold ounces of nearest neighbour estimates are also compared to mill production. Volumes are estimated from 3D solids in Gemcom.  To obtain the grade of a particular stope, only drill hole intercepts that are found within that stope are used, instead of using all surrounding drill hole samples (composites) no matter where the composite is located, inside or outside a stope.

Reconciliation results indicate that 3D block modelling provides a better estimate than the nearest neighbour method.  RPA recommends that the nearest neighbour grade interpolation method be discontinued, and a regularly updated Gemcom block model be used.  Grade interpolation based on composites should be used not only for long-term Mineral Resource estimation, but also on a day-to-day basis.

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TABLE 1-8 MINE-MILL RECONCILIATION - STOPES
Aurizon Mines Ltd. – Casa Berardi Mine

	2008	2009	2010	Cumulative
Block Model
Tonnes	560,625	550,629	533,530	1,644,784
Au g/t	8.81	7.99	7.38	8.07
Gold Ounces	158,877	141,381	126,633	426,890

Nearest Neighbour
Tonnes	605,287	515,557	520,529	1,641,373
Au g/t	8.23	7.42	7.22	7.66
Gold Ounces	160,220	123,002	120,867	404,089

Mill
Tonnes	552,369	519,664	580,954	1,653,564
Au g/t	8.37	8.36	7.16	7.94
Gold Ounces	148,716	139,653	133,727	422,200

Block Model/Mill ratios
Tonnes	1.01	1.06	0.92	0.99
Au g/t	1.05	0.96	1.03	1.02
Gold Ounces	1.07	1.01	0.95	1.01

Nearest Neighbour/Mill ratios
Tonnes	1.10	0.99	0.90	0.99
Au g/t	0.98	0.89	1.01	0.96
Gold Ounces	1.08	0.88	0.90	0.96

MINING

Current reserves at Casa Berardi comprise nine zones at the West Mine, spread over a moderate horizontal distance from each other and located at different elevations, one zone at the Principal Mine, and open pit at the Principal Mine, and open pit and underground areas at the East Mine.  The 113 Zone, Lower Inter Zone, 118 Zone, and East Mine form the bulk of the deposit tonnage.  The zones are of varying thickness, ranging from over 50 m to less than three metres, which is the minimum mining width.  Most of the hanging walls are subvertical (55º to 85º) and exhibit similar wall characteristics with the exception of the Lower Inter Zone, which in a number of places has relatively shallow hanging wall configurations (less than 45º).

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A transverse blasthole open stoping mining method was selected for the Casa Berardi Mine to provide the desired production rate.  Timely supply of both cemented and unconsolidated backfill plays a crucial role in controlling dilution and maintaining a short stoping cycle.

Stopes are nominally 15 m long by 20 m high (floor to floor), oriented in a transverse manner to the strike of the ore, and alternating in a primary and secondary extraction sequence.  Overcut and undercut drifts are driven to provide access to the top and bottom of the stope.  Cable bolts are installed in the hanging wall.  Ring drilling takes place from the overcut drift, using a production 75 mm top hammer longhole drill.  Forty-two inch diameter raise bore holes are used to create a free face into which the blastholes break.

After blasting, the broken ore is removed from the stope through the undercut drift, using a remote-controlled scooptram, and hauled to an ore pass.  When mining is completed, the stope is backfilled from the overcut, with cemented rock fill for primary stopes and unconsolidated waste rock for secondary stopes.  Stope sequencing generally proceeds from the bottom of a zone to the top.

Underground work is carried out by contractors.

GROUND STABILITY

A history of ground instability and related incidents during pre-Aurizon operations points to the importance of addressing rock mechanics issues for mining at Casa Berardi.  Ground instability is mainly restricted to the Casa Berardi Fault system, where graphitic fault rocks comprise the hanging wall of the ore zones.  The rock environment south of the Casa Berardi Fault is composed of relatively weak sediments with a frequent occurrence of schistose and graphitic rocks exhibiting weak contacts.  It is prone to develop wedge forms, due to frequent unstable joint formations, flat-lying gouge, or graphite-filled joints above mine openings.

Since Aurizon reopened the mine, ground control incidents have been minor for the most part, mainly involving sloughing in the graphitic fault at various locations.  One incident in January 2007 involved an unravelling stope back, when backfill was delayed due to commissioning problems at the cemented rock fill (CRF) plant.  In that case and other, smaller incidents, sloughing has been controlled through application of shotcrete, or by backfilling with cemented rock fill from levels above.  Minor sloughing incidents have been on the decline, due to changes in development techniques near the graphitic fault.

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A recent incident in the 113 Zone where the back came down after a stope had been blasted and left open for only a short period (5 days), has prompted Aurizon staff to reassess the mining method in this zone.  Presently, Aurizon is reviewing the application of an Undercut Longhole Method with Delayed CRF backfill. This would permit mining under an “engineered” back permitting better conditions, albeit at a higher mining cost.

The use of a modified Avoca method was studied and tested in three stopes in the North West Zone in the fall of 2010. In the present LOM plan there are no areas that were targeted for use of this method.

The use of paste backfill is also being evaluated at present to establish if any economies can be had in converting to this type of system.

RPA concurs with all of the efforts put forth by Aurizon personnel to improve productivity while maintaining an excellent safety record.

PROCESSING

Ore is hauled by truck from the West Mine headframe complex to the crusher dump pocket.  A reciprocating feeder under the dump pocket meters the ore into a jaw crusher.  The ore is crushed to approximately 5.5" (140 mm), and fed to a semi-autogenous (SAG) mill.

The SAG mill operates in closed circuit with a sizing screen.  The screen oversize material is returned to the SAG mill for further reduction, and the screen undersize is sent to primary and secondary cyclones.

Cyclone underflow is diverted and equally split to two parallel gravity circuits.  Each circuit is comprised of a vibrating screen and a Knelson gravity concentrator.  The gravity concentrates are leached in an intensive cyanidation reactor (Inline Leach Reactor, or ILR).  The pregnant solution from the ILR unit reports to the surge tank and to the electrowinning circuit for gold recovery, and the tail reports to the discharge ball mill pump box.

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The #1 Carbon-In-Leach (CIL) tank overflows into the #2 CIL tank and subsequently through the #3, #4, #5, #6, and #7 CIL tanks.  Overflow from the #7 CIL tank feeds a carbon safety screen to collect any fugitive carbon.  Oversize from the safety screen is collected in a collection bin and recycled back to the CIL circuit.  The safety screen underflow is discharged into the effluent treatment tank for cyanide destruction or by-pass to the tailings pump box.  The tailings pump box pumps the material to the tailings pond.

Samplers cut representative CIL feed and tailings samples.  Process air is added to each CIL tank.  Cyanide solution is added to the first CIL tank as required.

Regenerated and fresh carbon is supplied by batch to the #7 CIL tank and advanced from tank to tank counter current to the slurry flow.  Loaded carbon from the #1 CIL tank is pumped to a loaded carbon wash screen to remove any residual cyanide solution.  Oversize carbon from the loaded carbon wash screen flows by gravity to a loaded carbon surge bin.  The loaded carbon screen undersize returns to the # 1 or #2 CIL tank.

Loaded carbon from the surge bin is transferred to the stripping vessel.  Hot barren solution is pumped through the stripping vessel to remove the gold from the carbon.  The solution exiting the top of the stripping vessel is defined as a pregnant solution containing gold in solution.  To maintain the required volume and strength of the barren solution entering the stripping vessel, caustic and cyanide are added as required.

After stripping, the carbon is transferred to a regeneration circuit where organic contaminants are removed from the carbon by heat in a carbon regeneration kiln.  Carbon is discharged from the kiln into a quench tank.  Quenched carbon is educted to the sizing screen.  Fresh carbon from an attrition tank is also fed to the sizing screen.

Regenerated carbon is pumped to the #7 CIL tank to maintain the required carbon loading in the CIL circuit.

Pregnant solution from the CIL circuit, along with pregnant solution from the ILR unit, is fed to two electrowinning cells for gold removal.  The solution exiting the electrowinning cells is returned to the process.  The gold extracted from the solution is deposited on cathode plates.  The gold is removed from the plates, filtered, and smelted in an induction furnace.  The refined gold is poured into gold bullion moulds to form “doré” bars.  These bars are shipped to a refiner for further upgrading.

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LIFE OF MINE PLAN

The mine and mill complex were designed to produce and process 803,000 tonnes of ore per year at a rate of 2,200 tpd.  Prevailing ground conditions at Casa Berardi constrain stope sequencing and currently limit underground production to 730,000 tonnes per year (2,000 tpd).  The current LOM plan forecasts a steady 2,000 tpd pace, and increases to 3,000 tpd (2016-2020) from the Principal Zone open pit, followed by   the East Mine to supplement mill feed from underground in later years when the underground reserves diminish.

Although Aurizon has not achieved production of 730,000 tonnes per year in the past (see Table 1-5, above), production rates have been steadily increasing, and the mine   produced 722,746 tonnes in 2010.  In RPA’s opinion, the planned production rate should be achievable.

The LOM plan totals 7.96 million tonnes of ore grading 5.73 g/t Au, to be mined over ten years (2011 to 2020) from the 113 Zone, 118 Zone, Lower Inter Zone, and six smaller West Mine zones, plus open pit from the Principal Zone as well as open pit and underground production from the East Mine.

CAPITAL AND OPERATING COST ESTIMATES

LOM capital costs of $293.2 million, summarized in Table 1-9, include contractor mine development, mine infrastructure, open pit costs, equipment costs, tailings management, repayment of government loans, and mine reclamation and closure costs.

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TABLE 1-9 LOM CAPITAL COSTS
Aurizon Mines Ltd. – Casa Berardi Mine

	Million $
Item	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
UG Mine Development	20.9	20.0	16.9	13.1	1.1	.1	-	-	-	-	72.2
Mining Infrastructure	6.7	5.7	4.5	3.3	.7	.3	.06	.06	.06	-	21.3
Open Pit	-	-	-	-	58.5	25.4	-	6.2	9.7	2.3	102.2
Equipment	8.3	9.1	2.5	1.7	.8	.4					22.8
Tailings	.75	1.0	1.0	1.0	1.0	1.1	1.3	1.3	1.3	.3	9.9
Exploration (Dev. & D.D.)	13.4	5.2	4.6	2.3	1.1						26.6
Projects	14.4	17.2									31.7
Closure	.42	1.2	2.1	2.9							6.6
Total	64.9	59.5	31.5	24.2	63.4	27.3	1.3	7.6	11.1	2.6	293.2

Operating costs average $74 million per year.  Unit operating costs are presented in Table 1-10:

TABLE 1-10 UNIT OPERATING COSTS
Aurizon Mines Ltd. – Casa Berardi Mine

Item	Units	LOMP Average
Underground Mining	$/t ug ore	56.20
Open Pit Mining	$/t moved	2.06
	$/t op ore	33.12
Mining - Average	$/t milled	45.04
Mill	$/t milled	18.77
Administration	$/t milled
Total	$/t milled	93.77

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) and BBA Inc. (BBA) were retained by Aurizon Mines Ltd. (Aurizon) to prepare an independent Technical Report on the Casa Berardi Mine (the Mine), in the Abitibi region of Quebec.  The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates, as of December 31, 2010.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Aurizon is a Canadian gold mining company based in Vancouver, British Columbia, with an administrative office in Val d'Or, Quebec.  Aurizon owns 100% of the Casa Berardi property.

The Casa Berardi gold deposits are located along a five-kilometre East-West mineralized corridor.  They include the East, West, and Principal Mines.  Prior to Aurizon’s acquisition of the mine, production spanned ten years, 1988 to 1997, at first by Inco Gold Ltd. (Inco Gold) and then by TVX Gold Inc. (TVX).  During this period, a total of 3.5 million tonnes of ore was mined and 688,400 ounces of gold were recovered in the ore processing plant.

In September 1998, Aurizon acquired 100% of Casa Berardi's assets from TVX.  Aurizon reopened the mine in November 2006, achieving commercial production on May 1, 2007.  Currently, the major assets and facilities associated with the Mine are:

●	West Mine Mineral Reserves, including Lower Inter, South West, North West, 109, 111, 113, 115, 117S, and 118 Zones.

●	East Mine Mineral Reserves in the East Mine open pit and underground.

●	Principal Mine Mineral Reserves in the Principal Mine open pit.

●	Additional Mineral Resources associated with the West Mine (Inter, 104, 123S), Principal Mine (Open Pit and Underground), and East Mine (Underground).

●	West Mine infrastructure, including surface maintenance facilities, backfill plant, mine dry, a decline for underground access, and a shaft down to a vertical depth of 760 m.

●
East Mine infrastructure, including a crushing plant, an ore processing plant, a building complex with warehouse, maintenance facilities, a mine dry and offices; an underground decline, a shaft down to a vertical depth of 380 m, and a series of ramp-connected levels.

●	Facilities providing basic infrastructure to the mine, including electric power, ventilation, heat, water treatment and supply, and sewage treatment.

●	Tailings impoundment facilities.

●	Access by highway and gravel roads.

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SOURCES OF INFORMATION

Mr. Bernard Salmon, Eng., of RPA, visited the mine on many occasions since 2005, most recently and especially in 2010-2011 for this report (September 20 to 22, November 30 to December 2, December 6 to  9, and January 17 to 19).  Mr. Normand Lecuyer, P.Eng., ing., from RPA, visited the mine in September 2010, accompanied by Mr. Salmon.  Mr.Patrice Live, Eng., of BBA, visited the property on October 30, 2009 for general acquaintance with the project setting and verification of a potential dump site as well as general infrastructure locations.

RPA has carried out block model updates and assisted mine staff in the use of Gemcom software.  RPA also inspected the underground workings during the September site visit.

The key Aurizon contacts during RPA’s visits were:

●	Chief-Geologist Jeannot Boutin
●	Principal Mine Geologist Sylvain Picard
●	Technical Services Superintendant François Girard
●	Chief Mine Engineer Richard Lavallée
●	Senior Mine Engineer Daniel Côté
●	Senior Rock Mechanics Engineer André Harvey
●	Senior Exploration Geologist Réal Parent
●	Resource Geologist Alain Quenneville
●	Geology Technician Nathalie Brissette
●	Mill Superintendant Réjean Ricard
●	Environment Coordinator Lucienne Anctil

Property review and preparation of the Technical Report was carried out under the direction of Bernard Salmon.  Mineral Resources were estimated and/or reviewed by Bernard Salmon, ing., assisted by Aurizon personnel, except for 2D polygonal estimates.  Underground Mineral Reserves and mining aspects of the operation were reviewed and audited by Normand Lecuyer, P.Eng., ing. Open Pit Mineral Reserves have been estimated by Patrice Live, Eng., as part of prefeasibility studies carried out for Aurizon.

SGS Geostat (formerly Geostast System International Inc. (Geostat)) and BBA provided reports on the East Mine crown pillar, and BBA provided reports on the Principal Mine.  Mr. G. McIsaac provided reports on the East Mine underground.  The Casa Berardi Life of Mine (LOM) plan was provided by Richard Lavallée.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22, References.

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Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is quoted in Canadian dollars (C$) unless otherwise noted.

LIST OF ABBREVIATIONS

μ	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
m3/h	cubic metres per hour	L/s	litres per second
CFM	cubic feet per minute	m	metre
bbl	barrels	M	mega (million)
Btu	British thermal units	m2	square metre
C$	Canadian dollars	m3	cubic metre
cal	calorie	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	Second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) and BBA Inc. (BBA) for Aurizon Mines Ltd. (Aurizon).  The information, conclusions, opinions, and estimates contained herein are based on:

●	Information available to RPA and to BBA at the time of preparation of this report,

●	Assumptions, conditions, and qualifications as set forth in this report, and

●	Data, reports, and other information supplied by Aurizon and other third party sources, the reliability and integrity of which have satisfied the authors of this report.

For the purpose of this report, RPA relied on ownership information provided by Aurizon.  RPA has not researched property title or mineral rights for the Casa Berardi Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on Aurizon for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Casa Berardi Mine.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Casa Berardi property is located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality (Figure 4-1).  The mine site is located at longitude 79° 16' 46.4" and latitude 49° 33' 56.7".  The property is limited to the west by the Quebec/Ontario border and covers parts of Casa Berardi, Dieppe, Raymond, D'estrees, and Puiseaux townships.

The Casa Berardi property extends east-west for more than 37 km and reaches 3.5 km in width.  Even though the overall property covers several thousand hectares, the immediate area of the Mine covers only a few hectares (Figure 4-2).  The Casa Berardi gold deposits are located along a five-kilometre east-west mineralized corridor.  They include the East and West mines, and the Principal Zone (Figure 4-3).

LAND TENURE

The property is composed of 299 contiguous designated claims (CDC), covering a total area of 14,801.88 ha, and two mining leases, BM 768 and BM 833, covering areas of 397.09 ha and 84.35 ha, respectively.  On the whole, the property totals 15,283.32 ha (Table 25-1, Appendix 1).  Other legal titles, under the name of Aurizon, include non-exclusive lease BNE 25938 (sand and gravel pit), tailings lease 70218, and an additional five hectares of land contiguous to mining lease BM 768 for rock waste material storage.

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FIGURE 4-1   LOCATION MAP

CASA BERARDI
Matagami
QUEBEC
ONTARIO
QUEBEC
Villebois
La Sarre
Amos
Rouyn-Noranda
Malartic
Val d'Or
Cadillac
Senneterre
Louvicourt
Lac Turgeon
Lac Macamic
Lac Abitibi
Lac Obalski
Lac Preissac
Lac Malartic
Lac Parent
Parc Provincial Aiguebelle
Lebel sur Quévillon
Joutel
Virginiatown
109
101
111
117
113
0
10
20
30
40
50
Kilometres
March 2011
Source: Aurizon Mines Ltd., 2011.

Figure 4-1

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Location Map

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FIGURE 4-2   PROPERTY LOCATION MAP

CASA BERARDI PROPERTY
WEST MINE
EAST MINE
Mining Leases
Mineral Claims
N
DIEPPE
COLLINES KAGWADJI
Power line 120 Kv.
MONTS DELOGE
COLLINES FENOUILLET
Villebois
Val-Paradis
393
0 2 4 6 8 10
Kilometres
ONTARIO
QUEBEC
COCHRANE DISTRICT
MUNICIPALITÉ DE BAIE-JAMES
Selbaie Mine

Figure 4-2

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Property Location Map

March 2011

Source: Aurizon Mines Ltd., 2011.

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FIGURE 4-3   COMPOSITE LONGITUDINAL SECTION

W
E
4 km
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
P. Crown Pillar
P. Underground
E. Crown Pillar
E. Underground
CHERTY
152
160
INTER
NW
111
SW
117S
109
115
104
118
113
123S
1010m Trolley Drift
4600m
4200m
3800m
-400m
-800m
-1200m
0 200 400 600 800 1000
Metres

Figure 4-3

Proven & Probable Reserves	:	1,457,000 oz
Measured & Indicated Resources	:	824,000 oz
Inferred Resources	:	748,000 oz

Legend:

- *Proven & Probable Reserves*
- *Measured & Indicated Resources*
- *Inferred Resources*
- *Past Production*
- *Existing Infrastructure*
- *Proposed Development*

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Composite Longitudinal Section

Mineral Reserves & Resources as of December 31, 2010.

March 2011

Source: Aurizon Mines Ltd., 2011.

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According to Quebec's Mining Act, renewal of claims takes place every two years, with cost depending on area.  The claims and mining leases were renewed for a total amount of approximately $37,014 (Table 25-1, Appendix 1).  The Casa Berardi claims are in good standing.

The Mining Act stipulates that titleholders are required to conduct statutory work during the validity period of the claim.  Each claim or lease shows excess spending amounts for required works.  These amounts are put to the credit of the claims and are expected to cover several years in most cases.  The Casa Berardi exploration property has excess work credits of approximately $12,860,308.

The school taxes to the James Bay School Board and the Lac-Abitibi School Board, totalling $22,416.31, have been paid for 2010.

The municipal taxes to the James Bay Municipality, the Villebois Municipality, the Dupuy Municipality and the La Sarre Municipality, totalling $115,677.45, have been paid for 2010.

As of July 4, 2002, Aurizon had purchased all rights, title, and interest of TVX in the net smelter return (NSR) royalty that had previously been granted by Aurizon as partial consideration for the payment of the purchase price for the Casa Berardi property on April 30, 1998.

Aurizon owns a 100% interest in the Casa Berardi property.  The transfer of the mining rights regarding titles registered for the property was completed on September 15, 1998. The transfer of the mining rights on the tailings lease was completed on December 3, 1998.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Casa Berardi property is located 95 km north of the town of La Sarre, in the James Bay Municipality in the Abitibi region of northwestern Quebec.  The nearest commercial airport is located at Rouyn-Noranda.  La Sarre can be reached from Rouyn-Noranda via provincial roads 101 and 111.  The 38 km all-season gravel road to Casa Berardi branches off from the paved road linking La Sarre and the Selbaie Mine through the village of Villebois.  The branch is approximately 21 km north of Villebois.  On the property, a gravel road links the East Mine and the West Mine, and a number of forestry roads provide access to the rest of the property from east and west.

CLIMATE

The mean annual temperature for the area is slightly above the freezing point at 0.8°C.  Average July temperature is 16.8°C, and average January temperature is -17.9°C.

According to the 1961-1990 precipitation data, the average annual precipitation is 856 mm.  Rain precipitation is highest in September, averaging 113 mm of water.  Snow precipitation is registered between October and May, but its peak falls on the period between November and March, when its monthly average reaches 39 mm (expressed in millimetres of water).

LOCAL RESOURCES

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available.  Both experienced and general labour is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census).  Aurizon has had success in hiring experienced staff and personnel with good mining expertise, despite tight current labour markets experienced industry-wide.  The mine enjoys the support of local communities.

INFRASTRUCTURE

The surface infrastructure at Casa Berardi which includes both planned Principal Mine and east Mine open pits and dumps, is presented in Figure 5-1.

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The surface and underground infrastructure at the East Mine includes the following:

●	A 2,200 tpd mill;

●	A tailings pond comprising three cells, a polishing pond, and a process water pond;

●	A crushing plant;

●
A two-storey administrative building covering an area of 1,887 m2 with office space, including a conference room, a warehouse, a dry, an infirmary, a laboratory, a main garage of 970 m2, a millwright shop, and an electrical shop;

●	A warehouse for reagents and lubricants;

●	A second garage used as a core shack and covering an area of 430 m2;

●	A pumping station;

●	A backfill plant located at the ventilation raise collar;

●	A hoistroom, a headframe, and a 380 m deep shaft;

●	A decline and a series of ramp-connected levels.

Existing surface and underground infrastructure at the West Mine includes the following:

●	A backfill plant, including a compressor room and a ventilation raise intake;

●	Settling ponds;

●	A pumping station;

●	A 380 m2 garage;

●	A dry house with offices and warehouse;

●	A second warehouse;

●	A core storage area;

●	A gatehouse;

●	A decline providing access to all intermediate levels;

●	A shaft down to a vertical depth of 760 m.

There is no infrastructure related to the Principal Zone.  A five-kilometre track drift joins the East and West mines and provides access to the Principal Zone at the 280 m level.

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The power supply of the site is provided by a 55 km, 120 kV power line, from the town of Normétal.

FIGURE 5-1   SURFACE INFRASTRUCTURE (CURRENT AND PLANNED)

PHYSIOGRAPHY

The topography is generally gentle and is mostly characterized by swamps and thick overburden coverage (up to 60 m locally).  Elevation varies between 270 m and 360 m above sea level.  An esker crosses the property south of the West Mine, and was once quarried for gravel.  According to the map of ecological regions of Quebec, the area falls within the boreal zone and the spruce and moss domain.  The forested zones are characterized mainly by jack pine and spruce and have generally been logged.  The Mine area is characterized by swamps and is therefore classified as a bare to semi-bare wetland.  The Turgeon River crosses the property in its western part, while Raymond Lake is located to the east of the mines.

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6 HISTORY

PRE-AURIZON ERA

Before 1974, the Casa Berardi area was explored for base metal and iron formations.  In 1974, the first 13 claims were staked by Inco Gold.  The discovery hole was drilled in 1981, and 590 additional claims were staked.  In 1983, a joint venture agreement was reached between Inco Gold and Golden Knight Resources Inc. (Golden Knight).  The following years were marked by exploration drilling and, eventually, project engineering and construction.  September 12, 1988 marked the official opening of the East Mine, and the commercial production of the West Mine began in 1990 - both under the ownership of Inco Gold/Golden Knight.

In 1991, TVX acquired Inco Gold’s 60% interest in the Mine.  In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, a part of the Principal (Main) Zone between the West and the East Mine, from Teck Corporation.

By 1997, 3,769 holes had been drilled on the property for a total of 463,492 m.  Approximately 92% of these holes were located in the area between the West Mine and the East Mine.  Table 6-1 summarizes the drilling program.

TABLE 6-1 HISTORICAL DIAMOND DRILLING
Aurizon Mines Ltd. – Casa Berardi Mine

Project	Location	Drill Holes	Metres
Casa Berardi – Exploration	West side	205	18,695
	East side	261	17,821
Casa Berardi – Mine	West Mine	1,480	177,876
	Principal Zone	379	76,037
	East Mine	1,444	173,063
Total		3,769	463,492

The first mineral resource estimation was published in 1987.  The Mineral Reserve estimate was reported at 11.1 million tonnes grading 6.8 g/t Au containing 2.4 million ounces (all categories).  Mineral Reserves were estimated yearly during the life of the mine until 1997.  Following mine closure, the remaining mineralization was reclassified as Mineral Resources.  Table 6-2 shows the evolution of the mineral inventory at the mine from 1987 to 1997.

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TABLE 6-2 HISTORICAL MINERAL RESOURCES AND RESERVES 1987-1997
Aurizon Mines Ltd. – Casa Berardi Mine

	Mineral Resources			Mineral Reserves
Year	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
1987				11,106,000	6.8	2,421,000
1988				12,412,000	7.4	2,909,000
1989				9,652,000	7.3	2,251,000
1990				8,934,000	7.1	2,028,000
1991				6,234,000	6.3	1,265,000
1992				6,216,000	6.4	1,275,000
1993				4,767,000	6.2	946,000
1994				4,526,000	6.1	881,000
1995				3,253,000	5.9	620,000
1996				6,199,000	5.5	1,105,000
1997	3,189,000	5.8	591,000

Production began at the East Mine in September 1988 and at the West Mine in April 1990.  The total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 g/t Au.  The total gold recovered during the operating years was 688,400 ounces, with a mill gold recovery rate averaging 87%.  Although average statistics are not readily available for daily production, it appears that during the life of operation, the average production rate of the mill was less than 1,800 tpd.  Historical annual production is presented in Table 6-3.

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TABLE 6-3 HISTORICAL MINE PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Tonnes Milled	g/t Au	Recovery (%)	Oz Rec.
1988	124,057	5.9	88.0	19.025
1989	337,130	5.5	86.4	51,096
1990	361,935	8.9	87.4	88,999
1991	487,769	8.7	86.9	119,015
1992	315,938	9.3	87.1	80,319
1993	306,597	10.0	89.3	86,964
1994	550,638	6.5	86.8	97,518
1995	469,542	4.7	85.7	61,179
1996	498,405	5.4	87.2	76,039
1997	51,356	5.8	87.2	8,270
TOTAL	3,503,367	7.1	87.0	688,424

The maximum annual production of over 550,000 tonnes was achieved in 1994.  In the following years, the figures fell below 500,000 tonnes.  In January 1997, TVX announced the closure of the East Mine due to ground control problems. Two months later, the West Mine was closed.

AURIZON ERA – UNTIL COMMERCIAL PRODUCTION

The Casa Berardi assets and property were offered for sale in the fall of 1996.  In January 1997, Aurizon expressed interest in a letter to TVX.  In September 1998, following the due diligence work, Aurizon signed an agreement and completed the acquisition of all Casa Berardi assets and mining rights.

Following the acquisition of Casa Berardi, Aurizon completed an exploration diamond drilling program totalling more than 76,000 m (50,000 m from surface and 26,000 m from underground).  The main objective of the campaign was to increase the gold mineral inventory of the property by drilling prospective sectors below the 400 m level in the West Mine area.  The program resulted in the discovery of the 113 Zone and other smaller mineralized bodies.

Using the results of this drilling program as a basis for Mineral Resource estimation, Aurizon issued an internal study in March 2000, which provided positive indications of the economic potential of the West Mine area below the 400 m level.

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Following two years of limited exploration drilling activities due to depressed gold prices, Aurizon re-embarked on a surface exploration program that led to the discovery of additional zones east of the 113 Zone.

To increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and initiated in April 2003 to test the continuity of the mineralization of the 113 Zone.  That year, the West Mine ramp was extended 1,074 m from the 450 m level down to the 550 m level, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 m of the exploration drift were completed by the year-end, allowing the completion of 1,400 m of definition drilling.  A further 21,000 m of surface exploration drilling was completed in the area of zones 118-120 during 2003.

In 2004, $25.9 million was invested at the Casa Berardi Mine for the construction of the surface foundations and shaft collar, a shaft pilot raise from the 550 m level to surface, 878 m of exploration drifts, 53,100 m of exploration and definition drilling, 102 m of ventilation raising, and 1,590 m of ramping down to the 550 m level.  Aurizon commissioned Met-Chem Canada Inc. (Met-Chem) to prepare a feasibility study (the FS).  Aurizon proceeded with the implementation and construction of the West Mine infrastructure.

In 2005, $41.1 million was invested at Casa Berardi for:

●
Completion of two feasibility studies (the FS by Met-Chem in January 2005, based upon Mineral Reserves above the 700 m level, and the Updated Feasibility Study in October 2005, incorporating Mineral Reserves down to the 900 m level);

●	Construction of a new headframe, hoistroom, ore and waste bins;

●	Shaft sinking 290 m down from surface;

●	113 Zone ramp extension 1,200 m down to the 680 m level;

●	Access to the Lower Inter Zone down to the 570 m level with the completion of 429 m of ramping and drifting;

●	685 m of drifting and 367 m of ventilation raising;

●	Initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory;

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●	33,500 m of definition drilling from 137 holes; 19,000 m of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2006, an additional $74.5 million was invested to fund the aforementioned construction and development.  In early November, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations.

In 2007, $33.9 million was invested to fund pre-production up to May 1, 2007, the date of achieving commercial production

In November 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations, achieving commercial production as of May 1, 2007.  From November 2006 to December 31, 2010, a total of 2,680,000 tonnes at an average grade of 8 g/t have been milled at Casa Berardi for a total gold output of 636,400 gold ounces recovered.  Table 6-4 lists Aurizon production by year.

TABLE 6-4   CASA BERARDI ANNUAL PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Tonnes	Grade (g/t Au)	Ounces Recovered	Recovery (%)
2006	68,481	8.58	17,731	93.9
2007	545,259	9.78	159,469	93.0
2008	654,398	8.16	158,830	92.5
2009	688,677	7.77	159,261	92.6
2010	722,746	6.76	141,116	89.8
Total	2,679,562	8.02	636,408	92.1

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7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Mine is located in the northern part of the Abitibi Subprovince, a subdivision of the Superior Province, the Archean core of the Canadian Shield.  The Mine area belongs to the Harricana-Turgeon Belt, which is a part of the North Volcanic Zone (Figure 7-1).

More specifically, the regional geology is characterized by a mixed assemblage of mafic volcanics, flysch-type sedimentary iron formations, and graphitic mudrocks that are limited by a large granodioritic to granitic batholith.

Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 km wide corridor that can be traced over 200 km.  A network of east-west to east-southeast and west-northwest ductile high strain zones mainly follows the lithological contacts.

Many significant deposits and past producers of different types are present in the region.  Base metals have been produced from the Joutel (Selbaie Mine, Estrades Mine) and Matagami camps.  New deposits have been identified 15 km south of Casa Berardi, on the Gemini property.  Eastward, in the Casa Berardi structural trend, is the former Agnico-Eagle Telbel Mine.  Other deposits, with tonnages in the order of one to three million tonnes and grades between 4 g/t Au and 6 g/t Au, have also been outlined on the Douay, Vezza, and Desjardins properties.

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FIGURE 7-1   REGIONAL GEOLOGY

N
CASA BERARDI
DOUAY WEST
Matagami
SHORTT
Chibougamau
FLORDIN
JOE MANN
TELBEL
VEZZA
BACHELOR
DESJARDINS
SLEEPING GIANT
GRENVILLE
ABITIBI
PONTIAC
Rouyn
Val d'Or
0 20 40 60 80 100
Kilometres
Legend:
Gold
Major Faults
Sedimentary Rocks
Volcanic Rocks
Plutonic Rocks
Production + Resources
March 2011
Source: Aurizon Mines Ltd., 2005.

Figure 7-1

Aurizon Mines Ltd.

Casa Berardi Property
Northwestern Québec, Canada

Regional Geology

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PROPERTY GEOLOGY

STRATIGRAPHIC DIVISIONS

The property geological environment is centred on the Taïbi volcano-sedimentary domain, which is bounded on the north by the Recher batholith and on the south by different volcanic domains of tholeiitic affinity (Figures 7-2 and 7-3).  The Dieppe domain covers half of the southwestern part of the property, and the Turgeon domain lies immediately south of the eastern half of the property.  Dieppe volcanism is recognizable by a thick (up to 100 m) massive flow or volcanic conduit with sub-ophitic textures which indicate a deep volcanic environment with high rates of magma generation.

Well-defined flysch-type sedimentary units, like magnetite-rich wacke and conglomerate, can be traced over tens of kilometres without significant facies variations.  Volcanics units extend for five to fifteen kilometres inside the sediments and form lens-shape structures.  Smaller lenses are a few hundred metres wide and are included in the Casa Berardi deformation zone.

Basaltic to andesitic flows, with thickness generally less than 50 m, show normal progression facies from coarse crystalline to massive, amygdalar, and vesicular in lapilli tuffs and tuffs.  Flow contacts are identified by graphitic mudrock horizons.  Gabbroic sills, which are related to the Dieppe domain, are visible near the flow contacts.  The Turgeon volcanism is considered as a distal, near surface, more evolved volcanism environment.

Graphitic rocks (in the form of pyritic graphitic mudrock), black chert, wacke, and conglomerate form a 500 m wide structural corridor that coincides with the Casa Berardi Fault.

The stratigraphic sequence starts with basal mafic volcanism (2,730 to 2,720 million years old).  Pyrite-rich graphitic mudrock and the associated chert appear to be synchronous with the volcanism as evidenced by fragmentary hyaloclastic units of different compositions.  The main sedimentary event corresponds to a flysch-type sequence deposition.  U/Pb dating of the iron formation and conglomerate indicates ages between 2,695 and 2,692 million years for this event.

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STRUCTURES

The mafic volcanic units along the Taïbi domain represent in plan view a lenticular shape corresponding to structural doming.  Polarity inversions are recognized in sediments on both sides of their contacts with these units.  Tight isoclinal folding forms an asymmetric dome and basin pattern which is well preserved around volcanic units in the iron formations.  The main north-south compression event, which is responsible for an 8:1 elongation ratio, is indicated by a strong penetrative east-west foliation.

Two fabrics are observed:

●	A constant main penetrative east-west foliation, dipping 60° south.

●
A crenulation cleavage with an undefined oblique orientation related to northeast or northwest fold components.  A higher strain rate along main sediment-volcanic contacts has resulted in a small-scale complex dome and basin folding and strong stretching mineral lineation with steep opposite plunges.

The Casa Berardi Fault is defined by a stratigraphic contact between a graphite-rich sediment sequence at the base of the Taïbi domain, a northern continuous mafic fragmentary volcanic unit, and a southern polymictic conglomerate unit.  On the north side of the fault, a thick sequence of very homogeneous wacke and volcanites is observed.  The fault strikes east-west and dips 80° to the south.  The 200 m to 600 m wide deformation zone shows a tight dome and basin pattern, dipping generally sixty degrees (60°) south.  The deformation zone can be traced along the basalt-conglomerate-iron formation sequence.  At depth, as evidenced by observations and gravimetric profiles associated to metamorphic rocks, the lithological units dip towards the fault.

The Casa Berardi Fault crosscuts locally asymmetric (drag) fold axes in the iron formation along the deposit, especially at the Principal Zone and Zone 160 locations, indicating an early sinistral displacement.  Stretching is represented by a 4:1 ratio in the vertical plane.

Inside the fault zone, ductile deformation intensity is heterogeneous.  Foliation is uniform in larger competent rock units, such as mafic volcanites and conglomerates.

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ALTERATION AND METAMORPHISM

The regional metamorphism, which is of lower greenschist facies, is locally influenced by a series of syntectonic batholiths with associated thermal aureole.  The Recher thermal aureole limit follows the northern boundary of the property located approximately two kilometres from the batholith and the Casa Berardi Fault.

Inside the contact metamorphism halo, the sediments are affected by a quartz-plagioclase-biotite assemblage.  In the case of iron-rich sediments, the sediments are affected by a chlorite-chloritoid assemblage.  Garnet is locally visible.  Mafic volcanics are affected by a plagioclase-tremolite assemblage.  Chloritoid, plagioclase, and garnet are porphyroblastic, with chlorite-biotite pressure shadows indicating the synchronicity of crystallization and regional foliation.

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FIGURE 7-2   PROPERTY GEOLOGY

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FIGURE 7-3   SURFACE GEOLOGY

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8 DEPOSIT TYPES

The Casa Berardi gold deposit can be classified as an Archean sedimentary-hosted lode gold deposit.

The gold mineralization is superimposed on a continuous graphitic mudrock unit corresponding to the Casa Berardi Fault plane.  The deposit surface signature shows two main gold concentrations distributed over five kilometres.  Gold occurs mainly south of the Casa Berardi Fault, and sometimes on both sides of the fault.

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9 MINERALIZATION

DEPOSITION MODEL

Some essential conditions were initially present in the Casa Berardi area during the formation of the Harricana-Turgeon volcano-sedimentary belt, preparing conditions for a later gold deposition event.

The Casa Berardi Fault represents an old discontinuity at the top of a mafic volcanic rock in a basement where hydrothermal activity has led to the formation of chert and graphitic mudrock containing large massive pyrite lenses.  The 30 to 40 million years old unconformity between the mafic volcanites and the flysch-type sequence is exposed in many places along the Casa Berardi Fault.  Iron formations and iron rich sediments are present near the base of the sequence and appear on both sides of the Casa Berardi Fault zone.  The presence of sulphur and iron in the environment is a factor which is highly favourable for gold mobilization.

The tectonic mechanism generated many structural features at different scales, creating a favourable context for the formation of gold deposits.  The regional north-south main compression events resulted in tight kilometre-scale isoclinal folding and in bringing the geological units into a vertical position.  The Casa Berardi Fault was generated during this stage by a movement at the contact of a graphitic unit.  The proximity of large volcanic units, such as the Dieppe and the Joutel-Raymon domain, has formed competent cores inside antiforms.  Those competent cores forced oblique movement and generated a polyphase elongated dome and basin folding pattern.  This first tectonic stage corresponds regionally to a 50% shortening and happened under ductile conditions at a depth of six to ten kilometres.

High constraint zones, associated with pervasive carbonization, are generally developed where graphitic mudrock horizons are localized at major rock contacts.  This combination of factors acted as a ground preparation for the positioning of vein networks and long veins.  The general orientation of the veins and internal structures are generally concordant with the ambient fabric.  The veins are localized within the foliation and contain two types of enclaves: foliated host rocks and graphitic planes showing a stylolithic pattern.  The vein contacts are usually sharp.  The lack of fabric development indicates a late emplacement.

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STRUCTURAL CONTROL

The mineralized zones are closely associated with the Casa Berardi Fault and are found on both sides of the fault.  They are restricted to a 500 m wide corridor, which is folded and plunges lightly to the west (Figure 9-1).  This corridor is intimately associated with the conglomerate and follows the same structural pattern.  The mineralized corridor and the conglomerate are located close to the contact between the basement and the sedimentary basin.  This contact plunges slightly to the west.

FIGURE 9-1   MINERALIZATION CORRIDOR AT THE WEST MINE

STYLES OF GOLD MINERALIZATION

Gold mineralization is essentially located in quartz veining, either in the form of plurimetric veins, small-scale veins, or veinlet networks.  Veins are heterogeneous and contain a variable percentage of foliated enclaves showing a laminated appearance.  Veins are of different colour, texture, and structure.  Gold grades are generally correlated with increasing complexity.  Different quartz phases have been recognized in mineralized veins to show the following sequence:

●	Phase 1: grey quartz, with abundant sulphides and fluid inclusions, comprising more than 50% of mineralized veins.

●	Phase 2: mosaic micro-crystalline quartz occurring in higher grade portions of veins.

●	Phase 3: non-mineralized coarsely crystallized white quartz which cuts the two others.

The gold bearing vein filling is rarely massive, but often brecciated, micro-brecciated, or laminated.  The fracture planes are rich in graphite and muscovite.  Veins contain only minor sulphides (1% to 3%), including mainly arsenopyrite, pyrite, and traces of sphalerite, chalcopyrite, pyrrhotite, tetrahedrite, galena, and gold.  Arsenopyrite is the main gold bearing sulphide present in all veins of the deposit.

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The granulometric distribution of gold is similar for all locations.  According to petrographic compilations, 50% of the gold particles have an average diameter less than 30 μm, and approximately 3% are > 100 μm.  The gold distribution inside the mineral assemblage varies slightly according to the mineralized zones.  In the West Mine area and 113 Zone, the vein mineralization, which is related to the Casa Berardi Fault, shows that gold is mostly free and in contact with arsenopyrite grains (< 10 μm to 0.5 mm).  Arsenopyrite is associated with sphalerite and tetrahedrite in clusters, joints, and in micro-brecciated areas.  In the South West Zone, the Principal Zone, and some areas of the East Mine, where the mineralization is not related to the Casa Berardi Fault, the gold distribution is variable and depends on the amount of sulphides in quartz veins and host rocks.  Fifty percent (50%) of gold grains that have been observed are inclusions in pyrite and arsenopyrite crystals.

Gold bearing veins are typically enclosed in carbonate-sericite alteration envelopes, with LOI varying between 12% and 40% depending on the host rock reactivity.  High volatile values appear mainly along the Casa Berardi Fault zone, but develop also as continuous areas inside the ductile deformation zones, near the South Fault or in the higher deformation levels between the two faults.

In the West Mine, an albite-sericite assemblage is observed in metasomatized ultramafic dykes below the 400 m level.  Those dykes, enclosed in graphitic mudrocks, are associated with the gold bearing quartz vein system.  Sulphidation is an important part of the mineralization process in iron environments, such as the carbonated chert-magnetite iron formations and primary massive pyrite lenses in Zone 25-8, where magnetite is pervasively replaced by pyrite with coeval arsenopyrite crystallization.

Alteration halos with gold values of above 100 ppb and anomalous values of As and Sb surround most of the mineralized zones along the Casa Berardi Fault.  Those halos can be found up to five kilometres away, on both sides of the deposit.

Stockworks are the second style of gold mineralization in the deposit and represent nearly the same volume as the large quartz veins.  The stockworks are low grade and largely unexploited.  Across the deposit, hanging wall stockworks are present in contact with important mineralized quartz veins.  Between 10% and 20% of the rock volume is composed of centimetre- to decimetre-thick quartz veins with gold values ranging from 1 g/t to 10 g/t.  Veins of all textures and composition are concordant with host rocks.  Foliated and finely bedded rocks are cut by concordant veins.  Less deformed basalts or heavily carbonated iron-rich rocks are cut by fracture-controlled vein sets.

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At the deposit scale, the Principal Zone and the East Mine zone areas correspond to the stockworks surrounding quartz cores.  The stockworks are not limited to the fault and can affect the total width of the deformation zone.  They appear as a superposition of metre to decametre wide mineralization subzones.

In the Principal Zone, the stockwork extends laterally for 400 m at a 50° western plunge.  In the East Mine, the mineralized system extends laterally also for 400 m, reaching a depth of 800 m down the dip (Figure 9-2).  The system crosses the Casa Berardi Fault at a low angle over a 100 m stripe.  Mineralization continues laterally westward on the south side of the fault and eastward on the north side of the fault.

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FIGURE 9-2   COMPOSITE LONGITUDINAL SECTION

W
E
4 km
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
P. Crown Pillar
P. Underground
E. Crown Pillar
E. Underground
INTER
NW
111
SW
109
104
117S
115
118
123S
113
810m Exp. Drift
1010m Trolley Drift
118
CHERTY
152
160
-400m
-800m
-1200m

Refer to Figure 19-1
West Mine Longitudinal Section

Proven & Probable Reserves	**: 1,457,000 oz**
Measured & Indicated Resources	**: 824,000 oz**
Inferred Resources	**: 748,000 oz**

0 200 400 600 800 1000
Metres

Figure 9-2

Legend:

- *Proven & Probable Reserves*
- *Measured & Indicated Resources*
- *Inferred Resources*
- *Past Production*
- *Existing Infrastructure*
- *Proposed Development*

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Composite Longitudinal Section

Mineral Reserves & Resources as of December 31, 2010.

March 2011

Source: Aurizon Mines Ltd., 2011.

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The third type of mineralization is the Banded Iron Formation (BIF) hosted mineralization.  This type of mineralization is found in:

●	The Principal area (Zones 25-8 and 27-1),

●	Areas between the mines (Zone 140), and

●	At the continuity of the East Mine area (Zone 160).

These examples are restricted to the north iron formation which is composed of 10% chert-magnetite beds in chloritic wackes.  Major sulphide minerals are pyrite and arsenopyrite.  These sulphides have replaced the oxide rich layers which surround the quartz veins and the veinlet stockworks where strong carbonization and chloritization are observed.

WEST MINE MINERALIZATION

The mineralized zones in the vicinity of the underground infrastructure of the West Mine are all located between sections 10350 E to 11250 E, which correspond to the western limit of the Lower Inter Zone and the eastern limit of Zone 111, respectively.  This is the sole mineralization located across the South Fault that has been mined to date.

The mineralization at the West Mine is represented by two main types:

●	Low sulphide quartz veins: networks of centimetric to plurimetric quartz veins located south of the Casa Berardi Fault in sedimentary rocks that are predominantly wacke and mudrock types.

●
Sulphide-rich stockworks: represent the same volume as large quartz veins, but have lower grades and are largely unexploited.  Hanging wall stockworks are present in contact with important mineralized quartz veins across the deposit.

In the West Mine area, a continuous two metre thick, 400 m wide, and over 1,400 m long quartz panel contains most of the mineralized zones.  The mineralized zones are stacked and appear to be located along an east-west folded trend.  The latter shows a double plunge, which is interpreted as a structural dome (Figure 9-3).

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FIGURE 9-3   GEOLOGY – WEST MINE ZONES (SECTION 10,700 E)

9800N
10000N
10200N
10400N
Surface
5000m
-200m
4800m
-400m
4600m
-600m
4400m
-800m
4200m
111
NORTH-WEST
ZONES
SOUTH-WEST
ZONES
LOWER INTER
ZONE
109
ZONES
South Fault
Lower Inter Fault
CASA BERARDI FAULT
0 50 100 150 200
Metres
Legend:
Basalt
Graphitic Mudrock
Wacke + Mudrock
Wacke
Conglomerate
Quartz Vein
Fault
March 2011
Source: Aurizon Mines Ltd., 2005.

Figure 9-3

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Geology - West Mine Zones (Section 10,700E)

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Mineralized zones of the West Mine, such as Lower Inter, Inter, and North West, show weak or no plunge, a moderate south dip (30°), and have extensions which branch off from the fault at 130° (Figure 9-3).

On the east side of the mine, the mineralized zones, such as zones 111 and 113, show a steeper plunge (> 50°) with a dip varying between 70° south and 70° north, similar to the Casa Berardi Fault.

MINERALIZATION IN THE 113 ZONE

The 113 Zone is a 20 m to 70 m wide mineralized corridor, with an east-west strike, subvertical, adjacent to the Casa Berardi Fault (Figures 9-4 and 9-5).  Some off-shoots have been interpreted as fold noses and strike between N 065° and N 295° (Figure 9-6).  The width of the zone along holes varies from five metres to 20 m.  The zone extends vertically for over 650 m, the top being at the 250 m level.  Lateral extension decreases from 300 m at the 600 m level to 150 m at the 700 m level.

Gold mineralization is found within narrow to large folded quartz veins and in associated wall rock.  The quartz veins consist of white to grey quartz, locally brecciated and laminated, vitreous in places, and contain 5% to 15% graphitic mudstone in thin bands and stringers.  The mineralization occurs as fracture filling and dissemination of arsenopyrite, pyrite, and fine grained free gold.  Sphalerite and tetrahydrite are present in minor amounts.  Pyrrhotite, galena, and chalcopyrite occur in traces.  Visible gold is reported.

Wall rocks of the 113 Zone are composed of graphitic mudstone, greywacke, conglomerate, and mafic volcanics, and have thickness between 5 m and 50 m.

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FIGURE 9-4   GEOLOGY – 113 ZONE (SECTION 11,375 E)

9900N
10100N
10300N
-500m
-700m
-900m
South Fault
C.B. Fault
North Fault
0 25 50 75 100
Metres
Figure 9-4
Legend:
Wacke + Mudrock
Graphitic Mudrock
Conglomerate
Basalt
Wacke
Quartz Vein
Fault
Economic Zone
March 2011
Source: Aurizon Mines Ltd., 2005.
Aurizon Mines Ltd.
Casa Berardi Property
Northwestern Québec, Canada
Geology - 113 Zone
(Section 11,375E)

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FIGURE 9-5   GEOLOGY – 113 ZONE (SECTION 11250 E)

9900N
10100N
10300N
-500m
-700m
-900m
South Fault
Casa Berardi Fault
North Fault
0 25 50 75 100
Metres
Legend:
Wacke + Mudrock
Graphitic Mudrock
Conglomerate
Basalt
Wacke
Quartz Vein
Fault
Economic Zone
March 2011
Source: Aurizon Mines Ltd., 2005.
Aurizon Mines Ltd.
Casa Berardi Property
Northwestern Québec, Canada
Geology - 113 Zone
(Section 11,250E)
Figure 9-5

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FIGURE 9-6   GEOLOGY – 113 ZONE (550 M LEVEL)

Lev. 550
11200E
11400E
11500E
N
Shaft
10200N
North Fault
Casa Berardi Fault
10100N
Lev. 550
10000N
0 20 40 60 80 100
Metres
South Fault
Figure 9-6
Aurizon Mines Ltd.
Casa Berardi Property
Northwestern Québec, Canada
Geology - Zone 113
(550m Level)
Legend:
Wacke + Mudrock
Graphite Mudrock
Conglomerate
Wacke
Basalt
Basalt + Wacke + Mudrock
Quartz Vein
Economic Zone
Fault
March 2011
Source: Aurizon Mines Ltd., 2005.

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MINERALIZATION IN THE SOUTH FAULT

In plan view, the South West and South East zones can be interpreted as a dome which is cut by the South Fault and by the subsidiary Auxiliary Fault.  The mineralized system extends 200 m laterally and 300 m along dip, from surface to the 300 m level.

The main quartz vein structures are developed at the contact between a conglomerate and a graphitic mudrock, and are associated with a large stockwork of disseminated sulphides.  The internal vein structure shows variable orientations and is, in many places, brecciated.  The economic mineralization extends down dip and is represented by a system of parallel veins which dip at 60° and split from the main quartz vein.

SOUTH DIPPING MINERALIZATION

The main remaining resource at the West Mine is represented by the Lower Inter Zone.  This zone is located between the 375 m and 475 m levels, and between sections 10525 E and 10360 E.  The mineralized zone, which dips at 25° to 45° south and plunges to the west at 15°, is controlled by the Casa Berardi and Lower Inter faults.  The Casa Berardi Fault dips steeply north, while the Lower Inter Fault dips 40° to 45° to the south, joining with the South Fault.  Thickness varies from four metres to 50 m, with the maximum observed just below the contact of the two faults, and thinner sections observed down-dip along the Lower Inter Fault.  The mineralized zone extends for 200 m.  A stacking of quartz veins is observed in a deformation zone that is located at the lithological contact between a mafic volcanic rock in the footwall and a graphitic mudrock in the hanging wall.

Mineralized veins are characterized by a grey to white layering.  Variations in the quartz textures are due to millimetric to decimetric graphitic-rich bands.  Gold is not uniformly distributed throughout the vein, the hanging wall being barren.  Weak disseminated arsenopyrite, with which gold is associated, is restricted to a few metres outside of the vein.  Gold grades are low.

The previously mined-out portions of the Inter Zone, which are located between the South Fault and the Casa Berardi Fault, present similar characteristics.  The quartz vein, the mineralized stockworks, and the chert are related to a ductile deformation zone which is bounded at the hanging wall by a brittle fault.  The fault is developed at a contact between the graphitic sediments and the volcanoclastic units.  The mineralized structure is located at the contact between the graphitic sediments and a mafic volcanoclastic unit.  The mineralized structure strikes southeast with a shallow dip to the south (5º to 45º), and extends 150 m laterally and 75 m along dip.  Its upper part is connected to the North East Zone.

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MINERALIZATION IN CASA BERARDI FAULT

A group of mineralized zones, including North West, North East, 109, and 111 zones, are located in the vicinity of the Casa Berardi Fault.  The North West and North East zones are the most important in terms of mineralized volume.

The mineralization is contained within a quartz vein which extends between section 10385 E and section 11125 E.  The 111 Zone extends between the 150 m and 400 m levels.  Gold is found in quartz veins on the south side of the Casa Berardi Fault, at the contact with an assemblage of wacke, mafic pyroclastites, and graphitic mudrocks.  The North West Zone is enclosed in chert shreds located on the north side of the Casa Berardi Fault.  The 111 Zone is developed in the same context.

The mineralization dips steeply to the north, parallel to the fault.  Its thickness ranges between two metres and 25 m.  Sulphide dissemination and veinlets are generally restricted to a few metres away from the veins.  No significant gold is reported except in the areas where chert is observed.  In this case, economic grades are associated with conformable pyrite veinlets and disseminated arsenopyrite in chloritic layers.

Over several tens of metres along its south contact, the fault dips generally south; its dip varying accordingly with the dip of the host rocks.

The 109 Zone strikes east-west and dips 40º to 45º to the south.  It is a quartz vein-type structure with 15% to 30% graphitic mudstone in stringers and thin bands.  It splays off to the south from the Casa Berardi Fault approximately at the 450 m level.

MINERALIZATION IN THE 118 ZONE

The 118 Zone (118-1 to 118-9) occurs from section 11600E to 12400E, between the 400 m and 1,200 m levels. The mineralization occurs within a 20 m to 70 m wide mineralized corridor south of the Casa Berardi Fault (Figure 9-7) and is, composed of stacked quartz veins and quartz stockwork within a sequence of volcanic and sedimentary rocks.  It has an east-west strike and dips south at 60o to 80o, with a plunge to the west at a dip varying from 45o to 70o.  Mineralization consists of fine to medium grained disseminated arsenopyrite, pyrite, sphalerite, and visible gold associated with quartz veins.  One lens (118-6) occurs within a conglomerate unit and represents a quartz stockwork highly mineralized with fine to coarse grained arsenopyrite and pyrite. The lens ranges from three metres to five metres in thickness, strikes east-southeast, and dips to the southwest at 70o. Mineralization is open along the west down plunge and to the east.

MINERALIZATION IN THE 123 ZONE

The 123 Zone occurs in the south domain of the Casa Berardi deformation corridor and consists of plurimetric stacked quartz veins and quartz stockwork within a sequence of volcanic rocks, sediments, and chert on the south flank of the conglomerate that hosts the 118 Zone (Fig 9-7).  Mineralization consists of arsenopyrite, pyrite, pyrrhotite, visible gold, and sphalerite.  The zone strikes east-northeast and dips to the southeast at 60o.

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FIGURE 9-7   GEOLOGY – 118 AND 123 ZONES

S
N
Figure 9-7
Aurizon Mines Ltd.
Casa Berardi Property
Northwestern Québec, Canada
Geology - 118 and 123 Zones
(Section 12,375E)
Source: Aurizon Mines Ltd., 2011.
Gold Zone
Principal Area
280m
Track Drift
South Break Zone 123
550m
Track Drift
South Break
Gold Zone
123 Area
810m
Exp.Drift
(at 12050E)
(at 12375E)
C.B.Break
Gold Zone
118 -120 Area
(projection at 12050E)
Legend:
Overburden
Volcanics
Conglomerate
Graywayke
0 50 100 150 200
Metres
-200m
-600m
-800m
-1000m
4800m
4600m
4400m
4200m
4000m
9600N
9800N
10000N
10200N
March 2011

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PRINCIPAL ZONE MINERALIZATION

The mineralization in the Principal Zone occurs near surface and extends to the 118 Zone at depth.  The zones are located between section 11975 E and section 12900 E. Mineralization occurs to the south (zones 24-01, 24-02, 24-03) and to the north (zones 22-06, 25-04, 25-08, 26-05, 27-01) of the Casa Berardi Fault.  Mineralization also occurs in the south domain of the Casa Berardi deformation corridor, corresponding to the up-dip plunge of the 123 Zone (to be tested). The Principal Zone is connected to the West Mine area by the up-dip extension of the 118 Zone along the Casa Berardi Fault.

Zone 24-01 is located south of the Casa Berardi Fault and consists of en-echelon veins within a sequence of volcanic and sedimentary rocks, generally oriented west-northwest and dipping to the southwest at 80o.  Mineralization consists of arsenopyrite, pyrite, and visible gold associated with quartz veins. Zone 24-01 plunges to the southeast at 50o. Zone 24-02 occurs mostly as metric quartz veins near the southern contact of the conglomerate and the volcanic rocks, within the volcanic rocks, and is oriented east-southeast, dipping to the southwest at 50o. Mineralization consists of pyrite and arsenopyrite.  Zone 24-03 occurs as stacked quartz veins and stockworks south of the Casa Berardi Fault and on top of the conglomerate, within or near the contacts of the volcanics and wacke.

Mineralization to the north of the Casa Berardi Fault occurs along an east striking, south dipping overturn anticline. The south limb includes zones 22-06, 25-4, and 26-05 and occurs in highly deformed and altered basalt. Mineralization occurs as fine grained disseminated pyrite and arsenopyrite in cherty units, plurimetric quartz veins, and quartz stockworks.  The zones have a major east-west strike and dip to the south at 60o to 80o, plunging to the east at 20o.  The north limb consists of zones 25-8 and 27-1 and occurs in a chloritic sediment/chert assemblage where the iron formation has been replaced at the contact with mafic volcanics. The mineralization occurs in quartz vein networks with disseminated and massive arsenopyrite and pyrite, as well as in pyrite rich fracture fillings. The zones have a major east-west strike and dip to the south at 60o to 80o, plunging to the east at 20o. Mineralization is still open to the east and to the west.

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EAST MINE MINERALIZATION

The mineralized zones in the East Mine area are located between sections 14700 E and 16000 E.  Past production came from stopes which were located between surface and the 550 m level, and was restricted to two main parallel veins averaging five metres in thickness and not exceeding 150 m in lateral extension.

The North Zone is located along the Casa Berardi Fault.  The subvertical to steeply dipping zone lies between 100 m and 500 m levels, and its lateral extension is less than 150 m.  The South Zone is oblique in plan with variable directions, and dips at 60° due north.

The drilling information indicates mineralization down to a depth of 900 m.  The remaining resources are located in the crown pillar, and between the 550 m and 800 m levels.  The Cherty Zone and the 160 Zone are located north of the Casa Berardi Fault and have been drilled to a depth of 300 m, however, information is restricted to a 100 m thick corridor.

Based on geometry, structural and geological contexts, the East Mine mineralized structure can be divided into three depth-related parts:

1.
Between surface and the 200 m level, the sediments and mafic volcanic units, which are located south of the Mine Fault, are south dipping and have variable directions.  The mineralized envelope is composed of quartz veins of several metres in thickness and stockworks, both located in the 30 m wide sulphide-rich sericitic schist, which dips 60° to the north.  Main veins of steeper dips are associated with subhorizontal tensional gashes.  From surface to the 100 m depth, two parallel subvertical veins (North Zone and South Zone) compose most of the crown pillar residual resources.

2.
Between the 200 m and 550 m levels, the mineralization is restricted to a continuous vertical decametric quartz vein which is parallel to the Mine Fault.  Host rocks, except the narrow graphitic schist layer which controls the fault position, are mafic to intermediate volcanic rocks.

3.
Between the 550 m and 900 m levels, the remaining resources are located in the south dipping area which is represented by a succession of mudrock layers inside the volcanic sequence.  Unit contacts are heavily faulted, intersecting the Mine Fault at a 60° dip.  Veins and stockworks are cut by the fault.  A 10 m to 30 m down-dip displacement is observed.

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The 152 Zone lies to the north of the Casa Berardi Fault.  Vertical extension is 150 m, down to the 100 m level, and lateral continuity is over 100 m.  En-echelon veins are concentrated at a folded mafic volcanite-wacke contact.  The dip and thickness of the mineralization are highly variable.  The economic portion of the zone has been mined out in the subhorizontal sector of the zone.

The Cherty Zone and the 160 Zone are located between sections 15700 E and 16000 E, 30 m and 400 m north of the Casa Berardi Fault, respectively.  They have a lateral extension of 200 m and a vertical extension of 100 m down to the 350 m level.  The zones are not defined by tight drilling.

The mineralization in the 160 Zone is mainly related to sulphides in veinlets close to the iron formation and wacke.  Significant gold grades are related to the density of magnetite-chert beds.  Drilling at depth has confirmed the extension of the mineralization below the 350 m level.  The Cherty Zone context is similar to the carbonate altered magnetite-chert-iron formation near the Casa Berardi Fault.

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10 EXPLORATION

Following the acquisition of the Casa Berardi Mine, Aurizon outlined a large surface-drilling program to investigate the West Mine Area.  A total of more than 76,000 m of core was drilled during the 1998-1999 campaign.  Holes were planned to intersect mineralization below the 400 m level.  The program resulted in the discovery of the 113 Zone and other smaller mineralized bodies, such as the 109 and 104 zones.  The program was extended, and the results of the widely spaced holes were used to estimate Mineral Resources in those areas.

In 2002-2003, a surface wide-spaced drilling program was conducted to investigate the lateral eastern extension of the known mineralization.  The program resulted in the discovery of multiple en-echelon lenses along the Casa Berardi and South faults, and south of the Principal Zone.

In 2004, a deep exploration drilling was conducted to investigate the dip extension of the mineralization below the 1,200 m level.  The program confirmed that the geological context below this level was similar to the context above this level.  Also, a wide-spaced drilling program was carried out to investigate the deep and lateral extension of the East Mine deposit.  The program resulted in the discovery of zones 140 and 157.

In 2005, a wide-spaced drilling program was carried out to investigate the potential outside the mining camp.  The program resulted in the discovery of a 50 m wide quartz vein located 1.5 km west of the previously known mineralization.

The drilling programs in 2006 totalled 72,761 m (Table 10-1).  Definition drilling was active in the 113 and the Lower Inter zones.  Exploration drilling was carried out to follow up on Inferred Resources in the area of the 118-120 Zones that were identified by wide spaced surface drilling.  In the Principal Zone, which contains multiple lenses, wide-spaced drilling was conducted from surface.  The majority of the Principal Zone is located north of the Casa Berardi Fault, 1,000 m east of the new production shaft.  Extension of the mineralization contained in the crown pillar of the East Mine was also tested.  Exploration of Zone 122-Deep continued where underground exploration intersected high grade mineralization along the Casa Berardi Fault, 1,000 m below surface and 800 m from the existing infrastructure.

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TABLE 10-1 2006 EXPLORATION, VALUATION, AND DEFINITION DIAMOND DRILLING PROGRAMS

Aurizon Mines Ltd. – Casa Berardi Mine
Metres	Holes	Target Zone	Comments
Surface Exploration
28,304	76	Principal East Mine	Principal: multiple lenses. Wide-spaced drilling. East Mine: Extension of mineralization contained in the crown pillar of the East Mine.

Underground Exploration
19,779		118 120 122
118-120: Identified by wide spaced surface drilling. 122-Deep: underground exploration intersected high grade mineralization along the Casa Berardi Fault, 1,000 m below surface and 800 m from the existing infrastructure.

Definition
9,612	185	113
14,966	151	Lower Inter
24,578	336

Total 2007 Diamond Drilling
72,761

In 2007, the drilling programs totalled 30,879 m (Table 10-2).   Definition drilling continued in Zone 113.  The first phase of definition drilling in the Lower Inter Zone was completed.  Underground exploration drilling was focused on the 118-120 Zones and surface exploration drilling targeted the 123 Zone, the most significant discovery of mineralization to date outside the Casa Berardi Fault.  The 123 Zone is located 350 m south and 900 m east of the existing West Mine infrastructure.

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TABLE 10-2 2007 EXPLORATION, VALUATION, AND DEFINITION DIAMOND DRILLING PROGRAMS
Aurizon Mines Ltd. – Casa Berardi Mine

Metres	Holes	Target Zone	Comments
Surface Exploration
10,445		123	Significant discovery of mineralization outside the Casa Berardi Fault.

Valuation
8,473	62	118 120

Definition
8,779	177	113
3,182	33	Lower Inter
11,961	210

Total 2007 Diamond Drilling
30,879

In 2008, the drilling programs totalled 29,995 m in 299 holes (Table 10-3).  Surface exploration was carried at the East Mine to convert inferred mineral resources into indicated mineral resources.  Valuation and definition drilling were conducted in 113 and Principal zones.

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TABLE 10-3 2008 EXPLORATION, VALUATION, AND DEFINITION DIAMOND DRILLING PROGRAMS
Aurizon Mines Ltd. – Casa Berardi Mine

Metres	Holes	Target Zone	Comments
Surface Exploration
1,014	10	East Mine	Drilling to convert in-pit inferred resources into indicated resources.

Underground Exploration
2,025	28	115	Geological reinterpretation. Some of the mineral resources were converted to mineral reserves.
3,379	4	123 (from the 810 m Level explo. drift)	Two of the holes had to be abandoned and the other two did not return significant results.
1,639	5	140	Two of the holes hit the geological structure.
7,043	37

Total Surface and Underground Exploration
8,057	47

Valuation
2,802	9	113
122	3	Lower Inter	Verify extensions.
5,253	24	Principal (from the 280 m Level track drift)	Verify open pit and underground potential.
1,900	12	East Mine	Drilling initiated after rehabilitation of the underground workings.
10,077	48

Definition
11,851	204	113	Definition and testing extension at depth. Positive results along the eastern plunge of the deposit. Gain in mineral rsources.

Total 2008 Diamond Drilling
29,985	299

In 2009, the budget of exploration, valuation and definition drilling programs increased substantially in comparison to 2008.  The drilling programs totalled 74,467 m in 504 holes (Table 10-4). Surface exploration drilling was mainly concentrated in Principal Zone to add mineral resource and to evaluate open pit and underground potential.  Underground exploration was carried out in 118 and 123 zones from the 810 m Level exploration drift.  Valuation and definition drilling were mainly carried out in 113, Lower Inter, and in Principal zone.

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TABLE 10-4 2009 EXPLORATION, VALUATION, AND DEFINITION DIAMOND DRILLING PROGRAMS
Aurizon Mines Ltd. – Casa Berardi Mine

Metres	Holes	Target Zone	Comments
Surface Exploration
5,641	5	Lower Inter	Verify extensions.
5,804	31	Principal	Drilling to add mineral resources and to evaluate mining scenarios.
7,858	4	East Mine
19,303	40

Underground Exploration
2,380	3	Lower Inter
9,925	29	118 (from the 810 m Level explo. drift)	Verify extensions.
4,172	16	123 (from the 810 m Level explo. drift)	Verify extensions.
16,477	48

Total Surface and Underground Exploration
35,780	88

Valuation
9,797	71	113	Verify extensions.
2,284	38	Lower Inter	Verify extensions.
3,799	30	109	Verify extensions. Significant gain in mineral resources expected.
1,818	10	115	Geological reinterpretation. Some of the mineral resources were converted to mineral reserves.
7,180	14	Principal	Verify extensions.
24,878	163

Definition
6,530	149	Lower Inter	Positive results down-plunge. Gain in mineral resources.
7,279	104	113	Verify extensions.
13,809	253

Total 2009 Diamond Drilling
74,467	504

The drilling programs were also important in 2010.  That year, the definition, valuation and exploration drilling programs totalled 98,689 m in 480 holes (Table 10-5). Surface exploration drilling was mainly concentrated in Principal Zone to convert mineral resources into mineral reserves.  Underground exploration was carried out in 118 and 123 zones from the 810 m Level exploration drift.  Valuation and definition drilling were mainly carried out in Lower Inter, 109, 113, 115, and in Principal zones.

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TABLE 10-5 2010 EXPLORATION, VALUATION, AND DEFINITION DIAMOND DRILLING PROGRAMS
Aurizon Mines Ltd. – Casa Berardi Mine

Metres	Holes	Target Zone	Comments
Surface Exploration
10,104	42	Principal (open pit)	Significant gain in indicated resources and in mineral reserves.
6,532	7	Lower Inter	Western and down-dip extensions. Major structures identified. No significant results.
8,914	11	East Mine	Deep extension of East Mine structures. Mitigated results.
2,424	3	160	Grass-root exploration. No significant results.
27,974	63

Underground Exploration
15,855	62	118 (from the 810 m Level explo. drift)	Lateral and downward extensions. Gain in mineral resources
14,826	43	123 (from the 810 m Level explo. drift)	Down-dip and eastern extensions. Significant extensions confirmed. Conversion of inferred resources into indicated
1,729	3	113	Extension at depth
983	1	Lower Inter Zone	Verify potential mineralization in the South Domain
4,441	11	157	Check continuity of zones previously outlined be surface drilling. Local geology and mineralization controls better understood.
37,834	120

Total Surface and Underground Exploration
65,808	183

Valuation
2,820	48	Lower Inter	Eastern up-dip extension
2,623	17	109 (from 550 m Level)	Down-plunge extension in the area of the 610 m Level
4,116	9	113	Down-dip extension below the 810m Level
2,875	30	115	Eastern and downward extensions below the 550 m level. Gain in mineral resources
948	2	119	Up-dip extension towards the 280 m Level
5,595	30	Principal (from 280 m Level track drift)	Continuity and extensions of the many ore lenses comprised in the Principal Zone. Gain in mineral resources
6,589	13	146 (from 300 m Level)	Better comprehension of the geology and on the possible mineralization controls
25,566	149

Definition
6,482	101	113	Lateral extensions of the upper and lower parts
833	47	Lower Inter	Stope limits
7,315	148

Total 2010 Diamond Drilling
98,689	480

The 2011 drilling programs are still aggressive and total 89,100 m (Table 10-6).  The surface exploration program is planned is mainly aiming to test the open potential of 160 Zone and to verify its eastern extension, to test the extension of the North Domain structure of Principal Zone, and to test the potential at depth at East Mine.  Underground exploration drilling is planned to verify continuity and extensions of the Lower Inter, Principal, 118 and 157 zones.  Valuation and definition drilling are planned in Lower Inter, 113, 109, 115, 118 and 123 zones.

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TABLE 10-6 2011 EXPLORATION, VALUATION, AND DEFINITION DIAMOND DRILLING PROGRAMS
Aurizon Mines Ltd. – Casa Berardi Mine

Metres	Holes	Target Zone	Comments
Surface Exploration
34,460		160 Principal East Mine	160 Zone: open pit potential and eastern extension in northeast corner of the property. Principal Zone: North Domain extension. East Mine: down-dip extension.

Underground Exploration
18,850		Principal Lower Inter 118 157	Verify continuity and extensions.

Total Surface and Underground Exploration
53,310

Valuation
61,230		118 123 (from 550 m Level)	Verify connection of the zones between the 280 m and the 810 m levels.
		109 119 146	Verify extensions.

Definition
9,020		113 Lower Inter 109 115	113 Zone: up-dip and down-dip extensions.

Total 2011 Diamond Drilling
89,100

RPA is of the opinion the drilling programs will still return encouraging and positive results, and RPA concurs with Aurizon’s approach.

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LAKE SHORE GOLD CORP. OPTION

On September 6, 2007, Aurizon granted Lake Shore Gold Corp. (Lake Shore) an option to earn a 50% interest in Aurizon’s large land position surrounding the Casa Berardi Mine (referred to herein as the “Casa Berardi Exploration Property”) by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year.  The Casa Berardi Exploration Property is located outside the perimeter of Aurizon’s mining leases comprising the Casa Berardi Mine (Figure 10-1).

FIGURE 10-1   LAKE SHORE OPTION – CASA BERARDI EXPLORATION PROPERTY

The Casa Berardi Exploration Property includes 227 claims adjacent to the east and west of the Casa Berardi Mine, and covers an area of 11,594 ha along a 30 km section of the Casa Berardi Fault.  The Casa Berardi Fault is a major structural zone that is host to a number of gold and base metal deposits.  Numerous gold showings occur within the Casa Berardi Exploration Property and have been the subject of limited exploration since their discovery in the 1980s. The western block is also contiguous with the Burntbush and Blakelock properties, which are both located in Ontario, cover 60 km of strike, and are 100%-owned by Lake Shore.

Lake Shore is the operator of the exploration programs on the Casa Berardi Exploration Property during the earn-in period.  If an Indicated Mineral Resource of at least 500,000 ounces of gold at a minimum grade of 6.0 g/t Au (or economic equivalent thereof) is established, the area containing the resource plus a one kilometre radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore will each have a 50% interest.  Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

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The historical exploration data were received and a detailed compilation was conducted in the fourth quarter of 2007.  The work program started in the first quarter of 2008, with the first-year expenditure commitment of $600,000 having been met during the quarter. Initial work focused on the claim block located east of the Casa Berardi mines.  Twelve holes have been drilled totalling 4,470 m.  Holes are located at a 14.5 km block of claims located contiguous to the east of Aurizon’s existing Casa Berardi mining operations. The program was designed to investigate areas of interest detected by previous operators.  The main area of drilling comprised ten holes centred 7.5 km east-northeast of Aurizon’s Casa Berardi East Mine and Mill Complex. Holes were drilled north along sections approximately 100 m apart, with one to two holes per section. Two additional holes were drilled two kilometres to the west of this area. In addition, 79 reverse circulation (RC) holes were simultaneously completed over the eastern claim block.

On October 23, 2008, Lake Shore announced results from the first phase of its 2008 drill program at Casa Berardi. The results included the discovery of a new gold zone, with the best intercept being 13.03 g/t Au over 6.45 m within a broader intersection of 8.58 g/t Au over 10.4 m (Hole CE-08-03). Hole CE-08-03 returned the deepest mineralized intersection at a vertical depth of 247 m, located approximately 90 m below a historic intercept of 11.11 g/t Au over 2.24 m.  The new intercept is open both at depth and laterally and was named “G Zone”.

The new zone lies to the east of Aurizon’s mining operations, and covers a total strike length of more than 500 m from west to east. Included within the new zone are three high-potential subzones (G-S Zone, G-Mid Zone and G-N Zone), which trend approximately 260o azimuth and dip moderately south (60o to 75o). Better mineralization displayed stronger wall rock alteration and increased sulphide content, with some quartz and sulphide stringers at a shallow angle to the core axis, an occurrence also noted at Aurizon’s Casa Berardi Mine.

Mineralization encountered by Lake Shore occurs within sediments located north of a mafic volcanic package.  Gold is associated with quartz-carbonate veining and sulphides.  Better mineralization displays sericite alteration and occasionally albitization, and increased sulphide content, including pyrite, pyrrhotite and especially arsenopyrite.

The 79-hole RC drill program was designed to both define new targets by testing new areas and to follow up on areas of interest identified through the compilation of previous data. In addition, 173 bedrock samples were collected during the RC program. The samples analyzed for gold by fire assay with atomic absorption finish (FA-AA) and a multi-element inductively coupled plasma (ICP) method.

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Two interpreted gold dispersal trains were determined to occur near the northern mafic volcanic-sedimentary contact east of the Theo River. The first gold train comprises three holes and occurs south of Lake Shore’s western diamond drill holes CE-08-06 and CE-08-09. The second gold train occurs east of Lac Germain and 5.1 km along trend and east of the main 2008 diamond drill program conducted by Lake Shore. Both gold dispersal trains offer new drill targets near the northern volcanic-sedimentary boundary.

A total of 16 holes were drilled for 6,893 m by Lake Shore Gold on the Casa Berardi option in 2009. Of these, 10 holes were drilled approximately 6 km east of the Casa Berardi Mine for 3,656 m, the remaining six holes (3,237 m) being drilled between 0.6 km and 1.3 km west of the mine. The drilling to the east of the mine extended the previously reported G Zone laterally in both directions. Hole CE-09-23 returned 2.3 g/t Au over 7.3 m to the east of the G Zone, and hole CE-09-18 returned 3.0 g/t Au over 6.3 m to the west of the G Zone. The drilling to the west of the mine led to the discovery of a new zone, returning 3.4 g/t Au over 3.9 m, hosted in a broader gold-anomalous unit over 23.2 m. Mineralization is hosted by strongly deformed and altered graphitic wacke with ribboned quartz-ankerite veins containing 5% to 70% pyrite and pyrrhotite with minor arsenopyrite within a large package of chert-sulphide iron formation.

In 2010, Lake Shore Gold drilled eight holes for 2,814 m east of the Casa Berardi Mine in order to expand and confirm the G Zone mineralization.  New drilling results from the G Zone include 11.5 g/t Au over 3.9 m in CE-10-30 and 4.8 g/t Au over 1.0 m in hole CE-10-32, both located in the west-central portion of the G Zone. The western end of the G Zone remains open at depth. On the eastern end of the G Zone, hole CE-10-29 returned several anomalies including 40.2 g/t Au over 0.4 m and 8.4 g/t Au over 1.4 m. Hole CE-10-31 also returned multiple anomalies including 14.7 g/t Au over 0.5 m.  Mineralization in the eastern area of the G Zone remains open in all directions.

In addition, three more holes were added at the end of the program for a total of 1,297m drilled.  One hole at the far east extension of the G zone and two other holes on the western corner of the block in the Theo river area where hole CE-10-37 has returned 2,6 g/t over 0,8m in a quartz vein with the presence of visible gold within a broad wacke unit.

The diamond drilling planned by Lake Shore Gold for the third quarter of 2010 was cancelled.

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11 DRILLING

This section describes the drilling protocol used in the recent drilling programs at Casa Berardi.

Drill holes are planned (azimuth, dip, length) by geologists on vertical cross-sections and on vertical longitudinal sections.  Drill lines are marked underground (front sight and back sight) by the mine surveyors.  Prior to drilling, a technician verifies the drill rig alignment on hole set-up. On surface, drill collars are spotted on the field lines with the use of surveying equipment.  Usually, two front sights, identified with wood pickets, are used to align the drill rig.

Hole deviations (azimuth and dip) are measured with Reflex instruments approximately every 50 m.  In addition, dip angles are measured at intervals varying from six metres to 25 m by using Microsync or Easy Dip instruments.  All of these instruments provide accuracy better than ±1o. Once a hole is completed, collars are surveyed by mine surveyors.

Drill core from exploration, in-fill and definition holes is NQ in diameter.  In some surface holes, the drill core diameter has to be reduced from NQ to BQ (telescoping) due to ground conditions problems, generally faults.

Once retrieved from core barrel the core is placed in sequential order in core boxes labelled with the hole number.  Each run, usually three metres, is identified by a wood block on which the depth of the hole is marked.  Missing (not recovered) core is identified by a wood stick indicating the length of the missing section.  At the end of each shift, core boxes are transported by the drillers’ foreman.

RPA considers the drilling protocol at Casa Berardi to be representative of industry standards.

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12 SAMPLING METHOD AND APPROACH

DRILL CORE

Drill core that resulted from Aurizon exploration and definition programs is handled and sampled essentially by Aurizon technicians, while core is logged by Aurizon geologists at the mine core shack.  Access to core shack is restricted to geology personnel by the use of magnetic cards that open the core shack door.

Upon receipt, core boxes are placed on tables and opened.  Core is washed and verified for length accuracy prior to logging.

Since Aurizon acquired the property, rock quality designation (RQD) measurements and core recovery measurements have been carried out in all surface and underground holes prior to logging.  In general, RQD measurements have been carried out over three metre lengths, with shorter lengths used in areas of bad ground.  This allows better hole to hole interpretations of areas of good and poor RQD values. For a certain period of time between 2008 and 2010, RQD measurements were carried out over much longer lengths, some measurements over 20 m.  Histograms of RQD length measurements for 113 Zone and Lower Inter Zone are presented in Figures 12-1 to 12-4.  In the case of 113 Zone, approximately 35% of RQD measurements are longer than 3 m while in the case of Lower Inter, approximately 15% are longer than 3 m.  Such measurements over long lengths are not very useful for rock mechanics purposes to identify zones of bad ground conditions.

The entire Aurizon core from underground drilling is photographed.  Systematic photography of core from surface drilling started in 2008.

The core recovery is generally very good, nearly 100%, with the exception of short intervals within fault zones or highly deformed mudrock.  Such intervals are generally marked during drilling and checked later by the geology personnel for depth accuracy and missing sections.

Geological and structural data are described by geologists and entered into a digital logging package.  Drill hole logs show hole parameters, core description, and sampling intervals.  Core logging is carried out in French.
Drill core is stored at the mine site.

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Sample selection is done by Aurizon’s geologists.  Selection is determined visually according to rock type, alteration, quartz veining and mineralization.  Sample positions are identified, and sample tags are placed under the core in the core boxes at the end of each sample.  The beginning and end of each sample is also marked on the core.  Core shack employees verify holes to be sampled.

In the case of exploration and in-fill holes, the selected samples which are generally one metre in length are split into two halves by the core shack technician using an electrical core saw equipped with a diamond impregnated blade.  One half is placed in a plastic bag with the corresponding tag number.  The other half core is returned to core boxes, with the corresponding tag placed at the beginning of the sampled core.  Sample tags are stapled to core boxes.  The core saw, core splitter, and metallic pans are cleaned between samples.  In the case of definition drill holes, core is not split and the entire sample is sent for assaying.  Bags are folded and sealed to prevent spillage during transportation to the laboratory.  Each batch of three to four samples is placed in a plastic container for transportation to the mine laboratory or in a burlap bag for transportation to an external laboratory.

The samples are then transported by pick-up truck to the sample receiving facilities of the mine laboratory in the case of in-fill, definition drilling and underground exploration drilling.  When the mine cannot meet the demand or in the case of surface exploration holes, the samples are sent to Swastika Laboratories Inc. (Swastika) in Swastika, Ontario.  A list of all samples is attached to the shipment.

Lithogeochemical sampling consists of selecting a three metre interval for every 30 m to 50 m of a drill hole, from which a dozen of pieces of core, each being 5 cm to 10 cm long, that are representative of the whole three metre interval, are collected.

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FIGURE 12-1   HISTOGRAM - RQD LENGTH – 113 ZONE

FIGURE 12-2   PROBABILITY PLOT - RQD LENGTH – 113 ZONE

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FIGURE 12-3   HISTOGRAM - RQD LENGTH – LOWER INTER ZONE

FIGURE 12-4   PROBABILITY PLOT - RQD LENGTH – LOWER INTER ZONE

UNDERGROUND CHIP SAMPLES

Chip samples from development headings are generally taken over one metre lengths along the two walls of perpendicular drifts that access ore zones (cross-cuts or draw points), and in faces of ore drifts.

Chip samples are assayed at the mine laboratory.

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CONCLUSION ON SAMPLING METHOD AND APPROACH

RPA has identified no drilling, sampling, or recovery factors that could have materially impacted on the accuracy and reliability of the Mineral Resource estimates.

RPA considers the sampling method and approach at Casa Berardi to be consistent with industry standards.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Upon arrival at the mine laboratory, samples are sorted by number and checked according to the sample shipment list.  If moist, they are dried in the oven for a few hours.  When dried, whole core samples are crushed in a jaw crusher while split core samples are crushed in a Rhino crusher (95% passing 10 mesh).  Samples are then split by a riffle splitter in order to obtain a 250 g subsample.  The subsamples are then ground for 90 s to 85% passing 200 mesh.  This is called the pulp.  The rest (reject) is returned into the original plastic bag.

The pulp is laid down on a piece of carpet and mixed for homogenization. A 30 g subsample is then collected from the previous subsample and weighed for assay.  Each 30 g sample is analyzed by fire assay with a gravimetric finish.  The laboratory flow sheet is presented in Figure 13-1.  All results, reported in grams per tonne, are sent electronically to Aurizon, followed by the original, signed certificate.

RPA considers the sample preparation, analysis and security at Casa Berardi to be consistent with industry standards and has no reason to believe that those could have negatively impacted on the accuracy and reliability of the Mineral Resource estimates.

RPA has reviewed the mine laboratory preparation and analytical procedures, and quality assurance/quality control (QA/QC) protocol, and considers them to be consistent with industry standards.

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FIGURE 13-1   MINE LABORATORY FLOW CHART

Sample Preparation & Analytical Method

Core sample
± 10 kg
Crushing 95%
-10 Mesh
Splitting
Sub-Sample
± 250 g
Coarse
Reject
± 9.75 kg
Grinding 85%
-200 mesh
Pulp
Splitting
30 g Fire Assay
Gravimetry Finish
Original Assay
Pulp ± 170 g
Pulp samples stored at
mine site

Figure 13-1

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Mine Laboratory Flow Chart

March 2011

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14 DATA VERIFICATION

CROSS-SECTIONS, LONGITUDINAL SECTIONS, PLAN VIEWS, CORE LOGS, AND DATABASE

RPA reviewed cross-sections, longitudinal sections, and plan views of different zones, and found the interpretation of the mineralization to be generally well done.

RPA has reviewed the database and found it relatively well managed.  When notified, errors were diligently repaired.

Core logs are located in the same place and are in order.  Holes are easy to find.  Spot checks between core logs and the database confirm the integrity of data.

RPA reviewed the QA/QC database and assay certificates and found them to be well maintained.

CORE SHACK VISIT

RPA examined the core shack during the site visits and found it to be efficient and well organized.  Logistics were good, and all employees appeared to be well trained and very professional.  Samples were individually sawed and wrapped in closed plastic bags, with assay tickets inside.  Samples were placed in order for shipment.  There were no significant delays in core logging.

GENERIC GOLD QA/QC PROGRAM

The purpose of a generic QA/QC program is to ensure that good quality sampling and assay results are in keeping with regulatory reporting requirements and to reduce uncertainty in future resource and reserve estimation.  With more stringent regulatory reporting guidelines under NI 43-101, QA/QC has become an important component of exploration and production sampling and assaying.

Quality assurance procedures are designed to demonstrate that the assay data have precision and accuracy within generally accepted limits for the sampling and analytical method(s) used, in order to be relied upon with confidence in the resource estimation.  Quality control procedures ensure that an adequate level of quality is maintained in the process of sampling, preparing, and assaying the exploration drilling samples.  In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical) precision (repeatability) and accuracy to be quantified.  In addition, a QA/QC program can reveal the overall sampling – assaying variability of the sampling method itself, which, in the case of Casa Berardi, is core drilling with a specific core size.

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Assay precision and accuracy may affect the degree of smoothing in grade interpolation for resource estimation and the reliability of local or block grade estimates, depending on the grade interpolation method employed.  Accuracy is assessed by a review of assays of certified reference material standards, and by check assaying at outside accredited laboratories.  Assay precision is assessed by reprocessing duplicate samples from each stage of the analytical process, from the primary stage of core splitting through sample preparation stages of crushing/splitting, pulverizing/splitting, and assaying.

In RPA’s opinion, the QA/QC program should be adequate to permit assessment of precision and accuracy variances that allow assessment of assay risk in resource reporting.  Figure 14-1 illustrates the sample preparation and assaying flow chart and incorporated QA/QC procedures that establish these assay quality parameters.

AURIZON QA/QC PROTOCOL

Aurizon has done tremendous work to develop its QA/QC programs and database over the years.  The QA/QC database contains certificate numbers, sample numbers, dates, original assays, duplicate assays, standard assays, standard types, laboratories used for assaying, etc.  Numerous macros have been created in the past to generate printable reports to provide quick evaluation of check assays.

Since 2006, most of the samples have been assayed at the mine laboratory.  Before 2009, when the mine laboratory could not handle all of the samples, the surplus was sent to SGS Laboratory (SGS) in Rouyn-Noranda or Techni-Lab S.G.B. Abitibi Inc. (Techni-Lab) in Ste-Germaine-Boulé or Swastika.  Since 2009, the surplus has been sent to Swastika.  Samples from definition or exploration drilling are identified on the basis of their first digit:

●	Definition drilling: B…, C…..

●	Exploration: A…., D…..

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FIGURE 14-1   SAMPLE PREPARATION AND ASSAYING FLOW CHART

Sample
Sample Replicate
Crush
Reject Duplicate
Crush
Pulp Duplicate
Pulverize
Pulp Duplicate
Pulverize
Pulverize
Outside Check Assay
Internal Assay
Internal Assay
Internal Assay
Internal Assay
Result E
Result A
Result B
Result C
Result D

Figure 14-1

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Sample Preparation and Assaying Flow Chart

March 2011

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Aurizon’s QA/QC protocol consists of:

•
An inclusion of one Certified Reference Material (CRM, or standard) in every 24 core samples.  The standards are easy to find in the list of samples, as their two last sample digit numbers are 00, 25, 50 or 75.  Several standards, with different grades, are used.  Standards are generally bought at Analytical Solutions Ltd.  They are prepared in 30 g bags and are ready to use.  No standards are used in chip or muck sample batches.

•
Aurizon has not prepared standards from the mine rocks that are typical of the mineralization.  RPA is of opinion that preparing and introducing Casa Berardi standards should be considered as per recommendations issued by the Mining Task Force in 1999, Appendix F – Quality Control Program for Advanced-Stage Exploration Projects.

•
Since early 2009, 5% of original pulps (Pulp #1) has been sent for reassay at ALS Chemex laboratory in Val d’Or.  Prior to that time, 10% of original pulps were sent for reassay.  Samples with grades above 1 g/t Au are selected.  Sample numbers for reassays are the same as original assays.

•
5% of original rejects are sent for reassay at ALS Chemex laboratory in Val d’Or, therefore, a second pulp is prepared from original rejects (Pulp #2).  Samples with grades above 1 g/t Au are selected.  Sample numbers for reassays are the same as the numbers of original assays.

ALS Chemex, formerly Chimitec Bondar Clegg (2001) and ALS Chemex Chimitec (2002), is the Minerals Division of ALS, a global company that provides services for mining and exploration companies.  The ALS Chemex quality system complies with the ISO 9001:2000 and ISO 17025:2005 requirements and is ISO registered.  The Swastika and the mine laboratories are not ISO registered.

Figure 14-2 summarizes the flow sheet of the primary and secondary laboratories.

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FIGURE 14-2   PRIMARY AND SECONDARY LABORATORY FLOW CHARTS

PRIMARY LABORATORY
Sample Preparation & Analytical Method
Core sample ± 10 kg
Crushing 95% - 10 Mesh
Splitting
Sub-Sample ± 250 g
Coarse Reject ± 9.75 Kg
Grinding 90% - 200 mesh Pulp #1
Splitting
30 g Fire Assay gravimetric finish
Original Assay
Pulp ± 170 g Au1Pulp1
Pulp samples stored at mine site
SECONDARY LABORATORY Chimitec
Sample Preparation & Analytical Method
Coarse reject re-assay (5%)
Splitting
Coarse Reject ± 9.5 kg
Sub Sample ± 250 g
Grinding 90 % -200 mesh Pulp #2
Splitting
Pulp ± 170 g
30 g Fire Assay gravimetric finish
Pulp samples stored at mine site
Au2Rej1
Pulp re-assay (10%)
Pulp ± 170 g
Splitting
Pulp ± 140 g
30 g Fire Assay gravimetric finish
Pulp samples stored at mine site
Au2Pulp1

Figure 14-2

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Primary and Secondary Laboratory Flow Charts

March 2011

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MINE LABORATORY QA/QC PROGRAM

The mine laboratory has its own QA/QC program including the analysis of one blank sample, one CRM (standard), and one duplicate in every 24 samples.  The blank and standard assays and types are not indicated in the assay certificates provided to the geology department.  RPA recommends that the results of blanks and standards be included in the assay certificates.

ORIGINAL VS. DUPLICATE ASSAYS

Over the time, core samples have been assayed at different laboratories:
•	2004, 2005 and part of 2006: SGS in Rouyn-Noranda.
•	2006: Mine laboratory, SGS, Techni-Lab, and Swastika.
•	2007: Mine laboratory and Techni-Lab.
•	2008: Mine laboratory and Lab-Expert laboratory in Rouyn-Noranda.
•	2009: Mine laboratory and Swastika.
•	2010: Mine laboratory and Swastika.

Exploration samples are sent to ALS Chemex in Val d’Or.  Duplicate assays of exploration programs are not discussed here as most of the duplicates returned low grade values and/or do not represent a significant population.  Therefore, only duplicate assays of core samples are discussed.

Table 14-1 presents the number of duplicate assays carried out since the February 9, 2009 Technical Report, the mean grade of original assays, and the mean grade of duplicate assays.

In general, duplicate assays are carried out every 20 samples. RPA compared duplicate assays with original assays, as shown in Figures 26-1 to 26-5 (Appendix 2).  The correlation between original assays and duplicate assays is generally very good, over 99% for all ranges of grades, no matter when and where the assays were done.

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TABLE 14-1 QA/QC PROGRAM – DUPLICATE ASSAYS
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Original Laboratory	Number of Duplicates	Mean Grade of Original Assays Au g/t	Mean Grade of Duplicates Assays Au g/t	Difference %
	Mine	309	6.29	6.26	-0.5
2009	Swastika	958	5.88	5.79	-1.4
	ALS-Chemex	32	6.21	6.17	-0.7
	Mine	965	5.22	5.14	-1.6
2010	Swastika	631	2.09	2.11	+1.2

ASSAYING OF STANDARDS

During the drilling programs, Aurizon submitted to the laboratories several types of CRMs for assaying in order to check for laboratory accuracy.  Accuracy is defined as a difference between a measured value and a true value or expected value, and represents an estimate of a random error.

Since 2004, at least fifteen different standards have been used.  Table 14-2 lists those standards with their nominal values plus 95% confidence limits, as well as the laboratory they were assayed at.

The CRM low and high values range within ±2% of the true value, which is considered to be a fairly narrow range. Considering the proportion of assay results that fall between low and high certified values, which sometimes is rather low, the accuracy of the standard populations that were assayed may appear to be not very good.  In general, the mean grade of standard assays is within ±8% of the nominal values for sample populations exceeding 50 assays.  In RPA’s opinion, the difference of ±8% is acceptable for commercial laboratories in the case of a gold deposit.

Standard assays were plotted against time to visualize their distribution relative to the nominal values and to the 95% confidence limits.  Graphs of standards that were assayed in 2009 and 2010 are presented in Figures 26-6 to 26-11 (Appendix 2).  In general, standard assays are comparatively well distributed relative to the nominal values and to two-standard deviation nominal values, with the exception of a few suspect values whose presence could be explained by the nugget effect and/or the lack of pulp homogenization at the time of bagging or assaying.  It is of note that standard 15Pa presents less dispersion from the two-standard deviation values in 2010 than it did in previous years.

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RPA is of opinion that the assaying of standards is acceptable.

TABLE 14-2 QA/QC PROGRAM - CERTIFIED REFERENCE MATERIALS
Aurizon Mines Ltd. – Casa Berardi Mine

Standard #	Nominal Value ± 95% Confidence Limit	Laboratory	Year	Number of Assays	Average	Difference %
6Pa	1.65 ± 0.04	SGS	2004	6	1.37	-17.1
6Pb	1.422 ± 0.026	SGS	2004 2005	72 43	1.39 1.53	-2.2 +7.8
7Pa	3.00 ± 0.06	SGS	2004 2005	95 32	2.95 2.97	-1.5 -0.9
10Pb	7.15 ± 0.11	Mine	2008 2009 2010	74 217 367	6.97 7.08 7.08	-2.5 -1.0 -1.0
		Swastika	2009 2010	117 173	7.21 7.13	0.8 -0.3
15Pa	1.02 ± 0.02	Lab-Expert	2008	16	1.22	19.5
		Mine	2007 2008 2009 2010	61 130 181 275	1.05 1.01 1.01 1.00	3.2 -1.2 -0.7 -2.0
		Swastika	2009 2010	86 163	1.01 0.99	-1.2 -2.9
15Pb	1.06 ± 0.02	Mine	2007 2009 2010	4 - 150	0.95 - 1.06	-10.4 - +0.4
		Swastika	2010	25	1.05	-0.6
18Pa	3.36 ± 0.05	Mine	2006 2007	116 33	3.33 3.33	-0.8 -0.8
		SGS	2004 2005 2006	62 61 39	3.27 3.11 3.12	-2.7 -7.5 -7.2
		Swastika	2006	27	3.63	+7.9
		Techni-Lab	2006	78	3.30	-1.8
18Pb	3.63 ± 0.03	Lab-Expert	2008	3	3.79	4.5
		Mine	2007 2008	99 28	3.56 3.45	-2.0 -4.8
50P	0.727 ± 0.021	SGS	2004 2005 2006	110 72 49	0.73 0.77 0.79	+0.5 +6.5 +8.4
		Swastika	2006	7	0.72	-0.6
		Techni-Lab	2006	51	0.77	+6.5

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Standard #	Nominal Value ± 95% Confidence Limit	Laboratory	Year	Number of Assays	Average	Difference %
51P	0.430 ± 0.013	Mine	2006 2007	138 89	0.48 0.45	+10.6 +3.9
		Techni-Lab	2006	16	0.52	21.8
52P	0.183 ± 0.007	Mine	2007	1	0.44	140.4
		SGS	2005 2006	3	0.22	18.4
		Swastika	2006	1	0.21	12.9
		Techni-Lab	2006	3	0.20	9.3
61D	4.76± 0.07	Mine	2008 2009 2010	67 180 394	4.64 4.74 4.73	-2.4 -0.4 -0.6
		Swastika	2009 2010	209 184	4.79 4.80	0.7 +0.9
61Pa	4.46± 0.08	SGS	2004 2005	12 23	3.72 4.25	-16.6 -4.8
62Pa	9.64± 0.14	Lab-Expert	2008	1	9.38	-2.7
		Mine	2006 2007 2008	113 106 12	9.25 9.41 9.42	-4.0 -2.4 -2.3
		SGS	2004 2005 2006	31 71 44	9.31 9.45 9.26	-3.5 -2.0 -3.9
		Swastika	2006	23	9.61	-0.3
		Techni-Lab	2006	93	9.14	-5.2
62Pb	11.3 ± 0.17	Mine	2007	10	9.46	-16.5
		SGS	2004 2005	86	10.47	-7.6

ORIGINAL VERSUS CHECK ASSAYS – PULPS #1

Since early 2010, approximately 5% of original pulps (Pulp #1) are sent for reassay at ALS Chemex laboratory in Val d’Or.  Samples with grades above 1 g/t Au are generally selected.  Sample numbers for reassays are the same as for original assays.  All the laboratories used fire assay with an AAS or gravimetric finish.

Comparison between original assays and check assays of the 2009 and 2010 programs is provided in Table 14-3 as well as in Figures 26-12 to 26-17 (Appendix 2).  Table 14-3 shows the number of assays from original laboratories and the mean grades of original and check assays.

A comparison of original assays from the mine laboratory with the check assays at ALS Chemex shows that the mean grade of ALS Chemex assays is higher than the mean grades of original assays; however, the difference is less than 5%.  The variability (the dispersion of data along the correlation line) is relatively important and affects the overall correlation.

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TABLE 14-3 QA/QC PROGRAM – CHECK ASSAYS – PULP #1
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Laboratories	Number of Assays	Mean Grade of Original Assays Au g/t	Mean Grade of Check Assays Au g/t	Difference %
2009	Mine vs. ALS-Chemex	534	11.98	12.32	+2.8
	Mine vs. ALS-Chemex 0-50 g/t threshold	518	10.14	10.22	+0.8
	Swastika vs. ALS-Chemex	187	5.30	5.23	-1.4
2010	Mine vs. ALS-Chemex	744	9.77	9.97	+2.1
	Mine vs. ALS-Chemex 0-50 g/t threshold	723	7.56	7.60	+0.6
	Swastika vs. ALS-Chemex	87	4.89	5.05	+3.2

ORIGINAL VERSUS CHECK ASSAYS – PULPS #1 VS. PULPS #2

Approximately 5% of original rejects are sent for reassay at ALS Chemex laboratory in Val d’Or.  Sample numbers for reassays are the same as for original assays.  Samples with a grade above 1 g/t Au are generally selected.  A second pulp was prepared from original rejects (Pulp #2).

A comparison between Pulps #1 and Pulps #2 is presented in Table 14-4 and in Figures 26-18 and 26-21 (Appendix 2).  The mean grade of ALS Chemex assays (Pulps #2) is very close to the mean grade of original assays for the 2009 program, while the mean grade of ALS Chemex assays is higher for the 2010 program. The variability is relatively important as it affects the overall correlation.

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TABLE 14-4 QA/QC PROGRAM – CHECK ASSAYS – PULP #1 VS. PULP #2
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Laboratories	Number of Assays	Mean Grade of Original Assays Au g/t	Mean Grade of Check Assays Au g/t	Difference %
2009	Mine vs. ALS-Chemex	473	6.39	6.35	-0.7
	Swastika vs. ALS-Chemex	232	4.79	4.84	+1.0
2010	Mine vs ALS-Chemex	708	5.24	5.23	-0.3
	Swastika vs. ALS-Chemex	76	2.50	2.78	+11.3

QA/QC – CONCLUSIONS

Aurizon has done tremendous work to develop its QA/QC programs and database over the years.  RPA considers the overall correlation between original assays and check assays to be generally good in all check assay programs.  RPA notes that the graphs indicate high variability of gold in the mining grade range, no matter which laboratory, primary or secondary, performed the assays and no matter how many samples were submitted for check assays.  The precision defined from a set of duplicate analyses, regardless of the true value, is relatively typical of this type of nuggety gold mineralization.  Based on the graphs included in this report, RPA concludes that grade reconciliation between mine and mill will be carried out over a relatively long time period (several months to one year) and will require many samples in order to compare mine and mill results.

RPA considers Aurizon’s QA/QC program to be acceptable and has no reason to believe that the results could have negatively impacted on the accuracy and reliability of the Mineral Resource estimates.  RPA considers the mine laboratory to be reliable.

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15  ADJACENT PROPERTIES

Most of the Casa Berardi property is bordered by other properties that are explored by different owners. Only a 10 km segment northeast of the mine remains open, as well as intermittent portions of the property limit south and southwest of the mine. Recent staking activity mostly occurred on the northern boundary of the property.

At the western limit of the property, Agnico-Eagle Mines (Agnico) owns the Dieppe property, which straddles the Casa Berardi Fault for eight kilometres. Agnico acquired the Dieppe property from Virginia Gold Mines (Virginia) following an agreement announced on May 27, 2009. Agnico also acquired from Virginia a small two square kilometre block enclosed within the Aurizon property.  That block is located three kilometres west of the deposit in the same geological context. This block contains mineralization similar to the Casa Berardi deposit.  The rest of the Dieppe property has been explored and systematically drilled by previous owners. No recent exploration activity has been announced or filed by Agnico.

Beaufield Resources acquired an area of 7,918 ha in two separate claim blocks in 2010 by map-staking. These blocks are located northwest of the mine, at the northeastern tip of Aurizon’s property. This new property was staked on the basis of humus anomalies of a government survey which dates back to the 1980s. Beaufield Resouces has an option agreement with Actus Minerals whereas the latter has the option to acquire 50% of the property by spending a total of $650,000 in exploration expenditures over a three year period beginning in February, 2011.

At the eastern end of Aurizon’s property lies Adventure Gold’s Casagosik property, covering a five kilometre segment of the Casa Berardi Fault. No recent exploration work is reported, although a historical drill hole intersected altered rocks and an auriferous till anomaly lies south of the property.

Other adjacent properties widely spaced and covering variable areas are located at the southern limit of the Aurizon property and are mostly dormant:

•	Gold Vessel property (47 km2) in the Casa Berardi deformation corridor extension, owned by IAMGOLD Corporation (85%) and Gold Vessel Resources Inc. (15%). No information is available on this property.

•	Lake Shore solely owns a series of claims south of the east portion of Aurizon’s property which is under an option agreement.

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•	Explorer Alliance Corporation owns a 13 km2 property south of the Casa Berardi Mine. No information is available.

•	AntOro Resources Inc. owns a claim block directly south of the Casa Berardi mine.

•	Numerous private prospectors own small claims blocks, with very limited activity.

•
North American Exploration Limited, a subsidiary of Newmont Mining Corporation, owns a few claims southwest of the Casa Berardi property, surrounding claims owned by Gerry Majerle trending in a southeast direction.

•	Lake Shore owns the Burntbrush property in Ontario, directly west of Aurizon’s property. This property covers 60 km of the Casa Berardi Fault.

Other properties in the vicinity of the Casa Berardi property worth mentioning are:

•
Cogitore Resources Inc.’s Estrades massive sulphide deposit, located 20 km east (561,000 tonnes of NI 43-101 compliant Indicated Resources at an average grade of 0.72% Cu, 10.25% Zn, 0.94% Pb, 5.22 g/t Au and 174 g/t Ag).  Information is in the public domain.

•
IAMGOLD’s Gemini project located four kilometres south with historical resources (non-NI 43-101 compliant): B Zone: 1.3 million tonnes at 8.3% Zn (volcanogenic polymetallic massive sulphides lenses). A Zone: 3.1 million tonnes grading 1.1 g/t Au (auriferous massive sulphides). 130 Zone: 3.0 m at 0.46% Zn, 2.02% Cu, 35.3 g/t Ag and 2.90 g/t Au in felsic volcanics (hole 130). 51 Zone: 6.0 m at 9.5 g/t Au near a major fault with associated strong carbonatization of the country rocks.  Information is in the public domain.

•
Cartier Resources Inc.’s Dieppe-Collet project is located 20 km southwest of Aurizon’s property. It combines volcanogenic massive sulphide (VMS) and shear-hosted gold targets. Limited drilling intersected 1.2 g/t Au over 1.4 m.  Information is in the public domain.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

The Casa Berardi ore processing plant originally commenced production in September 1988.  Production was suspended in September 1997.  During this initial production period, the plant processed 3.5 million tonnes of ore with an average grade of 7.1 g/t Au and an average mill gold recovery of 87%.  A total of 688,400 oz Au were recovered.

Aurizon restarted production in early November 2006, achieving commercial production as of May 1, 2007.  Table 16-1 lists Aurizon production by year.

TABLE 16-1 CASA BERARDI ANNUAL PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Tonnes	Grade (g/t Au)	Ounces Recovered	Recovery (%)
2006	68,481	8.58	17,731	93.9
2007	545,259	9.78	159,469	93.0
2008	654,398	8.16	158,830	92.5
2009	688,677	7.77	159,261	92.6
2010	722,746	6.76	141,116	89.8
Total	2,679,562	8.02	636,408	92.1

Based on the current LOM plan, the mill facilities will process 2,000 tpd (730,000 tonnes per year) of underground ore from 2011 to 2016, and the Principal Zone open pit will commence in 2016 followed by the East Pit in 2019 producing at an average of 2,700 tpd.  LOM projected mill recoveries are approximately 90% for the underground reserves and and 87% for other zones based on results from the original operation.

METALLURGICAL TESTWORK

Prior to restarting operations at Casa Berardi, Aurizon conducted metallurgical testwork at SGS Lakefield Research Limited (Lakefield) during 2003 and 2004, to develop process design criteria for the Feasibility Study.  The work was oriented toward the use of the existing mill for processing.

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Aurizon identified three primary ore types and selected drill core samples by ore type and grade for testwork.  In addition, bulk samples of the three types were taken for grindability tests.  The three ore types are designated “Lower Inter”, “Quartz” (found throughout the 113 Zone), and “Sediments” (found in the upper portion of the 113 Zone). Testwork was undertaken on both the individual samples and on a blend of the three.

Considerable testwork was conducted to establish the “maximum” recovery of gold by gravity means (GRG) for the three ore types.  The GRG content was determined to be 79% for Quartz, 80% for Lower Inter, and 44% for Sediments.  Simulations based on the results of these tests using the planned grinding area flowsheet and ore makeup yielded gravity recovery of gold ranging from 50% to 55%.

Gravity recovery tests were undertaken as part of the cyanidation testwork program on the three ore types, and the results are summarized in Figure 16-1.

FIGURE 16-1   GRAVITY GOLD RECOVERY

Quartz and Lower Inter ore types behave similarly, and a gravity gold recovery of approximately 40% at a weight recovery of 0.04% is expected.  Sediments respond poorly to gravity concentration, and a recovery of only 10% is expected.

Intensive cyanidation tests were conducted on the products from gravity concentration for the three ores.  Cyanide dosage ranged from 207 kg/t to 226 kg/t, and gold extractions ranged from 93% for Sediments to over 98% for Lower Inter and Quartz.

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Direct cyanidation and parallel carbon-in-leach (CIL) tests showed that all ore types contain active carbon.  The potential losses of gold due to preg-robbing ranged from 3.4% for Quartz to 10.5% for Sediments.  Thus, the current Casa Berardi flow sheet, which incorporates CIL processing, is appropriate for all of the ore types of the deposit.

The projected CIL extractions used in the Feasibility Study for the three ore types are shown in Table 16-2.  In this table, extraction of gravity recovered gold is assumed at 98% for Quartz and Lower Inter ores and 93% for Sediments.

TABLE 16-2 GOLD EXTRACTION SUMMARY
Aurizon Mines Ltd. – Casa Berardi Mine

Ore Type	Head Grade g/t	Gravity Recovery %	Overall Extraction %
Quartz above 690	8.3	40	93.5
Quartz below 690	12.9	40	95.5
Lower Inter	6.0	40	93.5
Sediments	4.5	10	74.5

Cyanide destruction testwork using the INCO SO2 process was conducted on slurries of each ore type.  Treated effluents of less than 1 mg/L of CNWAD were readily obtained.

EAST MINE TESTWORK

In 2006, metallurgical testwork was undertaken under the supervision of Geostat, to confirm historical recovery results from the East Mine.  Three samples were taken from each of ten crushed and pulverized lots of drill core.  A composite sample was prepared from the rejects.  Head assays ranged from 2 g/t Au to 14 g/t Au, with the composite grading 5.1 g/t Au.

Cyanidation tests carried out on each lot resulted in significantly variable recovery, from 73% to 98%, with an arithmetic average of 87.1% for all 20 tests.  This relatively low level of recovery could be explained by the absorbent (“preg-robbing”) characteristic of graphite, visible in the ore.  The average recovery value was used for Geostat and BBA cut-off grade calculation and open pit planning.

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PROCESS DESCRIPTION

A simplified flow sheet (Figure 16-2) illustrates the process summarized below.

Ore is hauled by truck from the West Mine headframe complex to the crusher dump pocket, which is equipped with a static grizzly and a rock breaker to break any oversize material.  A reciprocating feeder under the dump pocket meters the ore into a jaw crusher.  The ore is crushed to approximately 5.5 in. (140 mm) at a rate of 226 tonnes per hour.  A conveyor feeds the crushed ore into a 3,000 tonne capacity ore bin.  The bin provides approximately 32 hours surge capacity for the mill.  Ore is removed from the bin by four feeders and discharged onto the semi-autogenous (SAG) mill feed conveyor.  This conveyor is equipped with a weigh scale to monitor and control the ore supply to the SAG mill.

The ore is fed into a 5.5 m diameter by 2.7 m long SAG mill driven by a 1,500 hp motor.  The SAG mill operates in closed circuit with a sizing screen.  The screen oversize material is returned to the SAG mill for further reduction, and the screen undersize is sent to the primary cyclone pump box feeding a 26-inch diameter primary cyclone.  The primary cyclone overflow discharges into the secondary cyclone pump box feeding eight 10-inch secondary cyclones.  Both primary and secondary cyclone underflows are returned for further grinding to the 4.0 m diameter by 5.3 m long ball mill driven by a 1,750 hp motor.

A fraction of the primary cyclone underflow is diverted and equally split to two parallel gravity circuits.  Each circuit consists of a vibrating screen and a Knelson gravity concentrator.  The screen oversize from each circuit reports back to the ball mill, and the screen undersize feeds a Knelson concentrator.  The two concentrator tail streams report to the secondary cyclone feed pump box, and the gravity concentrates are leached in an intensive cyanidation reactor (Inline Leach Reactor, or ILR).  The pregnant solution from the ILR unit reports to the surge tank and to the electrowinning circuit for gold recovery, and the tail reports to the discharge ball mill pump box.

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FIGURE 16-2   SIMPLIFIED PROCESS FLOW SHEET

Incoming Ore
Truck
Grizzly Screen
Jaw Crusher
Coarse Ore Bin
CRUSHING
SAG Mill Screens
SAG Mill
Water
Primary Cyclones
Secondary Cyclones
Gravity Circuit Screen
Knelson Concentrators
Ball Mill
Trash Screen
Flocculant
Thickener
Water
Sampler
GRINDING
Loaded Carbon Wash Screen
Cyanide
Lime
Intensive Cyanidation
Air
CARBON IN LEACH CIRCUIT
Safety Screen
Sampler
Effluent Treatment Tank
To Tailings Pond
Fresh Carbon
Dewatering Screen
Sizing Screen
Carbon Regeneration Kiln
Recycle
Recycle
Caustic and Cyanide
Pressure Stripping Vessel
Heater
Loaded Carbon Surge Bin
Gold Solution
Fluxes
Gold Concentrate
Barren Solution for Recycling
Barren Solution
To Refining
Doré Gold
Induction Furnace
Electrowinning Cells
GOLD RECOVERY

Figure 16-2

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Simplified Process Flowsheet

March 2011

Source: Aurizon Mines Ltd., 2008.

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The secondary cyclone overflow passes over a trash screen to remove any debris before proceeding to the CIL circuit. The screened undersize flows by gravity to a 34 m diameter conventional thickener. Overflow from the thickener proceeds to a grinding circuit process water storage tank.  Thickener underflow, at 45% solids density, is pumped to the first CIL tank.

The #1 CIL tank overflows into the #2 CIL tank and subsequently through the #3, #4, #5, #6, and #7 CIL tanks.  Overflow from the #7 CIL tank feeds a carbon safety screen to collect any fugitive carbon.  Oversize from the safety screen is collected in a collection bin and recycled back to the CIL circuit.  The safety screen underflow is discharged into the effluent treatment tank for cyanide destruction or by-pass to the tailings pump box.  The tailings pump box pumps the material to the tailings pond.

Samplers cut representative CIL feed and tailings samples.  Process air is added to each CIL tank.  Cyanide solution is added to the first CIL tank as required.

Regenerated and fresh carbon is supplied by batch to the #7 CIL tank and advanced from tank to tank counter current to the slurry flow.  Loaded carbon from the #1 CIL tank is pumped to a loaded carbon wash screen to remove any residual cyanide solution.  Oversize carbon from the loaded carbon wash screen flows by gravity to a loaded carbon surge bin.  The loaded carbon screen undersize returns to the # 1 or #2 CIL tank.

Loaded carbon from the surge bin is transferred to the stripping vessel.  Hot barren solution is pumped through the stripping vessel to remove the gold from the carbon.  The solution exiting the top of the stripping vessel is defined as a pregnant solution containing gold.  To maintain the required volume and strength of the barren solution entering the stripping vessel, caustic and cyanide are added as required.

After stripping, the carbon is transferred to a regeneration circuit where organic contaminants are removed from the carbon by heat in a carbon regeneration kiln.  Carbon is discharged from the kiln into a quench tank.  Quenched carbon is educted to the sizing screen.  Fresh carbon from an attrition tank is also fed to the sizing screen.

Regenerated carbon is pumped to the #7 CIL tank to maintain the required carbon loading in the CIL circuit.

Pregnant solution from the CIL circuit, along with pregnant solution from the ILR unit, is fed to two electrowinning cells for gold removal.  The solution exiting the electrowinning cells is returned to the process.  The gold extracted from the solution is deposited on cathode plates.  The gold is removed from the plates, filtered, and smelted in an induction furnace.  The refined gold is poured into gold bullion moulds to form “doré” bars.  These bars are shipped to a refiner for further upgrading.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

Mineral Resource estimates for the Mine, inclusive of Mineral Reserves as at December 31, 2010, are summarized in Table 17-1.  Total Measured and Indicated Resources, which include the portion of undiluted resources that have been converted into Mineral Reserves, are estimated at 11,780,000 tonnes at 6.39 g/t Au containing 2,419,300 gold ounces.  Inferred Resources total 3,981,000 tonnes at 5.84 g/t Au for 747,900 gold ounces.

Mineral Resources are classified based on the density of drill hole data and the continuity of the auriferous zones.  The classification complies with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves dated December 11, 2005 (CIM definitions).  The classification of Mineral Resources at Casa Berardi is guided by the drill hole spacing, which ranges from 15 m to 50 m, and by the ranges of variograms, which are between 10 m and 50 m.  It also takes into consideration the distance of drill hole composites to block centres.

Generally, a polygon was created around blocks that were estimated based on drill hole composites with an average maximum distance to block centres of 25 m.  The resources were classified as follows:

•	Measured Resources: blocks inside the polygon + local development that confirmed the continuity of mineralization.

•	Indicated Resources: blocks inside the polygon.

•	Inferred Resources: blocks outside the polygon.

Each block of the model was therefore classified as a Measured, Indicated, or Inferred Resource.

Figures showing the Mineral Resources are found in Appendix 4.

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TABLE 17-1 MINERAL RESOURCES INCLUSIVE OF MINERAL RESERVES
As at December 31, 2010
Aurizon Mines Ltd. – Casa Berardi Mine

Classification Location - Zone	Tonnes	Au g/t	Ounces
Measured
West Mine – 113	865,000	9.31	259,100
West Mine - 113-5	10,000	5.70	1,900
West Mine - 115-1	141,000	13.71	62,100
West Mine - 115-2	34,000	12.19	13,200
West Mine - Lower Inter	948,000	9.37	285,700
West Mine - North West	41,000	6.71	8,800
Principal Mine- In Pit	87,000	7.35	20,400
Principal Mine– UG	153,000	7.31	36,000
East Mine Mine - In Pit	650,000	4.10	85,700
East Mine Mine - UG	299,000	6.84	65,800
Total Measured	3,229,000	8.07	837,700

Indicated
West Mine - South West	365,000	4.80	56,400
West Mine - Lower Inter	28,000	12.17	11,000
West Mine - Inter	124,000	4.43	17,700
West Mine - 109	135,000	6.37	27,600
West Mine - 111	84,000	5.81	15,600
West Mine - 113	387,000	11.61	144,500
West Mine – 113-S4	245,000	5.47	43,000
West Mine – 113-5	2,000	6.03	400
West Mine – 115-2	4,000	10.31	1,300
Principal Mine - 117S	17,000	8.24	4,500
Principal Mine - 118	1,436,000	6.69	308,900
Principal Mine -123	578,000	8.01	148,800
Principal Mine – Open Pit	3,003,000	3.92	378,900
Principal Mine - Underground	1,257,000	7.38	298,500
East Mine - Crown Pillar	594,000	3.21	61,300
East Mine - Underground	138,000	8.20	36,400
East Mine - 152	125,000	5.78	23,200
Low Grade Development	31,000	3.90	3,900
Total Indicated	8,551,000	5.75	1,581,600

Total Meas. + Ind.	11,780,000	6.39	2,419,300

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Classification Location - Zone	Tonnes	Au g/t	Ounces
Inferred
West Mine - 104	115,000	6.62	24,500
West Mine – 113 S4	15,000	5.79	2,700
Principal - 118	369,000	7.93	94,200
Principal - 123S	909,000	8.01	234,100
Principal - Crown Pillar	655,000	2.53	53,200
Principal - Underground	628,000	6.57	132,700
East Mine - Crown Pillar	310,000	3.03	30,200
East Mine - Underground	156,000	9.10	45,600
East Mine - 152	13,000	8.22	3,500
East Mine – Cherty	225,000	6.80	49,300
East Mine – 160 – Open Pit	131,000	1.68	7,100
East Mine – 160 - Underground	455,000	4.84	70,800
Total Inferred	3,981,000	5.84	747,900

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Underground Mineral Resources were estimated by RPA.
3.	Open Pit Mineral Resources were estimated by BBA.
4.	Mineral Resources are estimated at cut-off grades of:
•	4 g/t Au for the West Mine, Principal Mine Underground and East Mine.
•	3 g/t Au for South West, Inter and 104 zones in the West Mine. Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.
•	1.30 g/t Au for the East Mine – Open Pit.
•	0.50 g/t Au for the Principal Mine
•	0.47 g/tor 160 Zone – Open Pit.
5.	Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1.00.
6.	Minimum mining widths of two to three metres were used.
7.	Mineral Resources are exclusive of Mineral Reserves.
8.	Totals may not represent the sum of the parts due to rounding.

Except for the Inter and South West zones, which are 2D polygonal estimates prepared by TVX and Aurizon, and the East Mine Crown Pillar, which was estimated by Geostat, the resource estimates for the different mineralized zones at Casa Berardi have been carried out by RPA, assisted by mine staff, using block model grade interpolation techniques.  The current Mineral Resource estimate is based on the mine drill hole database and geological interpretation results.  In RPA’s opinion, the estimates are valid and representative of the geological context.

Table 17-2 lists the Mineral Resources that are exclusive of Mineral Reserves (remaining Mineral Resources) as at December 31, 2010, and compares them with the December 31, 2009 estimate.  Gains and losses are essentially explained by:

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a.	Geological reinterpretation of mineralized zones after drilling programs.

b.	Conversion of Inferred Resources into Indicated or Indicated into Measured.

c.	Conversion of Mineral Resources into Mineral Reserves.

d.	Mining depletion.

e.	Subtraction of low grade resources (< 4 g/t).

TABLE 17-2 MINERAL RESOURCES EXCLUSIVE OF MINERAL RESERVES
As at December 31, 2010
Aurizon Mines Ltd. – Casa Berardi Mine

Classification Mine/Zone	December 31, 2010			December 31, 2009			Gain (Loss)
	Tonnes (000)	Au (g/t)	Ounces (000)	Tonnes (000)	Au (g/t)	Ounces (000)	Tonnes (000)	Ounces (000)
Measured
West Mine
113	290	6.57	61.3	155	8.05	40.1	135	21.2
113-5	10	5.70	1.9	-	-	-	10	1.9
115-1	9	4.94	1.5	-	-	-	9	1.5
115-2	34	12.19	13.2	-	-	-	34	13.2
Lower Inter	122	5.06	19.8	98	5.14	16.2	24	3.6
North West	9	4.97	1.4	9	4.97	1.4	-	-
Total West Mine	474	6.50	99.1	262	6.86	57.7	212	41.4

Principal Mine
In-Pit	-	-	-	-	-	-
Underground	153	7.31	36.0	-	-	-	153	36.0
Total Principal Mine	153	7.31	36.0	-	-	-	153	36.0

East Mine
Crown Pillar – 148	311	3.13	31.3	311	3.13	31.3	-	-
Underground - 148	216	6.55	45.5	216	6.55	45.5	-	-
Total East Mine	527	4.53	76.8	527	4.53	76.8	-	-

Total Measured	1,155	5.71	211.9	789	5.30	134.5	366	77.4

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Classification Mine/Zone	December 31, 2010			December 31, 2009			Gain (Loss)
	Tonnes (000)	Au (g/t)	Ounces (000)	Tonnes (000)	Au (g/t)	Ounces (000)	Tonnes (000)	Ounces (000)

Indicated
West Mine
South West (polygons)	300	4.66	45.0	300	4.66	45.0	-	-
Lower Inter	3	8.81	0.9	3	5.30	0.6	-	0.4
Inter (polygons)	124	4.43	17.7	124	4.43	17.7	-	-
109	21	4.32	2.9	-	-	-	21	2.9
111	52	5.24	8.8	52	5.24	8.8	-	-
113	46	5.14	7.6	60	4.94	9.5	-13	-1.8
113-5	245	5.47	43.0	245	5.47	43.0	0	0
113_S4	2	6.03	0.4	-	-	-	2	0.4
115-1	-	-	-	-	-	-	-	-
115-2	4	10.31	1.3	-	-	-	4	1.3
117S	-	-	-	-	-	-	-	-
Total West Mine	797	4.98	127.5	784	4.94	124.5	13	3.0

Principal Mine
118	518	5.22	86.9	265	5.97	50.8	254	36.2
123	136	5.43	23.7	-	-	-	136	23.7
In-Pit	-	-	-	1,785	6.19	355.3	-1,785	-355.3
Underground	1,257	7.38	298.5	837	6.38	171.7	420	126.7
Total Principal Mine	1,911	6.66	409.1	2,887	6.23	577.8	-975	-168.7

East Mine
Crown Pillar – 148	404	2.65	34.5	404	2.65	34.5	-	-
Underground - 148	90	6.27	18.1	90	6.27	18.1	-	-
152	125	5.78	23.2	125	5.78	23.2	-	-
Total East Mine	618	3.81	75.7	618	3.81	75.7	-	-

Total Indicated	3,327	5.73	612.4	4,289	5.64	778.1	-963	-165.7

Measured+ Indicated
West Mine	1,271	5.55	226.6	1,046	5.42	182.2	225	44.4
Principal Mine	2,065	6.71	445.2	2,887	6.23	577.8	-822	-132.6
East Mine	527	4.53	76.8	527	4.53	76.8	-	-
Total Mea + Ind	4,481	5.72	824.3	5,078	5.59	912.6	-597	-88.2

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Classification Mine/Zone	December 31, 2010			December 31, 2009			Gain (Loss)
	Tonnes (000)	Au (g/t)	Ounces (000)	Tonnes (000)	Au (g/t)	Ounces (000)	Tonnes (000)	Ounces (000)
Inferred
West Mine
Lower Inter	-	-	-	-	-	-	-	-
104 (polygons)	115	6.62	24.5	115	6.62	24.5	-	-
113	-	-	-	-	-	-	-	-
113_S4	15	5.79	2.7	15	5.79	2.7	-	-
Total West Mine	130	6.53	27.2	130	6.53	27.2	-	-

Principal Mine
118	369	7.93	94.2	1,018	6.79	222.1	-649	-128.0
123S	909	8.01	234.1	714	9.42	216.3	194	17.8
In-Pit	655	2.53	53.2	841	5.97	161.5	-187	-108.3
Underground	628	6.57	132.7	836	5.97	160.5	-208	-27.8
Total Principal Mine	2,561	6.25	514.2	3,410	6.94	760.4	-849	-246.2

East Mine
Crown Pillar – 148	310	3.03	30.2	310	3.03	30.2	-	-
Underground - 148	156	9.10	45.6	156	9.10	45.6	-	-
152	13	8.22	3.5	13	8.22	3.5	-	-
Cherty (polygons)	225	6.80	49.3	225	6.80	49.3	-	-
In-Pit – 160	131	1.68	7.1				131	7.1
Underground - 160	455	4.84	70.8	243	5.40	42.2	212	28.7
Total East Mine	1,291	4.98	206.6	948	5.61	170.8	343	35.7

Total Inferred	3,981	5.84	747.9	4,487	6.64	958.5	-506	-210.5

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Underground Mineral Resources were estimated by RPA.
3.	Open Pit Mineral Resources were estimated by BBA.
4.	Mineral Resources are estimated at cut-off grades of:
•	4 g/t Au for the West Mine, Principal Mine Underground and East Mine.
•	3 g/t Au for South West, Inter and 104 zones in the West Mine. Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.
•	1.30 g/t Au for the East Mine – Open Pit.
•	0.50 g/t Au for the Principal Mine
•	0.47 g/tor 160 Zone – Open Pit.
5.	Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1.00.
6.	Minimum mining widths of two to three metres were used.
7.	Mineral Resources are exclusive of Mineral Reserves.
8.	Totals may not represent the sum of the parts due to rounding.

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DATABASE

The current resource estimate is based on data provided by Aurizon, which have been obtained during the various drilling programs since the initial discovery in 1981.  The database includes survey, assay, and lithological data, and was created by merging files from various sources (Aurizon, Inco Gold, and TVX).  RPA has conducted many spot checks and concludes that the database is well maintained.  Errors found were diligently corrected.  The database structure is presented in Table 17-3:

TABLE 17-3 DATABASE STRUCTURE
Aurizon Mines Ltd. – Casa Berardi Mine

Table	Main Fields
Collars	Hole Name, Easting, Northing, Elevation, Azimuth, Dip, Length, Hole Type, Date Started, Date Finished, Logged By, Target
Deviations	Hole Name, Depth, Azimuth, Dip, Test Type
Lithologies	Hole Name, From, Main-Sub Unit Level, To, Rock Type, Description
RQD	Hole Name, From, To, Length, Length>100mm, RQD calculation
Assays	Hole Name, From, To, Length, Sample Number, Or_Tra (gold assays), Density

DENSITY DETERMINATION

METHODOLOGY OF DENSITY DETERMINATIONS ON DRILL CORE

Density determinations on drill core have been carried out on pieces of whole core prior to crushing for assaying.  Methodology used was weight dry/weight wet.  As rocks at Casa Berardi are non-porous, no wax coating was applied to core samples for density determinations.

Density determinations were carried out throughout time at different laboratories, in mineralized and non-mineralized rock, in different rock types, and in most of the zones.  The density database contains approximately 2,000 records.

PRE-1997
Historically, TVX used a density of 2.77 t/m3 for Mineral Reserve estimation.  The same density factor was also utilized in the mill operation.

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1999-2000

In 1999-2000, Aurizon performed new tests to verify the validity of the density data.  In the first series of tests, two bulk samples were collected from the mineralized zones underground.  The samples included 60% material from the Lower Inter Zone, 20% from the South West Zone, and 20% from the North West Zone, and were sent to Laboratoire LTM Inc., and Lakefield.  The densities determined by the laboratories were 2.94 t/m3 and 2.84 t/m3, respectively.  These results were different from what had historically been used at the mine.

Aurizon retained Techni-Lab to undertake density determination tests on 33 diamond drill core samples available from exploration and definition drilling.  The density values obtained varied from 2.64 t/m3 to 2.89 t/m3, with an arithmetic mean of 2.77 t/m3.  CANMET performed density determination on one bulk sample taken from underground workings for the paste backfill study.  This sample returned a bulk density factor of 2.74 t/m3.

In 2000, Aurizon performed density determinations on drill core samples from the Principal Zone.  In total, 24 drill core samples from nine holes in zones 24-1, 24-2, 25-4, 25-8, and 27-1 were taken for the density test.  The average density for the various zones ranged from 2.83 t/m3 (zones 24-1 and 24-2) to 3.01 t/m3 (Zone 25-8, in the iron formation).

2002-2003

During the 2002-2003 drilling program, Aurizon began routine acquisition of specific gravity data for the samples taken for assaying, as well as samples collected at an interval of 25 m from representative lithological units.

These samples were taken within the 117, 123 and Sulph-D (now part of the 118 Zone) zones.  The density determination results are shown in Table 17-4.

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TABLE 17-4 2002-2003 DENSITY DETERMINATIONS - ZONES 117-123 AND SULPH-D
Aurizon Mines Ltd. – Casa Berardi Mine

Rock Type	Density Measurement	Number of Tests
Volcanic	2.92	148
Quartz Veins and stockwork	2.70	54
Sedimentary Rocks	2.77	200
Sulphide-rich unit	3.60	9
Fault	2.76	10
Other	-	4
Total		425

2004

In 2004, during the drilling program, Aurizon retained SGS in Rouyn-Noranda to undertake density determination tests on drill core samples from the upper part of the 113 Zone.  A total of 629 measurements were done, with 95% of values ranging between 2.50 t/m3 and 3.00 t/m3.

Table 17-5 presents the results by rock type.  On average, the density varies from 2.67 t/m3 for quartz veins to 2.85 t/m3 for schist, however, as the majority of the ore in this zone lies within quartz veins (>90% of the resources) and wacke (<10%), an average density of 2.70 t/m3 was assumed to be more representative of the upper part of the 113 Zone.

TABLE 17-5 2004 DENSITY DETERMINATION – 113 ZONE UPPER PART
Aurizon Mines Ltd. – Casa Berardi Mine
Rock Type	Density Measurement	Number of Tests
Schist	2.85	15
Quartz Veins	2.67	349
Wacke	2.79	80
Conglomerate	2.79	47
Mudrock	2.75	80
Volcanite	2.81	58
Total		629

Although fewer density determinations were carried out in the lower part of the 113 Zone, RPA (then Roscoe Postle Associates Inc., RPA) concluded in 2005 that there was no reason to believe that densities for the upper and lower parts of the 113 Zone were different, as there was no geological difference between the two parts.

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In 2004, during the testwork program supervised by Met-Chem, specific gravity tests were performed on the samples processed at Lakefield.  Thirty-two pails of samples comprising eight individual samples from the Casa Berardi deposit were sent to Lakefield.  The samples represented three major ore types:

•	Sediments (lI3S)
o	113S1: 5 pails
o	113S2: 4 pails
•	Lower Inter (L)
o	LWI-1: 3 pails
o	LWI-2: 4 pails
o	LWI-3: 4 pails
•	Quartz (I13Q)
o	113Q-1: 4 pails
o	113Q-2: 4 pails
o	113Q-3: 4 pails

The suffix numbers (1, 2 and 3) represented increasing ore grade.

Pail samples were combined into composites (Comp) for some of the tests.  Densities for composite samples and bulk samples were as follows:
•	113S-Comp: 2.87, 113-Bulk: 2.84
•	LWI-Comp: 2.70, LWI-Bulk: 2.57
•	113-Q-Comp: 2.72, 113-Bulk: 2.68

Lakefield concluded that the average values were 2.74 t/m3 for the bulk sample and 2.80 t/m3 for the core sample composite, with the arithmetic mean of density values from all the laboratory testwork being 2.78 t/m3.  This value is close to the historical density used by TVX during the mine operation.

LOWER INTER
In 2006, Aurizon carried out an extensive definition program on the Lower Inter Zone; however, density determinations on drill core started to be carried out in 2009.

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DENSITY FACTORS USED IN THE RESOURCE ESTIMATION

Table 17-6 presents the density factors that are currently used in the resource estimation.

TABLE 17-6 DENSITY USED FOR MINERAL RESOURCE ESTIMATION
Aurizon Mines Ltd. – Casa Berardi Mine

Zone	Density (t/m3)
West Mine
Lower Inter HG Core, Lower Inter LG Envelope	2.71
Inter, North West, South West, 104, 111, 113 S1 to 113 S4	2.77
113	2.73
109, 117S	2.70
115	2.75
119	3.03

Principal Mine
118-1, 118-4, 118-31	2.75
118-5, 118-8, 118-32	2.81
118-6, 118-9, 118-10, 118-21, 118-22	2.83
118-27	2.87
123-1 to 123-5	2.77
22_06_01, 22_06_02, 22_06_04,	2.95
24_01_01 to 24_01_04, 24_02_02, 25_08_01 to 25_08_05, 26_05_01, 26_05_02, 27_01_01 to 27_01_07	2.85
24_02, 24_04_01, 24_04_02	2.90
24_03_01 to 24_03_10	2.69
25_04_01 to 25_01_03, 25_08_07	2.82
25_08_06	2.83

East Mine
148-1 to 148-7, 152-1 to 152-7, 160, Cherty	2.77

Table 17-7 presents a summary of the density determinations that were carried out by zone.

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TABLE 17-7 SUMMARY OF DENSITY DETERMINATIONS BY ZONE
Aurizon Mines Ltd. – Casa Berardi Mine

Zone	Number	Mean (t/m3)	Min (t/m3)	Max (t/m3)
113	380	2.72	2.37	3.78
113 FW & HW (1)	308	2.75	2.21	4.06
Total 113	689	2.73	2.21	4.06

118	89	2.74	2.54	3.13
118 FW & HW	79	2.81	2.34	3.89
Total 118	168	2.78	2.34	3.89

Lower Inter	61	2.69	2.63	2.92
Lower Inter Low Grade	53	2.74	2.65	2.94
Total Lower Inter	114	2.71	2.63	2.94

109	5	2.73	2.64	2.82
109 FW & HW	33	2.76	2.54	3.11
Total 109	38	2.76	2.54	3.11

115	31	2.76	2.63	2.99
115 FW & HW	39	2.76	2.62	2.91
Total 115	70	2.76	2.62	2.99

119	67	3.03	2.65	4.04

Principal - Lenses
22_06_02	28	2.96	2.70	3.42
24_02_01	12	2.86	2.68	3.03
24_03_01	3	2.66	2.66	2.67
24_03_06	4	2.70	2.70	2.71
25_04_01	30	2.88	2.59	3.12
25_04_02	15	2.83	2.72	2.91
25_04_03	35	2.80	2.53	3.03
25_08_03	6	2.85	2.80	2.89
25_08_05	2	2.85	2.84	2.85
25_08_06	7	2.82	2.70	2.94
26_05_02	4	2.79	2.78	2.80
27_01_02	25	2.92	2.72	3.45
Principal - Lenses	171	2.86	2.53	3.45
Principal Low Grade	98	2.75	2.28	2.95
Principal All	269	2.82	2.28	3.45

Outside Mineralized Zones	543	2.77	2.30	3.88

Total	1958	2.77	2.21	4.06

(1) FW & HW: samples located in the immediate footwall and hanging wall

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RPA recommends carrying out density determinations on a regular basis on drill core from new zones such as the 123 and 152 zones, where mineral reserves may be developed, in the 117S Zone which has no density determinations, and at the East Mine.  RPA also recommends that density determinations in 119 Zone should be revisited.  The density in this zone is approximately 10% higher than the average 2.77 density.  RPA is also of the opinion that several lenses with much less than 30 density determinations is statistically not enough.  RPA recommends that 2.77 t/m3 should be used for lenses on which no density determinations have been done, but which have similar geology.

GEOLOGICAL INTERPRETATION

Aurizon carried out the geological interpretation and correlation of lenses on 1:500 scale vertical sections spaced at 12.5 m, 20 m, 25 m, or 50 m.  Drill hole spacing ranges from 10 m to 25 m.  In general, the drill hole spacing is sufficiently dense to confidently interpret the quartz vein systems from point to point and section to section.  Aurizon used raw assays for geological interpretation.  The lenses were projected onto various levels to verify their continuity and to check the interpretations.  Adjustments on sections and plans were made when necessary, in order to have a consistent interpretation.  In RPA’s opinion, Aurizon has made a substantial effort in delineating the mineralization associated with alteration, sulphide mineralization, quartz veining, etc.

Average grades of drill hole intercepts were calculated by combining individual assays and were used to construct 3D solids of mineralization.

The geology staff created mineralized envelopes based on a general 4.0 g/t Au cut-off grade, with some lower grade areas incorporated for the sake of continuity.  Generally, assays used for geological interpretation are higher than 4.0 g/t Au and contacts between economic and non-economic grades are relatively sharp.

Chip samples from development headings were also used for solid modelling and grade interpolation in the East Mine, and in the Lower Inter and 113 Zone.

LOWER INTER ZONE

The definition drilling program carried out since 2007 has significantly improved the knowledge of the Lower Inter Zone, where a rich core has been outlined.  The geology staff created two mineralized envelopes (Figures 28-1 to 28-5, Appendix 4):

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•	A high grade core based on a 4 g/t Au cut-off grade which was sud-divided in several domains for grade interpolation due to changes in dip and strike.

•	An outer low grade envelope based on a 1 g/t Au cut-off.

RPA reviewed cross-sections and considers the geological interpretation done by Aurizon to be representative of the available data.

113 ZONE

The mineralized envelope was interpreted on sections generally spaced at 15 m, and plan views.  A longitudinal section is presented in Figure 28-6 (Appendix 4).

PRINCIPAL MINE ZONES

The Principal Zone is located between the West Mine and the East Mine.  To date, a total of 38 mineralized zones have been modelled at the Principal Zone (Figures 28-7 to 28-9, Appendix 4).

EAST MINE UNDERGROUND

In 2007, the underground portion of the East Mine was reintepreted by Aurizon, including several en echelon mineralized zones, namely, 148-1 to 148-7.  Grade estimation was carried out from 3D solids of unmined sectors which were created between the 100 and 350 levels (Figures 28-10 to 28-13, Appendix 4).  Drill hole samples as well as development samples were used for grade interpolation.

The North, 160E, and Cherty zones were estimated by TVX in 1996, at a cut-off grade of 4.31 g/t Au.  Zone 160E is located approximately 400 m to the North East of the East Mine shaft, between sections 15700 E and 16500 E and extends from surface to the 300 m level.  The Cherty Zone is located approximately 30 m to the north of the Casa Berardi Fault, between sections 15650 E and 15950 E.  Aurizon re-evaluated the zones in 2000 and classified them as Inferred Resources.  RPA agrees to this classification, as it is based on relatively sparse data.

EAST MINE CROWN PILLAR

The East Mine has been mined out from the 65 m to 550 m levels.  The two main mineralized veins close to the Casa Berardi Fault are open at depth and laterally, and have not been mined above the 65 m level.  Aurizon conducted definition drilling programs to evaluate the resource potential of the Crown Pillar and defined resources sufficient to consider open pit mining.

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MINIMUM WIDTH

Historical resource estimates used different minimum mining widths, varying between two metres and three metres.  Since Aurizon acquired the property, all zones that have their Mineral Resource estimated by block modelling have been interpreted using a three metre minimum width.  RPA has not seen many drill hole intercepts which would be interpreted and calculated based on a minimum width.  The width of most of the blocks exceeds the minimum width.

CUT-OFF GRADE FOR REPORTING MINERAL RESOURCES

Several cut-off grades have been used for resource estimation, depending on zone and time.  A cut-off grade of 4 g/t was used by Aurizon for the 2010 Mineral Resources based on the parameters shown below. This has been used for all zones that have Mineral Resources estimated by block modelling.

Cut off grade parameters:
•	Gold Price US$950/oz
•	Exchange Rate 1.00
•	Mill Recovery 92.03%
•	Mining Cost $116.52/tonne

When the grade of the reserves is close to the cut-off grade, Aurizon carries out a more precise estimate taking into consideration the anticipated costs and revenues and using a gold price equivalent to the current market price.

RPA finds the cut-off grade estimate to be reasonable.

Table 17-8 presents the cut-off grades used in the past and current resource estimations.

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TABLE 17-8 CUT-OFF GRADES FOR RESOURCE ESTIMATION
Aurizon Mines Ltd. – Casa Berardi Mine

Period	Cut-off grade g/t Au	Zone
RPA/Aurizon since 2005	4.00	West Mine East Mine Underground Principal Mine Underground
RPA 2010	0.50	Principal Mine: open pit 160 Zone: open pit
BBA 2008	1.19	East Mine: Crown pillar open pit
Geostat 2005 Geostat 2007	1.30	East Mine: Crown pillar open pit
Aurizon FS 2000	3.00	South West and Inter zones. Those zones were estimated by 2D polygons on longitudinal sections and reviewed by RPA in 2005.
TVX 1996	4.31	East Mine: Zone 160E, Cherty. Those zones were estimated by 2D polygons on longitudinal sections and reviewed by RPA in 2005.

RPA calculated the current cut-off grade by using the following parameters:

•	Gold price: US$1020/oz (3 year trailing average)

•	Exchange rate: C$1.075/$US

•	Mill recovery: 88.4% (2011 budget)

•	Total operating costs: $118.67(2011 LOM for U.G.)

The resulting cut-off grade was calculated as shown below:

•	Gold price: US$1020/oz x C$1.075/US$1.00 = $1,096.50/oz.

•	Revenue per unit gold: $1,096.50 ÷ 31.104 g/oz = $35.25 x 92% = $31.16/g.

•	Cut-off grade = Operating costs / revenue = $118.67/t / $31.16/g = 3.81 g/t Au.

Aurizon used a cut-off of 4.15 g/t for the underground reserves, therefore being conservative in comparison to RPA’s calculation.

BBA used a 1.19 g/t Au cut-off grade when considering open pit mining at the East Mine and a cut-off of 0.50 g/t when completing the PFS on the Principal Zone open pit.

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CAPPING OF HIGH GRADE VALUES

Grade capping was carried out to minimize the impact of very high grade assays on the resource estimate.  Each zone that represented part of the present estimate was treated differently and used a different high grade capping value. Statistical distributions of original assays within the mineralized envelopes were plotted in the form of histograms and the distribution of assays was plotted on a log-normal distribution plot where a long tail of high-grade values is observed.  Capping factors were determined from these histograms and also from statistical reports.  Cutting curves were also used to some extent in determining the capping factors for 113 and Lower Inter zones.  Histograms are found in Appendix 3.

In the case of the 104, Inter, South West,  and Cherty zones, which were estimated by 2D polygonal methods (Aurizon, 2005), the capping factors were based on the mean grade + 2 standard deviations. RPA agrees with this approach.  RPA considers these capping factors to be appropriate and conservative.

Capping factors were applied to raw assays prior to compositing.  This approach is used to prevent the high-grade assays from being smeared over two composites.  Table 17-9 presents the capping factors used in the various estimates.

TABLE 17-9 CAPPING FACTORS
Aurizon Mines Ltd. – Casa Berardi Mine

Zone	Capping Factor – Au g/t
West Mine
Lower Inter High Grade core	120
Lower Inter Low Grade envelope	30
104	31
Inter	18.7
North West	50
South West	18.5
109	45
111	30
113	175
115	60
117S	40

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Zone	Capping Factor – Au g/t
Principal Mine
118-1 to 118-9	40
123-1 to 123-5	35
22_06_01, 22_06_02, 22_06_04	15
24_01_01 to 24_01_04	50
24_02_02	9
24_03_01 to 24_03_10	No capping
24_03_02	10
24_04_01	7
25_04_01 to 25_04_03	35
25_08_01 to 25_08_05	45
25_08_06	15
25_08_07	12
26_05_01, 26_05_02	15
27_01_01 to 27_01_07	75
Chips & Test Holes (25_08_01, 25_08_02)	18
Low Grade Envelope	32

East Mine
Crown Pillar open pit (Geostat)	No capping
148-1 to 148-7	50
152-1 to 152-7	20
160	20
Cherty	31

MINERAL RESOURCE METHODOLOGIES

Two methodologies have been used to estimate Mineral Resources at Casa Berardi:
•	2D models (polygons on cross-sections and longitudinal sections)
•	3D block models

MINERAL RESOURCE METHODOLOGIES – 2D MODELS

Most of the 2D polygonal estimates that had been carried out by TVX or Aurizon before 2005 have been reinterpreted and converted to 3D block model estimates.  There are only a few 2D polygonal estimates that have not been yet re-evaluated:
• West Mine: Inter, South West, 104
• East Mine: Cherty.

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For resource estimation by the conventional polygonal method, individual vertical longitudinal sections were produced for each lens.  Polygons were created on vertical sections around drill hole intercepts with grades above the cut-off grade.  Polygon limits were usually extrapolated to halfway between holes where a line between two holes was drawn by joining midpoints of the hanging wall and footwall of the mineralized intersection.  Polygon areas were calculated on vertical cross-sections in AutoCAD.  Volumes were calculated by multiplying block area by block width, which were measured on the vertical longitudinal section.  Tonnage was calculated by multiplying area by density.

Average grades of drill hole intercepts were calculated by combining individual assays from one hole or, in some cases, from more than one hole.  Chip samples from development headings and sludge samples from test holes were used when available.  The influence of diamond drill hole intercepts was defined on vertical sections using the mid-distance rule.

RPA reviewed cross-sections and longitudinal sections, and finds the 2D calculations to be well done and conservative.  The mid-distance approach is well respected, and extrapolation of the mineralization beyond holes is not exaggerated.

MINERAL RESOURCE METHODOLOGIES – 3D MODELS

Since 2005, a tremendous effort was undertaken by Aurizon to move from 2D polygonal models to 3D block models.  The geological interpretation on sections and plans was used to construct 3D solids which were filled with blocks of irregular dimensions, usually 2.5 m (east-west) x 1.25 m (north-south) x 5.0 m (elevation).

GRADE INTERPOLATION

The grade of each block is estimated from the surrounding drill hole assays that are located inside the solids.  The drill hole assays are previously converted into composites of an equal length, generally one-metre composites.  In the case of Principale Mine, two-metre composites were used.  Usually, a minimum of two and a maximum of twelve composites are used for grade estimation.  The block grade is estimated by averaging the grade of the composites found within a search ellipsoid which is oriented in space and has a fixed dimension, with lengths usually different along the X-Y-Z axes.  In most cases, the inverse distance squared technique (ID2) was used to weight the composites in order to obtain the block grade.  RPA also recommends using a different interpolation technique, such as kriging, for comparison.  Kriging estimates should also be validated in the tonnage and grade reconciliation process.

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VOLUME AND TONNAGE CALCULATION

Tonnage of each block is represented as volume which is calculated from a block dimension (x,y,z) multiplied by a constant density.  Block volumes are calculated from partial blocks on envelope boundaries.  This technique is known as "needling" in the Gemcom volumetric process.  Needling differentiates the proportion of each solid as it intersects the blocks of a block model, providing weighted tonnage and grade estimates for each rock type.  Gemcom software samples the rock codes, grades, and densities.  It also samples the data along the path of each needle, and then interpolates the volumes and reserves.  Gemcom can needle in any direction.

In the case of Principale Mine, a percent block model was used.  In this case, the percentage of ‘ore’ of each block is calculated in geological solids.

Tonnage is the result of volume calculation multiplied by fixed density, which is generally different from one zone to another.

GRADE AND VOLUME CALCULATION FOR MINE PLANNING PURPOSES

Because the block models are not updated on a regular basis or as needed with the latest information, the stope grades are estimated using the nearest neighbour method for all of the stopes for mine planning and some of the stopes for Mineral Reserve reporting purpose.  Volumes are estimated from 3D solids in Gemcom.

To obtain the grade of a particular stope, only drill hole intercepts that are found within that stope are used.  RPA recommends that this grade interpolation method be discontinued, considering all the effort taken since 2005 to transfer to Gemcom block modelling. In Gemcom, the grade of each block is obtained by interpolation of surrounding drill hole samples (composites), no matter where the composite is located, inside or outside a stope.  Grade interpolation based on composites should be used not only for long-term Mineral Resource estimation but also on a day-to-day basis.  RPA recommends proper training to overcome this situation.

VARIOGRAPHY

Variography has been used to determine search ellipsoid orientations and dimensions in the Mineral Resource estimates.  Directional variograms were generated in increments of 30º azimuth and 15º dip.  Downhole variograms were also plotted.  Table 17-10 summarizes the dimensions and orientations of search ellipsoids.

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TABLE 17-10 BLOCK MODELLING AND INTERPOLATION PARAMETERS
Aurizon Mines Ltd. – Casa Berardi Mine

Zones	Dom	Rotation				Range (m)			Search Type
		Type	Angle	Angle	Angle	X	Y	Z
West Mine
North West		ZXZ	25	-80	90	25	25	10	Ellips.
Lower Inter	C1	ZXZ	17	45	0	35	35	10	Ellips.
Lower Inter	C2	ZXZ	-15	40	0	35	35	10	Ellips.
Lower Inter	C3	ZXZ	15	40	0	35	35	10	Ellips.
Lower Inter	N1	ZXZ	17	-75	0	35	35	10	Ellips.
Lower Inter	N2	ZXZ	17	-82	0	35	35	10	Ellips.
Lower Inter	S1	ZXZ	0	47	0	35	35	10	Ellips.
Lower Inter	S2	ZXZ	10	55	0	35	35	10	Ellips.
115_1		No rot.	-	-	-	35	35	10	Sphere
115_2		No rot.	-	-	-	35	35	10	Sphere
117S		ZXZ	-12	90	-65	50	50	10	Ellips.

Principal Mine
118_01	1	ZXZ	0	-88	0	50	50	10	Ellips.
118_01	2	ZXZ	2	-88	0	50	50	10	Ellips.
118_01	3	ZXZ	-5	75	0	50	50	10	Ellips.
118_01	4	ZXZ	-20	50	0	50	50	10	Ellips.
118_04	1	ZXZ	0	87	0	50	50	10	Ellips.
118_04	2	ZXZ	3	70	0	50	50	10	Ellips.
118_04	3	ZXZ	3	75	0	50	50	10	Ellips.
118_05	1	ZXZ	0	90	0	50	50	10	Ellips.
118_05	2	ZXZ	-10	88	0	50	50	10	Ellips.
118_06	1	ZXZ	-5	85	0	50	50	10	Ellips.
118_06	2	ZXZ	-13	72	0	50	50	10	Ellips.
118_06	3	ZXZ	-20	50	0	50	50	10	Ellips.
118_06	4	ZXZ	-20	65	0	50	50	10	Ellips.
118_08		ZXZ	5	75	0	50	50	10	Ellips.
118_09		ZXZ	0	70	0	50	50	10	Ellips.
118_10		ZXZ	-25	55	0	50	50	10	Ellips.
118_21		ZXZ	-10	70	0	50	50	10	Ellips.

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Zones	Dom	Rotation				Range (m)			Search Type
		Type	Angle	Angle	Angle	X	Y	Z
118_22		ZXZ	-10	80	0	50	50	10	Ellips.
118_27	1	ZXZ	-12	87	0	50	50	10	Ellips.
118_27	2	ZXZ	-12	-83	0	50	50	10	Ellips.
118_27	3	ZXZ	-5	88	0	50	50	10	Ellips.
118_31		ZXZ	-2	90	0	50	50	10	Ellips.
118_32		ZXZ	0	90	0	50	50	10	Ellips.
123_1		ZXZ	15	75	0	50	50	10	Ellips.
123_2		ZXZ	5	70	0	50	50	10	Ellips.
123_3		ZXZ	2	77	0	50	50	10	Ellips.
123_4		ZXZ	10	75	0	50	50	10	Ellips.
123_5		ZXZ	15	68	0	50	50	10	Ellips.
22_06_01		No rot.	-	-	-	50	50	50	Sphere
22_06_02		No rot.	-	-	-	50	50	50	Sphere
22_06_04		No rot.	-	-	-	50	50	50	Sphere
24_01_01		No rot.	-	-	-	50	50	50	Sphere
24_01_02		No rot.	-	-	-	50	50	50	Sphere
24_01_03		No rot.	-	-	-	50	50	50	Sphere
24_01_04		No rot.	-	-	-	50	50	50	Sphere
24_02		No rot.	-	-	-	50	50	50	Sphere
24_03_01		No rot.	-	-	-	50	50	50	Sphere
24_03_02		No rot.	-	-	-	50	50	50	Sphere
24_03_03		No rot.	-	-	-	50	50	50	Sphere
24_03_04		No rot.	-	-	-	50	50	50	Sphere
24_03_05		No rot.	-	-	-	50	50	50	Sphere
24_03_06		No rot.	-	-	-	50	50	50	Sphere
24_03_07		No rot.	-	-	-	50	50	50	Sphere
24_03_08		No rot.	-	-	-	50	50	50	Sphere
24_03_09		No rot.	-	-	-	50	50	50	Sphere
24_03_10		No rot.	-	-	-	50	50	50	Sphere
24_04_01		No rot.	-	-	-	50	50	50	Sphere
25_04_01		No rot.	-	-	-	50	50	50	Sphere
25_04_02		No rot.	-	-	-	50	50	50	Sphere
25_04_03		No rot.	-	-	-	50	50	50	Sphere
25_08_01		No rot.	-	-	-	50	50	50	Sphere
25_08_02		No rot.	-	-	-	50	50	50	Sphere

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Zones	Dom	Rotation				Range (m)			Search Type
		Type	Angle	Angle	Angle	X	Y	Z
25_08_03		No rot.	-	-	-	50	50	50	Sphere
25_08_04		No rot.	-	-	-	50	50	50	Sphere
25_08_05		No rot.	-	-	-	50	50	50	Sphere
25_08_06		No rot.	-	-	-	50	50	50	Sphere
25_08_07		No rot.	-	-	-	50	50	50	Sphere
26_05_01		No rot.	-	-	-	50	50	50	Sphere
26_05_02		No rot.	-	-	-	50	50	50	Sphere
27_01_01		No rot.	-	-	-	50	50	50	Sphere
27_01_02		No rot.	-	-	-	50	50	50	Sphere
27_01_03		No rot.	-	-	-	50	50	50	Sphere
27_01_04		No rot.	-	-	-	50	50	50	Sphere
27_01_05		No rot.	-	-	-	50	50	50	Sphere
27_01_06		No rot.	-	-	-	50	50	50	Sphere
27_01_07		No rot.	-	-	-	50	50	50	Sphere

East Mine
148-1	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-1	Down	ZXZ	5	-85	90	35	35	10	Ellips.
148-2	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-2	Down	ZXZ	5	-85	90	35	35	10	Ellips.
148-3	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-3	Down	ZXZ	5	-85	90	35	35	10	Ellips.
148-4	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-4	Down	ZXZ	5	-85	90	35	35	10	Ellips.
148-5	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-5	Down	ZXZ	5	-85	90	35	35	10	Ellips.
148-6	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-6	Down	ZXZ	5	-85	90	35	35	10	Ellips.
148-7	Top	ZXZ	5	85	90	35	35	10	Ellips.
148-7	Down	ZXZ	5	-85	90	35	35	10	Ellips.
152		No rot.	-	-	-	50	50	50	Sphere
160-1		ZYZ	76	-90	120	100	75	25	Ellips.
160-2		ZYZ	76	-90	120	100	75	25	Ellips.
160-3		ZYZ	76	-90	120	100	75	25	Ellips.
160-4		ZYZ	76	-90	120	100	75	25	Ellips.

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In the case of the 113 Zone, downhole variography indicates a moderate nugget effect, varying from 30% to 60% of the sill.  The range for one-metre composites is relatively low, from two metres to ten metres, which is considered to be ”normal” for this type of a deposit (Figure 17-1).  Based on 3D variography, the best grade continuity of mineralization appears to be along dip and along strike (Figures 17-2, 17-3, and 17-4).

FIGURE 17-1   DOWNHOLE VARIOGRAM – 113 ZONE

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FIGURE 17-2   3D VARIOGRAMS – 113 ZONE – DIP 0º

FIGURE 17-3   3D VARIOGRAMS – 113 ZONE – DIP -30º

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FIGURE 17-4   3D VARIOGRAMS – 113 ZONE – DIP -60º

CAVITY MONITORING SURVEYS OF MINED-OUT STOPES INTO GEMCOM DATABASE

Volumes of mined-out stopes are evaluated from a cavity monitoring survey (CMS) system by the geology department; however, these solids have not yet been imported into Gemcom.  Integration of CMS information into Gemcom would allow calculating tonnes and grades of mined-out excavations and the grade of dilution from the block model.  This should also facilitate the mine-mill reconciliation process.

EAST MINE CROWN PILLAR

Geostat carried out Mineral Resource estimates in 2007 and 2008 using kriging.  Two-metre composites along drill holes were used for block grade estimation.  Block dimensions were two metres (east-west) by two metres (north-south) by five metres (elevation).  Based on variography, Geostat determined that the ranges of eight metres, five metres, and four metres represented an effective range of influence of 24 m down dip, 15 m along N75°E direction, and 12 m across dip.

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RPA agrees with Geostat’s reasoning that capping values do not have to be applied to the East Mine Crown Pillar open pit.  Geostat concluded that “the high grades do not significantly deviate from the lognormal law curve.  This does not indicate the pertinence of cutting the high values.”  To determine the necessity of capping values, Geostat considered “anomalous the situation where more than 10% of the gold contained in the high values is found in less than 1% of the whole set of composites.”

RPA is of the opinion that changing the current capping factors will have a relatively little effect on the overall grade of the resources and reserves.  The effects should be considered in a sensitivity analysis of the overall reserve grade.

RPA briefly reviewed Geostat’s methods and parameters, and considers the Mineral Resources of the East Mine Crown Pillar appropriate.

The estimated resources are NI 43-101 compliant and the classification criteria are based on proximity to composites.  Two different search ellipsoids were used to determine the resource classification. Table 17-11 presents the Geostat classification for the East Mine Crown Pillar.

TABLE 17-11 MINERAL RESOURCE CLASSIFICATION – EAST MINE CROWN PILLAR
Aurizon Mines Ltd. – Casa Berardi Mine

Category	Search ellipses (oriented following the veins)	Minimum number of composites	Maximum number of composites per hole
Measured	12.5m, 12.5m, 10m	2	1
Indicated	25m, 25m, 10m 12.5, 12.5, 10m	2 2	1 2
Inferred	Inside the mineralized envelope, neither measured nor indicated

In 2006, Geostat determined the cut-off grade at 1.3 g/t Au, based on the parameters outlined in Table 17-12.

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TABLE 17-12 ECONOMIC INPUTS – EAST MINE CROWN PILLAR
Aurizon Mines Ltd. - Casa Berardi Mine

Parameter	Value (2006)	Value (2011)

Revenue
Gold Price (US$/oz) - (C$/oz)	424 - (605)	950-(950)
Exchange Rate (C$/US$)	0.70	1.0

Metallurgical Recovery	87%	87%

Operating Costs
Overburden Mining ($/t moved)	1.85	1.89
Ore Mining ($/t moved)	4.94	5.85
Waste Mining ($/ moved)	3.78	4.06
Milling ($/t milled)	13.80	18.78

PRINCIPAL MINE OPEN PIT

A total of 38 mineralized zones have been modelled at the Principal Zone.  Because the mineralized system extends towards the overburden-rock interface and the mineralized zones are close enough to each other to allow open pit mining, the modelling used a 0.5 g/t Au threshold.

BLOCK SIZE

The current block size is 2.5 m east-west (X) by 2.5 m north-south (Y) by 5.0 m vertical (Z).

RPA provided the 2010 Resource Model to BBA for open pit optimization and design at the level of a prefeasibility study.

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160 ZONE OPEN PIT POTENTIAL – RPA WHITTLE OTIMIZATION

The 160 zone mineralization consists in four sub-parallel lenses, two of which come up to overburden contact near surface (lenses 1 and 4) and the other two starting deeper down (lenses 2 and 3).  The two lower lenses contain higher average gold grades.  The 160 Zone is located approximately 500 m north-east of the East Mine shaft (Figure 15-5).

FIGURE 17-5   160 ZONE VS. EAST MINE SHAFT

The 2010 Resource model of 160 Zone was exported to Whittle using the model block size.  For open pit optimizations, the model has been reblocked in Whittle to a block size of 10 m x 5 m x 5 m (XYZ).  The purpose of reblocking is to improve Whittle run times allowing a greater amount of analysis in order of magnitudes less time.  To ensure reblocking does not negatively impact results for this specific model, results of the reblock were reviewed and compared against a baseline run.

Two open pit optimization scenarios were run in Whittle.  Input parameters common to both scenarios are presented in Table 17-13.

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TABLE 17-13 WHITTLE INPUT PARAMETERS – 160 ZONE SCENARIOS
Aurizon Mines Ltd. – Casa Berardi Mine

Input Parameter	Value	Provided By
Gold Price	US$950.00 per ounce	Client
Exchange Rate	US$1.00:C$1.00	Client
Gold Selling Costs	C$5.00 per ounce	Client
Gold Payable	99.935%	Client
Gold Royalties	0%	Client

Overall Wall Slope – Overburden	20 degrees	Revised by RPA
Overall Wall Slope – Bedrock	45 degrees	Revised by RPA

Mining Cost - Overburden	C$2.00 per tonne	Client
Mining Cost – Bedrock	C$2.00 per tonne	Revised by RPA
Incremental Mining Cost - Depth	C$0.01 per 5 m bench	Client
Incremental Mining Cost – ‘Ore’	C$0.50 per tonne	SWRPA
Mining Recovery	90%	Client
Mining Dilution	12% at zero grade	Client

Process Recovery of Gold	86.80%	Client
Processing Cost	Scenarios defined in text
G&A Cost	Scenarios defined in text

Throughput Rate	3,000 tonnes per day	Client

A gold price sensitivity was run using a range of gold prices from 50% to 150% of the base case price.

PIT SLOPES

Overall pit wall slopes of 20 degrees in overburden will be applied based on the August 2009, Golder technical memorandum on open pit overburden slopes for the East Mine.  Recommended slope angles for the East Mine were based on drilled thicknesses of peat, clay, and till in the overburden, and included fixed safety berm widths at contacts.  Based on a review of these recommendations, and an overburden thickness to bedrock at 160 Zone typically between 20 m and 40 m, an overall slope angle of 20 degrees was calculated.

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Overall pit wall slopes of 45 degrees in bedrock were applied versus 47 to 51 degrees provided by Aurizon.  Upon review of initial results, significant pit depths in bedrock relative to the circumference of the pit were observed thus global slopes of greater than or equal to 47 degrees overall was deemed potentially aggressive with consideration for haulage ramps.  Minor losses in ‘ore’ at the bottom(s) of the pit shell are expected due to practical mining limitations.

MINING COSTS

The bedrock mining cost supplied by Aurizon is C$1.95 per tonne moved.  To simplify Whittle setup, a mining cost of C$2.00 per tonne was used for mining both overburden and bedrock (exclusion of drill and blast costs in overburden are expected to be offset with additional material handling costs).  An incremental mining cost was applied to account for pit depth.  Due to the relatively high grade nature of the ‘ore’, the incremental mining cost is expected to have little impact on the open pit optimization results.  However, it will have an impact on project cash flow.

Aurizon has supplied the mine operating costs on a contract mining basis.  It is RPA’s opinion that these costs may be aggressive for a mining contractor, in addition to owner’s costs for the management of contract operations.

For the 160 Zone open pit optimization, an additional C$0.50 per tonne moved was applied to the ‘ore’ mining cost, to reflect potential additional costs incurred from hauling ‘ore’ to the process facilities.

RPA ran three Scenarios for the 160 Zone.  As there are no Measured and or Indicated classifications in the 160 Zone at this time, the open pit optimizations are effectively based on the Inferred classification only.

Scenario 1 – Aurizon Inputs
•	Processing costs of C$9.20 per tonne milled,
•	G&A costs of C$1.30 per tonne milled.

Scenario 2 – RPA Inputs
•	Processing costs of C$15.00 per tonne milled,
•	G&A costs of C$5.00 per tonne milled.

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The main difference in operating costs between the two scenarios is Scenario 1 assumes costs that are shared with underground operations, while Scenario 2 assumes stand alone costs.

Scenario 3 was run considering contractor mining costs obtained from BBA in February 2011.  Unless otherwise noted, all other inputs for the following scenarios are the same as those presented in Table 2.

Scenario 3 – Client Processing and BBA Mining Inputs
•	Processing costs of C$9.20 per tonne milled,
•	G&A costs of C$1.30 per tonne milled,
•	Rock mining costs of C$4.40 per tonne moved,
•	Overburden mining costs of C$2.42 per tonne moved,

RESULTS

The Scenario 1 optimum open pit shell has a maximum vertical depth of 245 m below surface, a strike length of approximately 600 m, and a width of up to 600 m (Figure 17-6.  The pit discard cut-off grade is 0.47 g/t Au cut-off.  The total in-pit resources for Scenario 1 are 2,079,000 tonnes at an average grade of 1.43 g/t.

There is no optimum open pit shell for Scenario 2 (RPA inputs) at a gold price of C$950 per gold ounce.

The Scenario 3 optimum open pit shell has a maximum vertical depth of 70 m below surface, a strike length of up to approximately 250 m, and a width of 230 m.  The pit discard cut-off grade is 0.47 g/t Au cut-off.  The total in-pit resources for Scenario 3 are 131,000 tonnes at an average grade of 1.68 g/t.  The tonnage and grade herein are reported in the December 31, 2011 mineral resource estimates.

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FIGURE 17-6   160 ZONE – OPEN PIT OPTIMIZATION

CONCLUSION – 160 ZONE OPEN PIT OPTIMIZATION

Open pit optimizations of the 160 Zone show that open pit potential exists; however, results can be extremely sensitive to small changes in gold price and or input costs within a narrow window when the resultant pit shell transitions from a relatively shallow pit depth of around 100 m (mining the upper portions of lenses 1 and 4 only), to a relatively significant pit with depths approaching 250 m (mining portions of all four lenses of the 160 Zone).

RPA believes that delineating the upward extents of higher grade lenses 2 and 3 should be seen as critical in the development of the 160 Zone’s open pit potential.

RPA recommends further work on estimating mining inputs as this is currently the most sensitive operating cost input due to the potentially high stripping ratios (i.e. greater than 15 to one) seen when all four lenses are mined.  In addition, an underground trade-off optimization should be reviewed to test sensitivity to where it becomes more profitable to mine by underground methods versus open pit.  The inferred mineral resources underneath the Scenario 3 pit shell bottom of the 160 Zone are estimated at 455,000 tonnes at an average grade of 4.84 g/t representing 70,800 gold ounces.

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MINERAL RESERVES

Underground Mineral Reserves are estimated for the 113, 115, and 118 zones, the Lower Inter Zone, and a number of smaller zones.  Open Pit Mineral Reserves are estimated for the East Mine Crown Pillar.  These portions of the total Mineral Resources have the best potential for economic extraction due to size, grade, and proximity to existing workings and infrastructure.

Measured Resources were converted to Proven Reserves and Indicated Resources, to Probable Reserves.  Inferred Resources were not used in reserve estimation.  Mineral Reserves are summarized in Table 17-14.

TABLE 17-14 MINERAL RESERVES SUMMARY
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category	Tonnes	Grade (g/t Au)	Contained Ounces
Underground	Proven	1,775,000	8.41	480,000
Underground	Probable	2,282,000	7.15	524,900
Open Pit	Proven	496,000	4.54	72,400
Open Pit	Probable	3,300,000	3.57	379,200
Total	Proven & Probable	7,854,000	5.77	1,456,600

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Underground Mineral Reserves were audited by RPA.
3.	Open Pit Mineral Reserves were estimated by BBA.
4.
Mineral Reserves are estimated at a cut-off grade of 4.15 g/t based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.8 and 5.4 g/t, respectively, were applied based on long term operating costs.  For the East Mine crown pillar and for Principal open pit, Mineral Reserves are estimated at a cut-off grade of 1.2 and 0.5 g/t respectively based on long term operating costs and gold prices.

5.	Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.00.
6.	A minimum mining width of three metres was used.
7.	Totals may not represent the sum of the parts due to rounding.

ESTIMATION METHODOLOGY - UNDERGROUND

Mineral Reserves were estimated for a longhole open stoping mining method without pillars, with stopes mined in a primary-secondary sequence.  Stopes are backfilled after mining using cemented rock fill or unconsolidated waste rock.

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Reserve estimations were based on 3D block models for all zones except the South West Zone.  The few remaining zones that were estimated using 2D polygonal methods were not included in Mineral Reserves.

Underground Mineral Reserves are presented in Table 17-15.

TABLE 17-15 UNDERGROUND MINERAL RESERVES BY ZONE
Aurizon Mines Ltd. – Casa Berardi Mine

Zone	Tonnes	Grade (g/t Au)	Contained Ounces
Underground - Proven
North West	42,000	5.81	7,900
Lower Inter	910,000	7.97	233,200
113	587,000	8.85	167,000
115-1	147,000	11.42	54,100
East Mine	88,000	6.27	17,800
Total Underground - Proven	1,775,000	8.41	480,000

Underground - Probable
Lower Inter	30,000	8.18	7,900
South West	72,000	4.64	10,700
109	114,000	5.71	21,000
111	37,000	5.44	6,400
113	402,000	9.88	127,800
117S	19,000	6.96	4,300
118	1,021,000	6.36	208,600
123	493,000	7.42	117,700
East Mine	63,000	8.20	16,500
Low-Grade Dev.	31,000	3.90	3,900
Total Underground - Probable	2,282,000	7.15	524,900
Total Underground Proven + Probable	4,057,000	7.70	1,005,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Underground Mineral Reserves were audited by RPA.
3.	Open Pit Mineral Reserves were estimated by BBA.
4.
Mineral Reserves are estimated at a cut-off grade of 4.15 g/t based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.8 and 5.4 g/t, respectively, were applied based on long term operating costs.  For the East Mine crown pillar and for Principal open pit, Mineral Reserves are estimated at a cut-off grade of 1.2 and 0.5 g/t respectively based on long term operating costs and gold prices.

5.	Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.00.
6.	A minimum mining width of three metres was used.
7.	Totals may not represent the sum of the parts due to rounding.

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For the 113 Zone, the mineralized envelope was divided into standard stope dimensions: 20 m vertically and 15 m along strike (see Section 19, Additional Requirements for Production Properties, for more detail).  Hanging wall and footwall stope limits were delineated by the mineralized wireframe envelope.  Tonnes and grades were calculated for each stope, including ore development inside the stope outline.  Dilution and extraction factors were applied by stope (discussed in detail below).  A high proportion of 113 Zone Mineral Resources were converted to Mineral Reserves.

Lower Inter, 109, 111, 115, 117 and 118 Zone reserves were estimated similarly to the 113 Zone.

The Mineral Reserve estimate for the South West Zone was based on previously published reserves and on mine plans prepared by Aurizon.  Stope layouts in the South West Zone were originally prepared at a cut-off grade of 3 g/t Au.  Grade estimation has been carried out using a 2D polygonal model.  Only the highest-grade stopes in this marginal zone were selected for inclusion in Mineral Reserves.  Many lower-grade stopes in this zone remain outside Mineral Reserves.

Taking advantage of existing development in the North West Zone, different standard stope dimensions were used.  Stopes 25 m high and 12.5 m along strike were evaluated for profit margin in the same way as the 113 Zone.  A high proportion of North West Zone Mineral Resources were converted to Mineral Reserves.

The East Mine underground reserves are based on a plan to re-establish access to old workings, and mine pillars and levels left behind during previous operations.  Stope sizes are not standardized.  Mining methods include longhole stoping where access can be attained for both top and bottom cuts and cut and fill methods where only undercuts are accessible.  Approximately one-third of the East Mine resource ounces have been converted to reserves, with the remainder tied up in areas with ground stability problems, or in stopes at or below cut-off grade.

Low-grade development ore is sourced from level development plans, occurring outside stope outlines.  This development is required for stope access; therefore, an incremental cut-off grade has been introduced to assist in the grade-control decision (send to ore pass or waste pass) that will occur for each round.

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DILUTION & EXTRACTION

Internal dilution is defined as material below the cut-off grade included within a mining block.  It represents areas below 4.15 g/t Au that were included within resource envelopes for the sake of continuity.  It also includes areas within stope outlines, but outside the resource envelopes – for reasons of mining geometry such as obtaining a favourable angle on the footwall.  Internal dilution is intended to be mined with the ore, and is included in reserve estimates of a stope.

External dilution is defined as unwanted and uneconomic material coming from the periphery of a mining block.  It includes material sloughing from the hanging wall or footwall, and from exposures of backfill in adjacent stopes.  In this report, dilution percentage refers to external dilution, calculated as:

          Dilution % = (waste tonnes / ore tonnes) x 100.

In the 113 and 118 zones, stope outlines were, by definition, inside the resource envelope, so internal dilution was automatically included in stope forecasts from the block model.  External dilution from the hanging wall and footwall was initially estimated based on results from numerical modelling of in situ stresses and stope dimensions, and has since been adjusted based on operating experience, largely in the 113 Zone.  The average thickness of material expected to fail is 2.0 m, or 1,620 tonnes per stope, based on standard dimensions.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  On a percentage basis, with stopes ranging from 3.0 m to 20 m in thickness, hangingwall/footwall dilution can range from 10% to 66%, and averages 19%.

For the Lower Inter Zone, hanging wall/footwall dilution was calculated similarly to the 113 Zone.  Due to the shallower dip of the south limb of the Lower Inter Zone, stope hanging walls are proportionately longer than the vertical height.  A factor was calculated to account for this, increasing the dilution to 2,025 tonnes per stope.

Hanging wall/footwall dilution was calculated on a percentage basis for the smaller West Mine zones:
●	South West Zone – 20%
●	North West Zone – 18%
●	109 Zone – 15% to 18%
●	111 Zone – 25%

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●	115 Zone – 18%
●	117S Zone – 18%
●	118 Zone – 20%
●	123 Zone – 20%

For the East Mine, hanging wall/footwall dilution was calculated based on a two-metre thickness, as for the 113 Zone.  This thickness was applied to the stope dimensions for each East Mine stope.  In some cases, for the smaller cut and fill stopes, the thickness was reduced.

A review of drill hole and block model grades immediately outside stope outlines indicates that ore boundaries are generally gradational, ranging from 0.5 g/t Au to 1.0 g/t Au at stope boundaries, instead of being sharply cut.  A grade of 0.5 g/t Au has been applied to hanging wall/footwall dilution in all zones.

Backfill dilution at zero grade was calculated by percentage for all zones.  Based on standard stope dimensions of 15 m strike length and 20 m height, a side wall sloughage of 0.3 m is proportional to 2% of undiluted tonnage.  Mucking floor dilution of 0.5 m, applied only to sills of unconsolidated waste fill, corresponds to 2.5% of undiluted tonnage.  Each stope was assigned a backfill dilution percentage based on the number of fill walls and the type of mucking floor.  For the majority of the reserves, primary stopes had no backfill dilution and secondary stopes had 4% backfill dilution applied to them (two fill walls).  North West Zone percentages were slightly different due to different standard stope dimensions (12.5 m wide, 25 m high).

A summary of dilution by zone is presented in Table 17-16:

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TABLE 17-16 DILUTION
Aurizon Mines Ltd. – Casa Berardi Mine

Zone	Dilution
113	19%
Lower Inter	26%
East Mine Underground	31%
South West	20%
North West	20%
109	18%
111	26%
115	19%
117S	20%
118	20%
123	20%
Average Underground	21%

East Mine – open pit	20%
Principal Mine – open pit	10%

Mining extraction factors were applied to stopes in all zones, based on operating experience.  Extraction of 90% is forecast for primary stopes and of 95% for secondary stopes.  Timely application of backfill and other measures to control hanging wall deterioration are key to achieving high extraction rates in this pillarless mining scenario.

For the East Mine, extraction factors of 90% for longhole stopes and 85% for cut and fill stopes were applied.  These lower extraction rates are an allowance for ground problems due to nearby mined-out areas.  For the Principal Zone open pit, a loss of 7% was applied or an extraction rate of 93%.

CUT-OFF GRADE

Individual stopes were evaluated using a cut-off grade of 4.15 g/t Au, after dilution and extraction factors were applied.  The cut-off grade was determined as detailed under Mineral Resources.

In RPA’s opinion, the cut-off grade is conservative.  Although it reflects the average mining cost in the present Life of Mine (LOM) plan, the gold price of $950 per oz is below current long-term forecasts and/or the three-year trailing average price ($1020 per oz).  Increasing the gold price would result in a lower cut-off grade, and additional material would be likely to qualify as Mineral Reserves.

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ESTIMATION METHODOLOGY – EAST MINE OPEN PIT

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  BBA estimated open pit reserves in November 2007, and updated the estimate in February 2009, after an in-fill drilling campaign was completed.  BBA’s work has been based on block models by Geostat.

A pit optimization was run by BBA, followed by open pit design.  Pit optimization parameters and design criteria are discussed in Section 19, Additional Requirements for Production Properties.

Mineral Reserves were estimated by totalling all material within the designed pit above a pit discard cut-off grade of 1.2 g/t Au, calculated from the following inputs:
●	Processing cost of $13.80 per tonne ore
●	G&A cost of $3.51 per tonne ore
●	Metallurgical recovery of 87%
●	Gold price of C$605 per ounce
●	Dilution of 20%

BBA notes that most of the cut-off grade inputs date back to 2007 or earlier, and recommends that they be updated to reflect current values.

ESTIMATION METHODOLOGY – PRINCIPAL MINE OPEN PIT

BBA estimated open pit reserves in February 2011, based on RPA block model.

A pit optimization was run by BBA, followed by open pit design.  Pit optimization parameters and design criteria are discussed in more details in Section 19 (Additional Requirements for Production Properties).

COMPARISON TO PREVIOUS ESTIMATES

A summary of the previous Mineral Reserve estimate, dated December 31, 2009, is compared to the current Mineral Reserve estimate in Table 17-17.  The majority of the gains are in the 109, 118, 123, and Principal open pit zones. Losses in the North West Lower Inter, and 113 zones are mainly due to mining extraction.

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TABLE 17-17 MINERAL RESERVE COMPARISON
Aurizon Mines Ltd. – Casa Berardi Mine

	December 31, 2010		December 31, 2009
Zone	Tonnes	Au g/t	Oz	Tonnes	Au g/t	Oz

North West	42,000	5.81	7,900	62,000	5.63	11,200
South West	72,000	4.64	10,700	72,000	4.64	10,700
Lower Inter	940,000	7.98	241,100	997,000	8.63	276,600
109	114,000	5.71	21,000	68,0000	5.38	11,700
111	37,000	5.44	6,400	37,000	5.44	6,400
113	989,000	9.27	294,800	1,428,000	7.91	363,200
115	147,000	11.42	54,100	158,000	11.16	56,700
117S	19,000	6.96	4,300	19,000	6.96	4,300
118	1,021,000	6.36	208,600	767,000	6.02	148,400
123	493,000	7.42	117,700	-	-	-
Principal Mine OP	3,161,000	3.64	370,400	-	-	-
East Mine UG	151,000	7.08	34,300	151,000	7.08	34,300
East Mine OP	635,000	3.98	81,200	635,000	3.98	81,200
Low-Grade Dev.	31,000	3.90	3,900	40,000	3.90	5,000
Total	7,854,000	5.77	1,456,600	4,433,000	7.08	1,009,800

TONNAGE AND GRADE RECONCILIATION: MINERAL RESERVES VS. MILL

Tonnage and grade reconciliation between Mineral Reserves and mill production was carried out on a stope by stope basis and is presented in Table 17-18.  Tonnes, grades, and gold ounces of block model estimates are compared to mill production.

Because the block models are not updated on a regular basis, the stope grades are estimated using the nearest neighbour method for all of the stopes for mine planning and some of the stopes for Mineral Reserve reporting.  Tonnes, grades, and gold ounces of nearest neighbour estimates are also compared to mill production. Volumes are estimated from 3D solids in Gemcom.  To obtain the grade of a particular stope, only drill hole intercepts that are found within that stope are used, instead of using all surrounding drill hole samples (composites) no matter where the composite is located, inside or outside a stope.

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Reconciliation results indicate that 3D block modelling provides a better estimate than the nearest neighbour method.  RPA recommends that the nearest neighbour grade interpolation method be discontinued, and a regularly updated Gemcom block model be used.  Grade interpolation based on composites should be used not only for long-term Mineral Resource estimation, but also on a day-to-day basis.

TABLE 17-18 MINE-MILL RECONCILIATION - STOPES
Aurizon Mines Ltd. – Casa Berardi Mine

	2008	2009	2010	Cumulative
Block Model
Tonnes	560,625	550,629	533,530	1,644,784
Au g/t	8.81	7.99	7.38	8.07
Gold Ounces	158,877	141,381	126,633	426,890

Nearest Neighbour
Tonnes	605,287	515,557	520,529	1,641,373
Au g/t	8.23	7.42	7.22	7.66
Gold Ounces	160,220	123,002	120,867	404,089

Mill
Tonnes	552,369	519,664	580,954	1,653,564
Au g/t	8.37	8.36	7.16	7.94
Gold Ounces	148,716	139,653	133,727	422,200

Block Model/Mill Ratios
Tonnes	1.01	1.06	0.92	0.99
Au g/t	1.05	0.96	1.03	1.02
Gold Ounces	1.07	1.01	0.95	1.01

Nearest Neighbour/Mill Ratios
Tonnes	1.10	0.99	0.90	0.99
Au g/t	0.98	0.89	1.01	0.96
Gold Ounces	1.08	0.88	0.90	0.96

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18 OTHER RELEVANT DATA AND INFORMATION

RPA is not aware of any additional information or explanation that is necessary to make this report understandable and not misleading.

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19 ADDITIONAL REQUIREMENTS FOR PRODUCTION PROPERTIES

MINING OPERATIONS - UNDERGROUND

Prior to Aurizon’s operations, the Casa Berardi underground mine operated from 1988 to 1997, producing approximately 3.5 Mt of ore from two sites, the West Mine and the East Mine.  The mineral deposits cover a distance of more than five kilometres.

Both mining sites were developed as trackless operations, with all material transported to surface via ramp. The maximum depth was 400 m, which was considered to be the economic limit for ramp haulage to surface.  In 1995, a track drift and a shaft were completed to connect both mines.

In 2006, Aurizon developed the West Mine, sinking a shaft to the 790 m level, and completing ramp and level development to access mining zones.  Production began in November 2006.  A total of 1.3 million tonnes have been processed to date, primarily from the 113 Zone.

MINE DESIGN CRITERIA

The mine design and planning processes are governed by best practices and guided by past mining experience at the West and East mines.  The following main design criteria were selected by Aurizon for the design of the underground mine:

●	Cut-off grade: 4 g/t.

●	Production rate: 2,000tpd of ore.

●	Aurizon production crew schedule: two ten-hour shifts, seven days per week, 365 days per year. Rotation: seven days on, seven days off.

●	Contractor development crew schedule: two ten-hour shifts, seven days per week, 365 days per year. Rotation: seven days on, seven days off.

●	Mill schedule: two 12-hour shifts, seven days per week, 365 days per year. Rotation: three days on, two days off.

●	Ramp and shaft access to the 113 Zone; ramp and level connections to the other zones.

●	Ramp dimensions: 4.5 m wide x 4.3 m high.

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●	Vertical shaft sunk to the 760 m level.

●	Shaft dimensions: circular — 5.50 m diameter.

●	Sublevel spacing: 20 m.

●	Standard stope dimensions: 20 m high, 15 m strike-length, up to 20 m thick.

●	Haulage drift dimensions: 4.5 m wide x 4.3 m high.

●	Ore/waste pass dimensions: circular — 2.40 m diameter.

●	Ventilation raise dimensions: circular — 3.35 m diameter.

MINING METHOD

Current reserves at Casa Berardi comprise nine zones at the West Mine (Figure 19-1), spread over a moderate horizontal distance from each other and located at different elevations, and open pit and underground areas at the East Mine.  The 113 Zone, Lower Inter Zone, 118 Zone, and East Mine form the bulk of the deposit tonnage.  The zones are of varying thickness, ranging from over 50 m to less than three metres, which is the minimum mining width.  Most of the hanging walls are subvertical (55º to 85º) and exhibit similar wall characteristics with the exception of the Lower Inter Zone, which in a number of places has relatively shallow hanging wall configurations (less than 45º).

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FIGURE 19-1   WEST MINE LONGITUDINAL SECTION

W
E
West Mine & 113 Area
118-123 & Principal Area
P. Crown Pillar
P. Underground
INTER
NW
111
SW
4600m
-400m
117S
109
115
LI
104
118
810m Exp. Drift
123S
4200m
-800m
113
1010m Trolley Drift
118
3800m
-1200m
10400E
11200E
12000E
12800E
0 100 200 300 400 500
Metres

Figure 19-1

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

West Mine

Longitudinal Section

Legend:

- *Proven & Probable Reserves*
- *Measured & Indicated Resources*
- *Inferred Resources*
- *Past Production*
- *Existing Infrastructure*
- *Proposed Development*

March 2011

Source: Aurizon Mines Ltd., 2011.

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The mining method selection process took into consideration the physical characteristics of the lenses and was based on geotechnical and economic criteria.  Safety aspects and mining experience gained during the previous operating period at the East and West mines played an important role in the selection process.  Other important elements considered were maximization of the deposit yield and sustainability of production targets.

A transverse blasthole open stoping mining method was selected for the Casa Berardi Mine to provide the desired production rate.  Timely supply of both cemented and unconsolidated backfill plays a crucial role in controlling dilution and maintaining a short stoping cycle.  This mining method satisfies all of the geotechnical requirements and constraints and, as a non-entry mining method, has proven to be safe and reliable in similar operations.

A very small part of the Mineral Reserves is planned for longitudinal sequencing, limited to the fringes of the small zones.  Longitudinal methods have the advantage of lower waste development requirements, however, there is much less flexibility in sequencing and in accessing, should ground instabilities occur.  These limitations have led Aurizon to reduce the planned use of longitudinal mining methods.

TRANSVERSE METHOD

The transverse mining method is used in areas with wide mineralization (10 m wide or more) and good access from nearby development.  In thicker areas (greater than 20 m), stopes are subdivided into smaller panels and mined in sequence from the hanging wall to the footwall.

Stopes are nominally 15 m long by 20 m high (floor to floor), oriented in a transverse manner to the strike of the ore, and alternating in a primary and secondary extraction sequence (Figure 19-2).  Overcut and undercut drifts are driven to provide access to the top and bottom of the stope.  Cable bolts are installed in the hanging wall.  Ring drilling takes place from the overcut drift, using a production 75 mm top hammer longhole drill.  Forty-two inch diameter raise bore holes are used to create a free face into which the blastholes break.  The drill pattern is designed to contour the stope geometry by using smooth blasting techniques to control wall sloughing and dilution.

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After blasting, the broken ore is removed from the stope through the undercut drift, using a remote-controlled scooptram, and hauled to an ore pass.  When mining is completed, the stope is backfilled from the overcut, with cemented rock fill (CRF) for primary stopes and unconsolidated waste rock for secondary stopes.  Stope sequencing generally proceeds from the bottom of a zone to the top.

The transverse method allows a variety of mining activities to take place in a series of closely grouped primary and secondary stopes at the same time.  The stopes are in different stages of the cycle, from production drilling, blasting, and mucking through to the final backfill placement.

Full utilization of this method requires at least four production sublevels to be fully developed and operational in order to avoid production bottlenecks.  To allow time for the cemented backfill to cure, the primary stopes are mined at least two lifts ahead of the secondary stopes.

An example level plan from the Lower Inter Zone is provided in Figure 19-3.

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FIGURE 19-2   TRANSVERSE MINING METHOD

Drawpoint / Drilling Drift
Drill Hole
Drop Raise
Ore
Drawpoint
A
20
15
Drilling
Drawpoint / Drilling Drift
Ore
Broken Ore
Drawpoint
Broken Ore
Blasting & Mucking
Drop Raise
Drawpoint / Drilling Drift
Rockfill
Drill Hole
B
Drawpoint
B
Section A - A
Backfilling
Rockfill
A
LONGITUDINAL
Plan B - B
Rockfill
Drawpoint
Haulage Drift
0 5 10 15 20 25
Metres

Figure 19-2

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Transverse Mining Method

March 2011

Source: Met-Chem FS, 2005.

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FIGURE 19-3   LOWER INTER ZONE MINING PLAN

N
Casa Berardi Fault
10,400 E
10,500 E
10,600 E
10,700 E
10,100 N
10,000 N
Mineralized Zone
Ventilation Access
Ramp
Orepass System
510 Level
Stope Access Drifts
Lower Inter Fault
0 20 40 60 80 100
Metres
4700m
510 Level
Lower Inter
4300m
0 100m
113

Figure 19-3

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Lower Inter Zone Mining Plan (510 Level)

March 2011

Source: Aurizon Mines Ltd., 2008.

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LONGITUDINAL METHOD

The blasthole longitudinal mining method will be used in areas with narrow mineralization, or long distances from development infrastructure.  Oriented along strike, longitudinal stoping is initiated at the end or in the middle, depending on the zone’s length, of a selected area and then retreated back towards the access.  Once a stope is mined, it is backfilled with CRF until the fill reaches the overcut drift; the back half of the void, which will not be exposed by subsequent mining, is then tight-filled with unconsolidated waste.

Development requirements for the longitudinal method are lower than those for the transverse method, as accesses are within the ore on each level, and serve as overcuts and drawpoints for subsequent stopes.  Productivity per level, however, is much lower, as only one stope can be active at a time (if the zone is long enough and accessed by the middle, one stope can be backfilled while another one can be mucked.)

GROUND STABILITY

A history of ground instability and related incidents during pre-Aurizon operations points to the importance of addressing rock mechanics issues for mining at Casa Berardi:
●
1992 - crown pillar collapse.  A cave-in occurred at the top of a stope in the South West Zone of the West Mine, and was followed by surface subsidence, causing a breach in the mine water pond.  A hydrostatic pillar was established by cementing accesses to the area.

●
1992 – crown pillar collapse.  An East Mine stope was mined out, but not backfilled.  Left unmonitored for several months, the stope back unravelled gradually along the Casa Berardi Fault towards surface.  Eventually, large amounts of overburden material collapsed underground.  A hydrostatic pillar was established by driving transverse cuts from the hanging wall to the footwall, 17 m below the stope, and backfilling with concrete (referred to as the Dynatec plug).

●	1994 – fatality. In the Inter Zone (West Mine), a large wedge fell from the back.

●	1995 – fatality. Scaling incident in the East Mine.

●
1997 – stope failure.  Another East Mine stope, 11 m under the Dynatec plug, unravelled due to delays in backfilling.  The caving progressed upwards to the Dynatec plug, which failed, allowing the unravelling to continue up through the previous problem stope, re-activating the surface subsidence area.  Following this incident, access to the East Mine was sealed off with a hydrostatic bulk head (since removed) and operations were confined to the West Mine.

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For some time following the above incidents, 20 m to 40 m longitudinal stopes were mined with a one-metre skin of rock left between the open stope and the fault (the desired final hanging wall limit).  Once a stope had been mined out, the one-metre skin was left to gradually collapse, to be recovered later.  Unravelling of these open stopes proved to be greater than one metre and, after a number of ground collapses resulting in scooptram losses, this approach was abandoned.

GROUND CONDITIONS

Ground instability is mainly restricted to the Casa Berardi fault system, where graphitic fault rocks comprise the hanging wall of the ore zones.  The rock environment south of the Casa Berardi Fault is composed of relatively weak sediments with a frequent occurrence of schistose and graphitic rocks exhibiting weak contacts.  It is prone to develop wedge forms, due to frequent unstable joint formations, flat-lying gouge, or graphite-filled joints above mine openings.

Generally, the rock types that comprise the Lower Inter and 113 zones vary from massive to fractured and heavily deformed in areas where the mineralization occurs along or near the main structural discontinuities.

GROUND TESTING AND ANALYSIS

Prior to the start of operations, Aurizon carried out line mapping of structural data, RQD estimation, rock mass classification, and laboratory testing of rock properties (uniaxial and triaxial strength tests).

In situ stress measurements fall within the lower range of the regional trends measured in other hard rock mines of the Abitibi District.

The ground conditions in the 113 and Lower Inter zones are described as “good” using the Rock Mass Rating (RMR) system and as “fair” using the Q system.  According to observations, the ground conditions in the West Mine are more blocky and jointed than those in the East Mine.

CHANGE IN OPERATING PRACTICES

Aurizon has carried out the following measures to address concerns related to safety and stability of mine openings:
●
Reduced open stope time to a minimum - mucking out is followed immediately by backfilling.  During previous operations, the seasonal sand fill plant was plagued by supply problems.  Currently, the CRF plant operates year-round, experiencing no delays in supplying backfill to the mine.

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●
Reduced stope size and hanging wall exposure.  Stope size selection has been determined by geomechanical modelling (15 m strike length, 20 m high, and up to 20 m thick), and is significantly smaller than past practice (up to 40 m strike lengths, and 25 m to 30 m heights).

●	Application of tight fill. The stope sequence is from the bottom towards the top of each zone, leaving no voids.

●
Water control and drainage measures have been undertaken to avoid water infiltration into the fault system.  A network of drainage holes outside the ore zones has been established.  Low rates of water inflow to underground workings confirm the effectiveness of the system.

●	Located permanent infrastructure in more stable ground. The mine infrastructure is located in massive volcanic rocks, north of the Casa Berardi Fault.

●	Access to the level above the drilling base is maintained, to allow measures to stop unravelling by cementing or backfilling if such is required.

●	Where underground excavations intersect major structures, screen and shotcrete is applied, and, if required, reinforcement with cable bolts.

In RPA’s opinion, the ground support measures to maintain drift stability are in accordance with commonly accepted practice for the ground conditions.  The selected typical stope size and sublevel spacing are conservative and help in maintaining hanging wall stability and minimizing dilution.  Stope hanging walls and footwalls have a provision for cablebolting to prevent them from unravelling and causing ground or dilution problems.

Since Aurizon reopened the mine, ground control incidents have been minor for the most part, mainly involving sloughing in the graphitic fault at various locations.  One incident in January 2006 involved an unravelling stope back, when backfill was delayed due to commissioning problems at the CRF plant.  In that case and other, smaller incidents, sloughing has been controlled through application of shotcrete, or by backfilling with cemented rockfill from levels above.  Minor sloughing incidents have been on the decline, due to changes in development techniques near the graphitic fault. Following a few stopes back failures in very bad ground (2009-2010), Aurizon made a decision to mine very poor areas in a reverse sequence. Mining will then be done from top to bottom. A stope will be mined (with longholes) then backfilled; after the backfill has cured, development is carried out through the fill and the stope underneath is mined. This method has been successfully applied in other mines in the past. The method could be called Undercut Longhole with Delayed Backfill, given that the longhole method is still used, followed by blasting and mucking of the ore prior to backfilling. The primary stopes would still be filled with CRF and the secondary stopes with unconsolidated waste fill.

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UNDERGROUND DEVELOPMENT

Development openings have been sized to meet the requirements of safety and regulation standards, to accommodate selected mining equipment, and to meet the ventilation network requirements.
●	Ramp dimensions: 4.5 m wide x 4.0 m high;

●	Haulage drift dimensions: 4.5 m wide x 4.3 m high.

GROUND SUPPORT

To secure a continuous and safe production cycle, strict ground control measures are applied systematically to ensure safe workplaces, limit dilution and overbreak, and stabilize weak rock masses, particularly in the vicinity of the main fault zones.

The following ground control measures are applied:
●	Cable bolting: Drifts and stopes located less than 10 m from a major fault are cable bolted to provide long term ground stability.

●	Shotcrete: Drifts crossing a major fault and stopes in the end zones of the main orebody are shotcreted from five metres before the fault through to two metres beyond it.

●	Backfill is placed in stopes as soon as they are ready, and cemented fill is left to cure for a period of at least 30 days before exposure.

Mine personnel identify potentially unstable joints as they are exposed, and install an appropriate support system to stabilize the worst combinations of joints that could form wedges.  The current ground support approach, when driving through faulted ground, is to install rebar or swellex (depending on the ground characteristics) on a regular pattern and screen the back and shoulders of the openings.  There is a provision to shotcrete potentially unstable zones and to install cable bolts, if necessary.

BACKFILL

Backfill is required for maximum ore extraction and for maintaining the stability of the stope walls during the mining process.  Maximization of ore extraction and stoping productivities requires that primary stopes be backfilled with a consolidated fill strong enough to stand up to blasting and exposure.  Secondary stopes require unconsolidated fill to contribute to regional stability.

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Timely backfilling of mined-out stopes is key to the success of the operation.  Before Aurizon restarted operations, the existing sand fill plant was modified to produce cement slurry, for cemented rock fill.  The plant produces cement slurry in batches, which is transferred to distribution tanks underground via a series of boreholes and lateral piping.  Rock for the backfill comes from underground development waste, surface stockpiles, and, later in the mine life, open pit waste on surface.  Transport of the rock fill to the stopes is by means of LHDs or trucks.

Aurizon is presently evaluating the use of paste backfill as an alternative to the present backfill system. The use of paste fill could provide some advantages to the current system provided the cost-benefit analysis is positive. RPA supports this initiative.

BACKFILL DESIGN

The application of CRF for filling mined-out stopes considered the following requirements:
●	Free Standing Height – maximum fill exposures will be 20 m high and 15 m long.

●	Regional Stiffness – reduce wall closure due to structural unravelling and induced stress concentration in abutment structures.

●	Resistance to Blast Damage – minimize blasting-induced backfill dilution.

●	Flexibility – change design mix for high-cement applications such as backfill plugs, bulkheads, or stopes that will be exposed from below.

During the mining sequence, each primary stope is filled with CRF.  Longitudinal and large (>17,000 tonnes) secondary stopes are partially filled with CRF.  Remaining voids are filled with unconsolidated waste rock.  The specification, or design mix, of the CRF was determined based on the required uniaxial compressive strength (UCS).  This strength is achieved by a CRF mixture containing approximately 4% to 6% binder content by weight.

SYSTEM CAPACITY

The system must have capacity to fill 100% of the voids created by mining operations, however, since backfill operations cannot commence until a stope is empty and prepared for backfill placement, they cannot be regarded as continuous and delays may be encountered in starting stope backfilling.  Therefore, when estimating the capacity of a backfill system, a factor must be applied to allow for these delays. This factor is known as the backfill/stope availability factor.

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In the FS, a factor of 25% was used to estimate the required backfill system capacity.  Table 19-1 shows the factors required for the backfill operations.

TABLE 19-1 BACKFILL PLANT OPERATION PARAMETERS
Aurizon Mines Ltd. – Casa Berardi Mine

Parameter	Value	Units of measurement
Production rate	2,000	tpd
Void created by mining	956	m3/day
Effective dry bulk density of rock fill in the stope	1.85	t/m3
Backfill to ore replacement ratio	67%	% ore tonnes
Average backfill requirement per day	1,340	dry tpd
Stope availability factor	25%
Minimum planned backfill tonnes per day	1,675	dry tpd
Allowance for shift-changes, etc.	4	hours/day
Planned average backfilling hours per day	20	hr/day
Overall backfill system availability	95%
Minimum required backfill rate	69	dry tph

Aurizon reports that since the plant was commissioned, very few delays due to plant capacity limitations have occurred.

SOURCE MATERIAL

Waste rock for backfill is currently provided from development waste, and current surface stockpiles.  Consumption of this material will outstrip replenishment from mine development, and by 2014, another source will be required as a supplement.

Open pit mining at the East Mine is scheduled to begin in 2014, and may provide waste rock suitable for backfill.  Alternatively, a quarry located east of the mill & administration building can supply any shortfall in required waste.

Total backfill requirements amount to 2,257,000 tonnes of waste rock.  Sources are detailed in Table 19-2.

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TABLE 19-2 BACKFILL REQUIREMENTS AND SOURCES
Aurizon Mines Ltd. – Casa Berardi Mine

Fill	Tonnage
Cemented Rock Fill Required	1,208,000
Waste Fill Required	1,049,000
Total	2,257,000

Sources
Surface stockpile Aug. 2010	453,000
U/G Development	1,362,000
Surface Pit	442,000
Total	2,257,000

An additional source of backfill will come from the Principal Zone and East Zone open pits that will produce some 20 million tonnes of waste rock.  Although this waste rock will come in the latter four years of operation this material may prove useful should additional underground resources be found and developed over the next few years.

MINE EQUIPMENT

A fleet of underground mine equipment was included in the sale when Aurizon acquired the mine in 1998.  A certain number of units were sold, the rest were either refurbished for use or put in storage.

A list of the equipment currently in operation at Casa Berardi Mine is provided in Table 19-3.

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TABLE 19-3   MINE EQUIPMENT LIST
Aurizon Mines Ltd. – Casa Berardi Mine

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Underground equipment is operated by contractors, chiefly Dumas Contracting Ltd. (Dumas), and C-MAC-THYSSEN Mining Contractor Inc. (C-MAC). Dumas supplies mobile equipment for development of ramps and drifts and for driving raises.  Production equipment and scooptrams for development are supplied by Aurizon, as is auxiliary/service equipment, used to provide ground support and services to the contractors. New units that have been purchased include a remote Jumbo drill, a two boom Jumbo drill, a six cubic yard scooptram, and a 26 tonne and a 30 tonne truck.

MINE INFRASTRUCTURE

Mine infrastructure is located in two main areas – production and ventilation shafts, contractor camp, shops, waste and ore dumps, and ramp portal located at the West Mine; and mill & administration building, crusher, production shaft (not currently in use), warehouse, and shops at the East Mine.  Figures 19-4 and 19-5 illustrate each location.

WEST MINE SHAFT

Prior to restarting operations, Aurizon sunk a new shaft at the West Mine.  The positioning of the shaft collar was based on geotechnical considerations including the quality of the rock mass, the overburden thickness, and the settings of major faults.  The shaft is positioned outside the faults and beyond the zone of stress influence due to mining.  The shaft design provides for future shaft deepening, which may be required if resources below the 890 m level prove to be economical.

The shaft is designed to be circular in shape, 5.5 m in diameter.  The 42 m deep concrete shaft collar was anchored in bedrock.  Shaft stations are located at the 280 m, 550 m, and 690 m levels.  The skip loading station is at the 720 m level and the bottom of the shaft is at the 760 m level.

The shaft is concrete-lined to support the rock and anchor the steel structure that divides the shaft into four compartments.  Two compartments are allocated for the 11 tonne skips, each with a cage at the top.  The third compartment is for a service cage for men and material transportation.  The fourth compartment consists of a manway and a service area for pipes and electrical cables.  The headframe is of conventional steel construction, 54 m high, incorporating a skip dump arrangement with ore and waste storage bins.  The ore bin is 1,200 tonnes and the waste bin is 370 tonnes capacity.

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FIGURE 19-4   WEST MINE INFRASTRUCTURE

Figure 19-4

Aurizon Mines Ltd.
Casa Berardi Property
Northwestern Québec, Canada
West Mine Infrastructure
319400mE
319600mE
319800mE
320000mE
320200mE
318800mE
319000mE
319200mE
5493200mN
5493000mN
5492800mN
5492600mN
5492400mN
5492200mN
0 100 200 300 400
Metres
N
Waste Dump
Rock Limit
Ore Dumps
Shops
West Mine Portal
Dry
Contractor Camp
Core Racks
Hydroline
Gatehouse
To East Mine
Mining Lease Boundary
Bridge
Hydroline (approx. location)
Ventilation
Hoist
Shaft
Cement Plant
Access Road
WEST MINE
To Villebois
March 2011
Source: Aurizon Mines Ltd., 2008.

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FIGURE 19-5   EAST MINE INFRASTRUCTURE

323,800mE
324,000mE
324,200mE
324,400mE
5,492,800mN
5,492,600mN
5,492,400mN
N
Well
Well
Well
Septic
Septic Tank
DMC
To West Mine
Road
(TELEBEC)
Crusher
Core Storage
Hoist Room
Core Shack
EAST MINE
Shaft
East Mine Ramp
Portal
Electric Sub-Station
Fuel Station
Mining Lease Boundary
Mill
Office
Main Building
Shop
Thickener
Storage
Lime Silo
Cyanide Tank
Tire
Ventilation Shaft
Oil Depot
Storage
Future Septic Field
Warehouse
To Tailings Management Facility
0 20 40 60 80 100
Metres
Tailings Pump House
March 2011
Source: Aurizon Mines Ltd., 2005.

Figure 19-5

Aurizon Mines Ltd.

Casa Berardi Property
Northwestern Québec, Canada

East Mine Infrastructure

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ORE AND WASTE PASS SYSTEMS

The ore and waste pass systems were sized and located according to the production requirements of the 113 and Lower Inter zones to handle ore and waste from production and development areas.  Ore and waste passes are circular, 2.4 m diameter.  The Lower Inter Zone ore and waste pass system terminates on the 570 m level, where ore and waste is transferred by truck to the 113 Zone ore and waste handling system.  The ore and waste pass systems in the 113 Zone terminates at a chute on the 690 m level, where material is transferred by truck to a rock-breaker-grizzly.  The grizzly discharge goes through a surge bin into the 720 m level loading pocket of the shaft, and is hoisted to surface.

Ore and waste is transported to their respective dumps by LHD.  Oversize material is moved to a suitable location for secondary blasting.

Ore and waste from other zones will be handled by truck and transported to 113 Zone ore and waste passes.

VENTILATION

The ventilation network design was based on physical mine configurations and accounted for the size of production, installed horse power on diesel equipment, number of people, and simultaneous activities underground.  The ventilation network incorporates the existing facilities of the West Mine and takes into account the system in place at the East Mine.

The main ventilation raises for mine air distribution system are 3.35 m in diameter, excavated by a raise climber (Alimak) from the lower levels of each zone and connected with main airways.  Raise ventilation access drifts (up to 10 m long) are excavated on each level/sublevel during raise development and connected to the main haulage drifts when required.  A ventilation schematic circuit is presented in Figure 19-6.

The mine requires 330 m3/s of air (655,000 cfm) at full production capacity.  The ventilation network installations at the mine consist of:
●	The West Mine Fresh Air Raise intake system. This system has four 150 hp fans, which achieve 260,000 cfm airflow. The operating static pressure is 8.5 inches of water.

●
A new, high pressure, ventilation system is installed at the portal of the West Mine.  This system consists of two fans in parallel to deliver 395,000 cfm of fresh air.  The fan station is equipped with a salvaged mine air heating system from the East Mine.  The operating static pressure is 12 to 13 inches of water.

●	An air lock system in the West Mine ramp entrance.

●	New shaft headframe collar (ventilation exhaust).

●	A number of airflow regulators, booster fans, and ventilation raises.

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FIGURE 19-6   VENTILATION SCHEMATIC

VENTILATION RAISE
200-SURF.
250K CFM
WEST RAMP
465K CFM
SHAFT ZONE 113
SHAFT EAST MINE
EAST RAMP
LEVEL 200m
LEVEL 250m
LEVEL 300m
LEVEL 415m
LEVEL 455m
LEVEL 550m
LEVEL 570m
RAMP 550-690
LEVEL 690m
LEVEL 810m
LEVEL 890m

Figure 19-6

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

Ventilation Schematic

March 2011

Source: Aurizon Mines Ltd., 2008.

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MAINTENANCE FACILITIES

The main fixed equipment, either on surface or underground, such as the hoist, compressors, ventilators, GEHO pumps, and the cement plant, are covered by an integrated preventive maintenance program provided by the equipment suppliers.  Daily maintenance and parts replacement are done on site.  Major equipment overhaul is conducted by outside specialized maintenance shops.  Contractors are responsible for maintaining their own equipment.

The maintenance of mobile equipment used on surface and underground is done in the existing surface building located near the mill at the East Mine.  This building includes a maintenance shop, warehouse, offices, a change room, and a communications system.  The existing surface shop is well equipped (compressed air, lifting equipment, cranes, and welding facilities) and large enough to accommodate equipment employed at the site.  The warehouse is located nearby and facilitates the delivery of parts and materials for maintenance and repairs.  Spare tires are stored on a nearby pad.  The change room and sanitation facilities are located on the second floor of the building.

Most of the mining equipment is on a rental/purchase basis with a maintenance plan provided by the suppliers.  Minor repairs on mining equipment are conducted underground.  For major repairs, the contractor uses a surface garage located at the West Mine portal.

In an effort to improve the maintenance time and displacement of equipment, Aurizon has decided to install an underground garage on the 550 level, which is scheduled to be ready by the end of 2010. Table 19-4 indicates the equipment availability for the month of August 2010. Aurizon has also engaged ABB Quality Engineering to complete an audit on their mobile equipment maintenance system and plan to implement recommendations in Q4 2010.

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TABLE 19-4 EQUIPMENT AVAILABILITY
Aurizon Mines Ltd. - Casa Berardi Mine

Equipment	No. Units	% Availability
Tractors	13	84
Graders	2	74
Service Trucks	21	98
Cablers	2	100
Production Drills	2	99
Jumbo Drills-Dev.	4	86
Scooptrams	12	63
U.G. Haul Trucks	8	75
Scissorlift	11	93
Total	75

RPA fully supports the decision to use an underground garage facility which should serve to improve equipment availability in the short term and also the longer term as mining activities spread out both laterally and vertically, increasing travel distances for the equipment. The mobile equipment audit could also provide some immediate benefits to the operations.

POWER

Power is supplied to site by a 120 kV line from the town of Normetal (55 km).  A 120 kV/25 kV transformer is installed in the main substation, located at the East Mine site.  The West Mine is supplied by a 25 kV line.

A power distribution network covers the West Mine portal main ventilation fan, the headframe, hoist, shaft collar, the compressor buildings, and 1,000 kVA underground substations in the 113 and Lower Inter zones.

Underground power distribution in the 113 Zone is supplied via cables installed in the shaft.  The Lower Inter Zone is supplied by an existing power cable in the ramp, which will be extended as required.

Although power supply in the province of Québec is very reliable, Aurizon has provided for backup power for pumping via the West Mine headframe (135 kW), the surface garage (350 kW), the mill (525 kW), and the West Mine backfill plant (200 kW).

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MINING OPERATIONS – EAST MINE OPEN PIT (BBA)

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  BBA estimated open pit reserves in November 2007, and updated the estimate in February 2009, after an in-fill drilling campaign was completed.  BBA’s work has been based on block models by Geostat.  BBA delivered a prefeasibility study for the open pit in February 2009.

OPEN PIT OPTIMIZATION

The block size in the Geostat model is 2 m by 2 m x 5 m (high).  Previously mined underground stopes were excluded from the model.  BBA ran pit optimizations on Measured and Indicated Resources in 2007 and 2008, using the following inputs:
●	Ore mining cost of $4.38 per tonne
●	Waste mining cost of $3.29 per tonne
●	Overburden mining cost of $1.57 per tonne
●	Processing cost of $13.80 per tonne ore
●	G&A cost of $3.51 per tonne ore
●	Metallurgical recovery of 87%
●	Gold price of C$605 per ounce
●	Global pit slope angle of 35º

Budget costs were obtained in 2007 from Construction Norascon Inc., a local open pit mining contractor, and from Aurizon’s operating experience (processing and G&A).  Recovery was obtained from testwork overseen by Geostat, which confirmed historical results for the East Mine.  Pit slope angles were taken from a geotechnical report by Journeaux Bédard & Assoc. Inc. (JBA).  The overall pit slope angle of 35° was used in the pit optimization only and includes allowances for a final ramp, an in-pit drainage ditch, and final pit slope arrangement.  For the present LOM, the capital and operating costs from the BBA prefeasibility study were increased by 8% to reflect inflation.

The pit optimization inputs resulted in a pit discard cut-off grade of 1.2 g/t Au.  The resulting optimized pit shell was used to guide detailed open pit design.

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OPEN PIT DESIGN

The pit design, shown in Figure 19-7, allows for changing slope angles in different materials.  Drill holes have shown that the overburden at the East Mine is made up of three distinct elements: a peat and organics layer, a silt layer, and a glacial till.  The bedrock surface varies significantly across the site, and is the lowest directly above the Casa Berardi Fault.  Along the alignment of the fault, the bedrock forms a valley which varies from approximately 40 m below surface at the west end of the site to 50 m below surface at the east end. On either side of the fault, the bedrock elevation is higher, rising to 20 m below surface on the south side.

The peat layer has a thickness varying from 1.5 m to 3.3 m.  The silt layer has a thickness varying from 1.5 m to 28 m. The glacial till layer varies in thickness over the site.  In the area above the fault, the till is 20 m to 32 m thick.  To the south of the fault, where the bedrock elevation is higher, the till is one metre to seven metres thick.

The JBA study recommends the following pit slope configuration:
●	6 m with 2.5H:1V slope
●	8 m berm
●	8 m with 3.5H:1V slope
●	8 m berm
●	The remaining peat/silt with 2.5H:1V slope
●	The till layer with an overall slope angle of 24º
●	The waste rock with an overall slope angle of 55º

Additional pit design criteria used by BBA include the following:
●	Bench Height – 5 m
●	Till Face Angle - 35º, Berm Width – 4 m
●	Rock Face Angle - 75º, Berm Width – 2.2 m
●	Access Ramp at 10% grade, 20 m width (two lanes) or 10 m width (one lane)

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FIGURE 19-7   EAST MINE OPEN PIT

14,600E
14,800E
15,000E
15,200E
15,400E
10,600 N
10,500 N
10,400 N
10,300 N
10,200 N
N
0 50 100 150 200
Metres

PIT SURFACE PLAN

14,600E
14,800E
15,000E
15,200E
15,400E
- 5200
- 5100
- 5000
- 4900
- 4800
0 50 100 150 200
Metres

PIT LONGITUDINAL SECTION

Figure 19-7

Aurizon Mines Ltd.

Casa Berardi Property

Northwestern Québec, Canada

East Mine Open Pit

March 2011

Source: BBA, 2008.

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MINING METHOD

The East Mine crown pillar ore will be mined using conventional open pit mining methods based on a truck/shovel operation, with mining equipment operated and maintained by a contractor.  The overburden material will be hauled to the silt disposal and to the till disposal areas near the pit.  The run-of-mine ore will be drilled, blasted, and loaded by hydraulic shovels, and delivered by trucks to the stockpile located near the primary crusher, approximately 500 m from the pit, while the waste will be stored 500 m away, at the waste dump.  In subsequent years, a portion of the waste will be used as backfill material in the underground mine (West Mine).

RESERVE ESTIMATION

In their initial work, BBA reviewed some typical benches to evaluate an appropriate dilution factor.  Assuming a five-metre wide minimum for each cut, BBA applied an additional 0.65 m on either side, giving a result of 22% dilution.  Dilution of 20%, at zero grade, was applied to the total Measured and Indicated Resources above cut-off within the designed pit, to arrive at the Mineral Reserve estimate.

East Mine open pit reserves total 635,000 tonnes, at a grade of 3.98 g/t Au.  Overburden stripping requirements total 7.4 million tonnes, and waste rock totals 3.6 million tonnes, for a global strip ratio of 17:1.

RECOMMENDATIONS

BBA recommends that pit optimization inputs be updated to reflect current values.

With mining scheduled to begin in 2014, BBA recommends that advanced engineering studies for the East Mine open pit be carried out.

MINING OPERATIONS – PRINCIPAL MINE OPEN PIT (BBA)

PIT OPTIMIZATION

The pit optimization that was carried out by BBA uses a 3D algorithm in MineSight program. The 3D algorithm provides an optimal economic shell from the orebody using a gold price established by Aurizon management. As well, the mining and processing costs used were based on the Updated Mining Pre-Feasibility Study East Mine Crown Pillar Project dated February 2009 and current milling costs from the Casa Berardi operations and used to run the pit optimization algorithm.

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The block model includes all block grades classified as resources in the Measured, Indicated and Inferred categories. In accordance with the guidelines of the National Instruments NI 43-101 on Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves adopted on August 20, 2000, only those ore blocks classified in the Measured and Indicated categories are used to drive the pit optimizer for a Pre-Feasibility Study. Therefore, mineralized blocks containing inferred resource bear no economic value, regardless of grade and gold recovery factor and are treated as waste rock, until proven otherwise by additional geological work.

UNDERGROUND WORKINGS

The underground workings were provided in 3D DXF/MSR files, which were transferable to MineSight and have been deducted from the pit reserves estimate.

In a first step verification, BBA estimated the amount of global resources in the block model by varying cut-off grades and calculated that they are within less than 1% difference from the RPA estimate, indicating the full integrity of the block model after transfer between the software used by RPA and BBA.

PIT OPTIMIZATION CRITERIA AND PARAMETERS

The parameters for attaining the 3-D pit optimization were taken from various sources and then validated by BBA. The gold recovery and the gold price were provided by Aurizon. The overall pit slope angle has been estimated from the geotechnical report by Golder Associates Ltd. (Golder, 2011). The overall pit slope angle of 48° is used in the pit optimization only and includes allowances for a final ramp, an in-pit drainage ditch, and final pit slope arrangement. The technical and economic input parameters used to conduct the pit optimization are presented in Table 19-5.

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TABLE 19-5 PIT OPTIMIZATION PARAMETERS
Aurizon Mines Ltd. – Casa Berardi Mine

Parameter	Price/Cost per unit
Sale Revenue (*)
Gold Price	900 $US/oz
Exchange	1.10 $C/$US

Operating costs (*)
Mining Ore	4.16 $C/t
Mining Overburden	2.00 $C/t
Mining Waste	4.06 $C/t
Crushing and Processing	13.80 $C/t
G/A	1.50 $C/t
Environmental	1.00 $C/t
Incremental Cost per Bench	0 $ C/t/bench

Metallurgy (*)
Gold Recovery	90%

Pit Parameters
Overall Pit Slope	48°
(*) For pit optimization only

The pit discard cut-off grade determined from the above inputs is 0.5 g/t Au.

PIT OPTIMIZATION RESULTS

The optimum pit shell which provides the highest undiscounted cash flow is represented in Figures 19-8 and 19-9 in both plan and 3D views

Aurizon Mines Ltd. – Casa Berardi Mine	Page 19-28
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FIGURE 19-8   OPTIMIZED PIT - PLAN VIEW

FIGURE 19-9   OPTIMIZED PIT – ISOMETRIC VIEW

The size of the optimized pit shell is approximately 800 m long, 450 m wide and reaches a maximum depth of about 200 m. By observing the shell provided below, it is evident that certain design features such as a final ramp, berms and benches, as well as complex slopes are not demonstrated. These are all factors that are addressed in detail in the Open Pit Mine Design, below. Using a cut-off grade of 0.5 g/t Au, the resources for the optimized pit were calculated using run files in MineSight.

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Details regarding the results of the pit optimization are found in Table 19-6.

TABLE 19-6 PIT OPTIMIZATION RESULTS
Total In-Pit Mineral Resource Estimates at a 0.5 g/t Au cut-off grade and 90% gold recovery
Aurizon Mines Ltd. – Casa Berardi Mine

Category	Tonnage (,000)	Grade (g/t)	In-Situ (oz)	Rec. (oz)
Measured	138	6.91	30 579	27 521
Indicated	3 682	4.14	489 944	440 950

Measured + Indicated	3 819	4.24	520 523	468 471

Waste		Strip Ratio
Inferred (>0.5g/t)	685
Waste	20 056
OB	21 570

Total Waste	42 312	11.08

Inferred mineral resources bear no economic value by the guidelines for the NI 43-101 for a Pre-Feasibility study. Therefore, the inferred mineral resources, waste rock, and overburden material are all combined for a total amount of 42,312,000 tonnes. The total amount of ore is 3,819,000 tonnes at an average grade of 4.24 g/t Au. The average stripping ratio for the optimized pit is 11.08. This stripping, however, will change when developing the detailed mine design, as the complex overburden slopes are studied in more detail.

Another pit optimization simulation was carried out using a gold price of $US 950/oz.  The results of the cash-flow analysis show an additional pre-stripping cost in the order of magnitude $8.5 million, therefore the pit optimized using a gold price of $900/oz was retained for the Pre-Feasibility study.

GEOTECHNICAL CONSIDERATION

Aurizon retained the services of Golder Associates Ltd. (Golder) to perform a geotechnical investigation to provide slope stability analysis of the overburden.   The site is located in the vicinity of an esker and is surrounded by wetlands and is accessible via a few access roads. A total of six boreholes were drilled along the perimeter of the proposed pit outline.

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The general soil stratigraphy encountered in the boreholes vary from east to west, grading from an esker, composed mainly of granular material, to a stratified cohesive deposit over glacial till. From available information, the esker appears to run from north to south but the exact configuration and overall dimension is not known.  The overburden stratigraphy consists in descending order of peat/topsoil (0.8 m to 1.5 m), silty clay/clayey silt (1.0 m to 3.0 m), sand (13 m to 35 m), and till (2 m to 4 m).

GROUND WATER CONDITIONS

Piezometers were installed in three of the boreholes after completion.  Water levels were recorded on July 20, 2010 at depths ranging from 1.4 m to 5.3 m.

IDENTIFICATION OF ENVIRONMENTAL ISSUES

The main environmental issues within the project have been identified as the occurrence of the esker in the vicinity of the pit, which may result in large inflows; and the potential of groundwater contamination in the esker. The primary source of potential contamination consists in the leaching of metals in to groundwater, mainly arsenic, from the waste rock pile.

WATER ISSUES RELATED TO THE OCCURRENCE OF AN ESKER

The occurrence of an esker, which is located in part directly above the proposed mining pit, will potentially produce significant water inflows during project operations.  Indeed, this type of geological deposit is known as being very permeable, and therefore containing a huge volume of water. Consequently, it is essential to examine at an early stage in the project, existing methods to control groundwater flow. It will then be possible to identify the technical characteristics and financial resources required in the project for pit inflows control.

The esker has been identified over more than 75 km, with a north-south orientation. The geotechnical study performed by Golder in 2010 has confirmed the occurrence of the esker within the vicinity of the proposed pit, where the thickness may reach more than 50 m. However, this study did not allow the identification of the esker limits, nor the variations of the lithologies and hydraulic properties within the esker.

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Typically, pit dewatering strategies consist in the drilling of a series of well-points, drains, or wells, in the surroundings of the excavation. In the present situation, the number of wells required for dewatering could be significant, because of the high permeability of the esker material. A review of existing methods for groundwater control in a similar setting (i.e. esker) suggests that the construction of an impermeable wall (slurry, ice) anchored into bedrock would reduce significantly groundwater inflows. However, the technical feasibility, wall design, and assessment of the potential impacts on the environment resulting from its construction, require the collection of detailed data.

WASTE ROCK CHARACTERIZATION

Ten waste rock samples, representative of the various lithologies, have been selected by Aurizon for waste rock characterization. The samples have been submitted to Maxxam analytical laboratory to perform the following tests:
●	Acid generation potential;

●	Metal content (partial digestion);

●	Leaching according to EPA-1311 test method (acetic acid);

●	Leaching according to EPA-1312 test method (nitric and sulfuric acid – acid rain);

●	Leaching according to CTEU-9 test method (water).

The waste rock has been identified as non-acid generator but has been classified as “leachable” according to the Guideline 019 criteria. However, the contents measured are below the criteria for the classification as a high-level risk mining residue.

WASTE ROCK AND OVERBURDEN MANAGEMENT METHOD

The waste rock cannot be used for construction, and should be stored into a pile. The following limitations have been considered for the selection of potential sites for both waste rock pile and overburden:
●	Avoid material storage over the esker area;

●	Avoid material storage over wetlands (loading capacity);

●	Avoid material storage in streams and surface water bodies;

●	Limit transport distance within the mining pit.

The proposed location for the waste rock pile is to the north of the pit and the concentrator access road; between Jerome Lake and the probable esker location. The proposed location for the overburden storage area is to the southeast of the pit.

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OPEN PIT MINE DESIGN

Using the optimized pit shell, the Principal Zone detailed pit design was carried out using specific parameters defined later in this section. The detailed pit design includes full bench design (triple bench in rock material, single in overburden), double and single lane haulage roads, complex slope design, as well as smoothed berms and pit walls.

The haulage ramps were designed to accommodate heavy traffic of 50-ton class trucks. The 20 m ramp will satisfy two-way traffic of large equipment, and the 15 m ramp will be used in the last few benches, and will provide enough mobility for one-way traffic. The ramp gradient remains constant at 10%. A summary of the principal design parameters used in the detailed pit design are summarized in Table 19-7.

TABLE 19-7 PIT DESIGN PARAMETERS
Aurizon Mines Ltd. – Casa Berardi Mine

Parameter	Price/Cost per unit
Bench Slope – Overburden
Bench Height	5 m
Face Angle	Variable
Berm Width	Variable
Interramp Slope	Variable

Roads in Overburden
2 Lanes	20 m
Grade	10%

Bench Slope – Rock
Bench Height (triple benched)	5 m
Face Angle	70°
Berm Width	5 m
Interramp Slope	50°

Roads in Rock
2 Lanes	20 m
1 Lane	15 m
Grade	10%

Golder provided geotechnical recommendations for the slopes in the overburden (Golder, 2011). The overburden occurs from the surface all the way down to an elevation of 4855 m. For this reason, the slopes had to be designed efficiently in order to optimize the design in the overburden.

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There are six separate zones shown, all of which contain slopes ranging from bench face angles of 21.9 to 39.7 degrees. These six zones are illustrated in Figure 19-10.

FIGURE 19-10   GEOTECHNICAL PARAMETERS FOR OVERBURDEN

The engineered pit design is shown in 3-D view in Figure 19-11.  More figures can be found in Appendix 4 (Figures 28-9 to 28-16).

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FIGURE 19-11   3D VIEW OF PIT DESIGN

MINING DILUTION AND ORE LOSS FACTOR

Based on previous work on the Pre-Feasibility study for the East Mine, the mining dilution has been established at 10% at a grade of 0 g/t Au and ore loss of 7% since the mineralization is generally wider in the Principal Zone than in the East Mine.

MINERAL RESERVES

Mineral reserves were estimated by totalling all material within the designed pit above a pit discard cut-off grade of 0.5 g/t Au, calculated from inputs listed in Table 19-8.

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TABLE 19-8 MINERAL RESERVES – INPUT COST PARAMETERS
Aurizon Mines Ltd. – Casa Berardi Mine

Input Cost Parameter	Price/Cost per unit
Drilling and blasting – Ore	$1.96/tonne of ore
Drilling and blasting - Waste	$1.78/tonne of waste
Mining cost – Ore	$2.41/tonne of overburden
Mining cost – Waste	$2.59/tonne of waste
Mining cost – Overburden	$2.31/tonne of overburden
Processing cost	$15.80 per tonne of ore
G&A cost	$1.50 per tonne of ore
Metallurgical recovery	87%
Gold price	C$900 per ounce
Pit Monitoring	$0.50/tonne milled
On-going Cost	$0.50/tonne milled
Dilution factor	10% (at a grade of 0 g/t)
Mining extraction	93%

The reserves have been calculated using the MineSight software. The reserves are shown after mining dilution (10%), ore loss (7%) and milling recovery (87%) have been applied.   The results of the in-pit mineral reserves estimation are found in Table 19-9.  The total ore amounts to 3,161,000 tonnes at an average weighted grade of 3.64 g/t Au. The total waste is 46,227,000 tonnes, and stripping stands at 14.62. (inferred mineral resources were included in the waste amount).

The ounces that result from the pit design are 370,352, which, when recovered, total 322,206, using a milling recovery of 87%.

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TABLE 19-9 MINERAL RESERVES – PRINCIPAL OPEN PIT
Aurizon Mines Ltd. - Casa Berardi Mine
Dilution of 10% @ 0g/t Au, Ore Loss 7%, Gold Recovery 87% Cut-Off Grade: 0.50 g/t Au

Ore	Tonnes	Grade	In-Situ Gold Ounces	Recovered Ounces

Proven	89,000	6.26	17,980	15,643
Probable	3,072,000	3.57	352,372	306,563
Prov. + Prob.	3,161,000	3.64	370,352	322,206

Waste	655,000	2.53
Inferred	16,563,000
Overburden	29,009,000

Total	46,227,000
Strip ratio	14.62

Notes
1.	CIM definitions were followed for Mineral Reserves.
2.	Open Pit Mineral Reserves were estimated by BBA.
3.	Mineral Reserves are estimated at a cut-off grade of 0.5 g/t.
4.	Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.00.
5.	A minimum mining width of three metres was used.

Bench reserves were also calculated, and are presented in Table 19-10.  The bench reserves are used to provide a general outline of the sequence for the preparation of the mining schedule. Since the reserves are available on only approximately 17 benches, a strategic mine development plan is prepared for the timely removal of the overburden as well as pre-stripping in the most economic approach possible.

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TABLE 19-10 MINERAL RESERVES BY BENCH – PRINCIPAL OPEN PIT
Aurizon Mines Ltd. - Casa Berardi Mine
Dilution of 10% @ 0g/t Au, Ore Loss 7%, Gold Recovery 87% Cut-Off Grade: 0.50 g/t Au

	Proven		Probable		Total Ore		Inferred		Stripping			Strip
	Ore	Au	Ore	Au	Ore	Au	Waste	Au	Ovbd	Waste	Total Waste	Ratio
	,000 T	g/t	,000 T	g/t	,000 T	g/t	,000 T	g/t	,000 T	,000 T	T
Lev.
5 000									650		650
4 995									3,879		3,879
4 990									3,598		3,598
4 985									3,312		3,312
4 980									3,033		3,033
4 975									2,766		2,766
4 970									2,507		2,507
4 965									2,260		2,260
4 960									1,995	47	2,041
4 955			1	2.59	1	2.59	1	2.04	1,706	156	1,863
4 950			8	1.67	8	1.67	6	2.71	1,320	450	1,776	223.3
4 945			27	2.10	27	2.10	17	3.21	989	808	1,814	68.2
4 940			68	3.88	68	3.88	37	2.96	578	1,169	1,783	26.4
4 935			112	3.88	112	3.88	52	2.69	276	1,520	1,849	16.5
4 930	3	5.82	129	3.63	132	3.67	71	2.58	92	1,533	1,696	12.9
4 925	3	8.28	166	3.43	169	3.53	61	2.38	35	1,537	1,633	9.6
4 920	3	8.68	198	3.43	201	3.50	51	2.33	11	1,379	1,441	7.2
4 915	7	6.22	221	3.46	227	3.54	43	2.44	3	1,314	1,360	6.0
4 910	7	6.79	233	3.56	240	3.65	39	2.60	0	1,137	1,176	4.9
4 905	6	6.93	245	3.60	251	3.68	38	2.64		1,069	1,107	4.4
4 900	4	5.22	251	3.68	255	3.71	35	2.58		887	922	3.6
4 895	3	1.74	253	3.79	256	3.77	37	2.37		826	863	3.4
4 890	1	1.74	225	3.80	226	3.78	34	2.28		638	672	3.0
4 885	1	2.46	213	3.71	214	3.71	32	2.23		593	625	2.9
4 880	1	7.40	172	3.27	173	3.30	26	2.35		410	436	2.5
4 875	2	14.62	165	3.40	167	3.54	26	2.45		371	397	2.4
4 870	9	9.13	126	3.67	134	4.03	17	2.63		247	264	2.0
4 865	11	7.50	111	3.53	122	3.88	16	2.66		221	237	2.0
4 860	15	4.97	78	3.35	93	3.61	8	2.45		138	146	1.6
4 855	14	4.00	71	3.27	85	3.39	7	2.52		114	120	1.4
Total	89	6.26	3,072	3.57	3,161	3.64	655	2.53	29,009	16,563	46,227	14.6

MATERIAL MANAGEMENT

Two separate rock piles were designed in order to store all waste rock and overburden from the open-pit mine as follows.
●
The first pile is located to the north-east of the Principal Mine, and is reserved for the placement of waste rock. The total capacity of this pile is 8.4 million m3 and satisfies the waste rock coming from the mine.

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●	The second is located to the south of the Principal Mine, and is placed in close proximity to one of the overburden piles from the East Mine. The total capacity of this pile is 21.17 million m3.

The reclamation of the waste piles is described in the environmental report provided by Roche.  No stockpile is planned for this operation.

The capacities of the waste rock and overburden piles have been estimated using a swell factor of 30%.  Design parameters, which are common to both, are:

●	Face angle: 35°

●	Overall slope: 30°

●	10 m benches for overburden pile (8 benches total)

●	One 10 m bench, followed by one 20 m bench for the waste rock pile.

The rock and overburden piles have been located at a minimum distance of 100 m from the open pit mine, and at least 60 m from all tributaries and swamp-like areas. A plan view of the mine site with the waste piles is shown in Figure 19-16 and an isometric view of the waste rock and overburden piles is presented in Figure 19-17.

FIGURE 19-12   PRINCIPAL MINE SITE LAYOUT

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FIGURE 19-13   PRINCIPAL MINE SITE LAYOUT

OPEN PIT VS. UNDERGROUND INFRASTRUCTURE
Mineral Reserves were estimated by totalling all material within the designed pit above a pit discard cut-off grade of 0.5 g/t Au, calculated from inputs listed in Table 19-8.  Figure 19-14 shows the pit design and a distance of 130 m from the pit floor to the existing underground mine drift at 4720 m Elevation.

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FIGURE 19-14   UNDERGROUND WORKINGS WITH PRINCIPAL ZONE PIT – LONGITUDINAL VIEW (LOOKING NORTH)

FIELDWORK FOR THE ANALYSIS OF GROUNDWATER CONTROL OPTIONS
Due to the importance of water issues in the project, and since the options and costs to control groundwater inflows from the esker will depend on its geometry in the vicinity of the pit, it is essential to carry out a fieldwork program to complete existing studies. The program is detailed below.

Surface Geophysical Surveys
The most adapted approach to rapidly characterize the nature and configuration (limits and thickness) of the various lithologies within the esker consists of carrying out a series of geophysical surveys at the ground surface. These geophysical surveys, coupled with the results of Golder drilling investigations, will allow the determination of the distinct lithological layers within the esker, as long as their spatial variability. The proposed geophysical surveys consist of a series of seismic-refraction surveys that will be performed within the esker area potentially influenced by the project.

Monitoring Well Installation and Soil Sampling
Following the interpretation of the results of the geophysical surveys, a minimum of five (5) boreholes will be drilled through the most permeable units (gravel and sand) of the esker to the bedrock contact in order to confirm the stratigraphy. The expected average depth of the boreholes is approximately 40 m. Soil samples will be collected continuously during drilling, and representative samples will be sent to a lab for grain-size analyses in order to estimate hydraulic conductivity of the material.

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All boreholes will be equipped as monitoring wells. Variable-head hydraulic tests (slug tests) will be carried out in each borehole. Groundwater level will be measured in each well in order to prepare a piezometric map that will assist in the determination of the main groundwater flow components.

Test Well and Pumping Tests
 A test well will be drilled and equipped near the monitoring wells. A long-term pumping test (72 hours) will be performed in the test well. The objective of the test is to estimate the bulk hydraulic properties of the esker; identify the limits of the esker, and the radius of influence of the pumping. Groundwater level fluctuations will be measured during the entire duration of the pumping test in the monitoring wells and the test well.

Analysis of Available Technical Scenarios for Groundwater Control
A conceptual model of the esker groundwater flow system will be elaborated using the stratigraphy and hydraulic properties data collected during the fieldwork. The technical feasibility of potential groundwater control scenarios, selected according to the results of the fieldwork and data interpretation, will be examined using a numerical groundwater flow model. The model will allow the validation of the scenarios; detail the design; estimate potential inflows; and identify potential impacts on the environment.

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LIFE OF MINE PLAN

Aurizon prepared the Life of Mine Plan (LOM), which was audited by RPA.  The mine and mill complex were designed to produce and process 803,000 tonnes of ore per year at a rate of 2,200 tpd.  Difficult ground conditions and bottlenecks in stope preparation currently limit underground production to 730,000 tonnes per year (2,000 tpd).  The current LOM plan forecasts to keep this mining rate for the remainder of the underground production, up until 2017, and then process the open pit reserves from the Principal Zone open pit followed by the East Zone open pit at approximately 2,700 tpd.  A mill expansion is planned for 2015, one year prior to start-up of mining operations from the Principal Zone open pit.

The LOM plan totals 7.85 million tonnes of ore grading 5.76 g/t Au, to be mined over approximately ten years (2011 to 2020) from the 113 Zone, the 118 Zone, Lower Inter Zone, and six smaller West Mine zones, plus the Principal Zone and East Zone open pits and underground production from the East Mine.

A summary of the LOM plan is provided in Table 19-11 below.

TABLE 19-11 LIFE OF MINE PLAN
Aurizon Mines Ltd. – Casa Berardi Mine

		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
UG	t	718	732	730	730	730	300	108	6.4	-	-	4,055
	Au g/t	7.99	8.30	8.02	7.71	7.12	6.49	6.48	6.27	-	-	7.69
Open Pit	t						535	914	1,015	1,022	310-	3,796
	Au g/t	-	-	-	-	-	3.58	3.62	3.65	3.75	4.15	3.70
Overburden	t	-	-	-	-	20,823	7,879	307	2,407	4,767	210	36,393
Waste	t	-	-	-	-	-	4,577	8,185	3,466	2,026	2,452	20,704
	SR	-	-	-	-	-	23.28	9.29	5.78	6.65	8.60	15.04
	Tpd	-	-	-	-		1,466	2,503	2,782	2,800	848
Mill Feed	t	718	732	730	730	730	835	1,022	1,022	1,022	310	7,851
	Au g/t	7.99	8.30	8.02	7.71	7.12	4.63	3.92	3.67	3.75	4.15	5.76

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Development was compiled by zone, measured from mine plans, and scheduled monthly for 2011, and yearly thereafter.  Since development requirements presently average around 22 m/day and should require this level for the next several years, RPA recommends completing the development schedule on a quarterly basis, since the mine life is relatively short. This would permit identifying potential problems and mitigating them in advance.

Production was compiled by stope for 2011, and scheduled yearly by zone.  The majority of the production tonnage will come from the 113, 118 and Lower Inter zones, together making up approximately 85% of underground reserves.

Stope sequencing is driven by production needs.  Primary stopes on the same sublevel can be active simultaneously and mining will proceed upwards more or less at the same time.  Two lifts after primary stope upward advancement, the secondary stopes can follow, respecting the fill curing time in the primary stopes.  Geomechanical considerations impact on the stope sequence to a certain degree, as confinement must be maintained in the relatively low-stress environment.

Given the recent adjustment in the mining approach as a result of ground conditions in the 113 Zone, RPA recommends that Aurizon staff complete a more detailed production plan with individual stope blocks and the sequence indicated. This has been done in the past, with the stope location (level), tonnage, and sequence (quarter and year) identified in a longitudinal view in MS Excel or equivalent format. This would provide a more complete view of the mining horizons, how they relate to each other, and provide identification of potential problem areas, including development, production scheduling, and sequencing.

RPA also recommends that a backfill schedule be prepared, in the same format as the stoping schedule, which can be used as a planning tool to monitor the backfill program and make any adjustments necessary.

EXTRACTION SEQUENCE

The average size of 113 Zone production stopes is 9,000 tonnes to 10,000 tonnes.  The full production cycle for a typical stope, from the start of production drilling to the completion of backfilling, lasts less than one month, followed by 30 days curing time for stopes with cemented rock fill.  Ore production comes from two to three zones at the same time, with one to two stopes available for mucking.  Fifteen to twenty stopes at a time will be active in the preparation stages of the production cycle, ranging from development, secondary support, and slot raise boring and production drilling.

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MINE PRODUCTION

Mine production through December 31, 2010, is summarized in Table 19-12.

TABLE 19-12 CASA BERARDI ANNUAL PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Mine

Year	Tonnes	Grade (g/t Au)	Ounces Recovered	Recovery (%)
2006	68,481	8.58	17,731	93.9
2007	545,259	9.78	159,469	93.0
2008	654,398	8.16	158,830	92.5
2009	688,677	7.77	159,261	92.6
2010	722,746	6.76	141,116	89.8
Total	2,679,562	8.02	636,408	92.1

The production plan for 2011 is 718,000 tonnes at an average grade of 7.99 g/t representing 169,526 gold ounces at an average recovery of 92.03%.

Based on the current LOM plan, the mill facilities will process 2,000 tpd (730,000 tonnes per year) of underground ore from 2011 to 2015, 2,000 tpd in 2016 but with production starting from the Principal Zone open pit, followed by 2,700 tpd average from the open pit production from 2016 through 2019 and completing the final 310,000 tonnes in 2020. The average LOM recovery is 88.4%.

ENVIRONMENTAL CONSIDERATIONS

The following section addresses key points related to environmental control and waste disposal at the mine.  The primary mine waste produced at the site will be tailings and waste rock.

TAILINGS

The site includes an existing tailings pond with three tailings cells, a polishing pond for settling iron arsenate precipitates, and a process water pond (Figure 19-8).  The system has undergone regulatory review and permitting for the historic Casa Berardi Mine, and permits remain in place for use in mine water management and operation of the tailings basin.

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The fill plan for the cells in the existing tailings pond and the method of tailings storage were revised in 2006.  At the present time, the cell capacity allows the storage of tailings up to December 2010.  The capacity of the existing storage cells was reassessed.  The extension of the tailings is for the use of the south portion of the process water pond to store tailings.  The dyke that split the pond has been constructed and is identified as cell number four on the plan. The capacity of cell number four is estimated at 3.4 million cubic metres.

Studies are still in progress to optimize the treatment of arsenic by ferric sulphate precipitation.  Characterization studies of the tailings, as requested by the government authorities as part of an update to the restoration plan, are completed.  The restoration plan was presented to government authorities in June 2010 and was accepted in January 2011.

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FIGURE 19-15   SURFACE PLAN – EAST MINE INFRASTRUCTURE AND TAILINGS FACILITIES

15,000 E
15,500 E
16,000 E
16,500 E
10,500 N
10,000 N
9,500 N
9,000 N
8,500 N
Hoistroom
East Ramp Portal
Main Buildings
Sub Station
Thickener
N
CELL #3
CELL #1
CELL #2
Tailings Facility
CELL #4
0 100 200 300 400 500
Metres
Aurizon Mines Ltd.
Casa Berardi Project
Québec, Canada
Surface Plan - East Mine Infrastructure & Tailings Facilities
March 2011

Figure 19-15

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WASTE ROCK
Waste rock is stored on surface and its characterization in 2008 indicated that it is not acid generating.  The Casa Berardi site has a certificate of authorization for the storage of waste rock on surface.  Based upon the large demand for rock fill at the site, a large part of underground waste rock is expected to be disposed of underground as backfill for mining operations and another part for construction for drilling accesses in swamp.

Waste rock from the pit operations will be stored on surface and rehabilitation of the waste rock and overburden storage areas have been included in the LOM cash flow.

OTHER WASTES
All other wastes produced at the site will be disposed of in accordance with regulatory requirements and should not be of short or long term concern.

WATER MANAGEMENT/WATER USE/EFFLUENT TREATMENT
Primary issues with water include minimization of fresh water use with water recycle/reuse, cyanide management and control, effluent treatment to meet Canada Metal Mining Effluent Regulations (MMER) and Quebec Directive 019 limits, and toxicity control.  The proposed water management issues are briefly discussed below.

WATER USE
The primary source of water for the mill is the reclaim water from the process water pond.  Fresh water use at the mill is limited and represents a minimal percentage of the mill discharge.  Where practical, all fresh water drainage into the tailings ponds has been diverted away from the basins to minimize contamination of clean surface drainage.

MINE WATER MANAGEMENT
The major source of water for underground operations is recycled mine water.

Mine water pumped from the mine dewatering systems contains elevated levels of suspended solids and arsenic.  Other metals such as Cu, Pb, Ni, and Zn are typically at concentrations well below effluent standards.  Residual nutrients from explosives are also present (ammonia and nitrate from use of ANFO).  Mine water is treated with ferric sulphate to precipitate arsenic and is discharged into process water pond for settling.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-48

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Since the restart of operations, the final effluent has not presented toxicity to rainbow trout. However, the final effluent presented toxicity to daphnia on one occasion.  A high level of ammonia could be involved.  The toxicity associated with the ammonia can be controlled by adjusting the pH.

TAILING WATER MANAGEMENT

Tailings slurry may contain elevated levels of cyanide, cyanide metal complexes, cyanide degradation products (CNO, CNS, and NH3), and arsenic.  The primary concerns with discharge are elevated levels of these constituents, which could exceed effluent standard and/or cause effluent toxicity.  Aurizon has implemented the SO2/Air process for cyanide destruction in the slurry discharge before release to the tailings pond.  Ferric sulphate is added in the slurry at the exit of SO2/Air process and at the discharge of cell #3.  This effectively eliminates soluble arsenic, cyanide, and cyanide metal complexes from the discharge.  The SO2/Air process does produce elevated levels of CNO.  This compound is not likely to be present at toxic levels, however, as the compound naturally degrades in the tailings pond, and ammonia is formed.  Storage of the water in the tailings ponds, polishing pond, and process water pond assists in nitrification of the water to reduce ammonia levels.  The primary issue with elevated levels of ammonia is toxicity.  This can usually be controlled through aging of the effluent and pH adjustment to lower levels to reduce the levels of the un-ionized ammonia in the discharge (the toxic form of ammonia).

Regulations require monthly monitoring of acute toxicity during periods of discharge of final effluent.

ENVIRONMENTAL EFFECTS OF TREATED EFFLUENT

Casa Berardi Mine has completed the first cycle of the follow-up Environment Effect Monitoring (EEM) study.  Environment Canada predicts six cycles to confirm whether the effluent has an effect on the environment.  An effluent may have an effect on the environment even if it meets the standards.

The second cycle will took place in October 2010.

The final effluent from Casa Berardi discharges into the Kaakakosig Creek. The average flow of the creek is 0.32 m3/s, or 1,152 m3/h. The flow of the final effluent discharge period varies between 1,200 m3/h and 3,000 m3/h.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-49

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COMPLIANCE WITH CANADIAN AND WORLD BANK STANDARDS
Aurizon is committed to operating in compliance with all regulations and standards of good practice for environmental, health and safety, including the voluntary Equator Principles (guidelines for managing environmental and social issues in project finance lending, developed by leading financial institutions and based on the environmental and social standards of the IFC).

In this regard, Aurizon has developed and approved corporate policies for environment and health and safety practices (including 12 Principles for Sustainable Development in the corporate mission statement), and has prepared a detailed management plan in an effort to continuously improve their environment and health and safety performance.  Aurizon has hired experienced environmental and health and safety co-ordinators who have been given the responsibility of implementing the policies and management plans.

The design of the mine to meet current standards and the implementation of the proposed environmental and health and safety practices assures that the mine is prepared to meet future challenges.  The proposed design is flexible and allows for modifications to improve performance where necessary.  Potential future changes could include items, such as:

·
Reduction to allowable levels of contaminants in the effluent discharge.  In this regard, the mine has applied a state-of-the-art system using SO2/Air for cyanide control and iron precipitation for arsenic control (the contaminants of primary concern).  The system of in-mill treatment for cyanide virtually assures low levels of cyanide, however, should additional removal be necessary in future, treatment at the polishing pond could be added.  For arsenic, removal of soluble arsenic from the tailings pond occurs at the discharge of SO2/Air process and at the exit of cell #3.

·	Impacts on the effluent receiver. The next rounds of environmental impact follow-up studies will confirm if the effluent has an effect or not on the receiving environment.

SOCIOECONOMIC IMPACTS
The Abitibi region is a well-known mining region, with mining being a key economic activity.  The region has a wealth of trained miners and redevelopment of the mine has been seen by most residents as a positive activity providing employment and tax revenue for the region.  There are no First Nations issues related to the mine operation.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-50

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FUTURE COSTS FROM REGULATORY CHANGE AND CURRENT REGULATIONS

REGULATORY CHANGE

There are no known regulatory changes that are likely to have a material impact on the operations.  The effluent standards under the federal MMER were recently updated.

At present, the criteria to respect are those of the MMER and the former Directive 019, namely a limit for arsenic of 0.5 ppm in the final effluent. The results for the summer of 2008 and studies in progress suggest that the mine will be able to meet the new Directive 019 standard of 0.2 ppm to the final effluent.

OTHER POTENTIAL COSTS AND LIABILITIES

There are a number of areas where costs may increase, including:

·	The new tailings configuration is presented above. See Section Environmental Considerations – Tailings.

Additional mine closure costs would include:

·	Reclamation of a potential new tailings cell. For the moment, the half south of process water pond is used to store tailings.

·	A provision for interim treatment of the tailings discharge after closure to reduce arsenic levels to <0.2 mg/L.

·	The restoration plan was sent to Ministry of Natural Resources in June and accepted in January 2011.

STATUS OF ENVIRONMENTAL PERMITS

EXISTING PERMITS

All necessary regulatory permits required for the operation of the Casa Berardi Mine, transferred or issued to Aurizon, include:

East Mine:
·
Authorization certificate issued on December 23, 1992, under section 22 of the Environment Quality Act (R.S.Q., c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. for the extraction and processing of ore at the Casa Berardi site.

·
Modification of the authorization certificate issued on February 19, 1998, concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. December 23 1992, for the extraction and processing of ore on the Casa Berardi site.

·
Assignment of authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. December 23, 1992, and amended on February 19, 1998, for the extraction and processing of ore on the Casa Berardi site.

·
Modification of the authorization certificate issued on September 10, 2001, concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. on December 23, 1992, as amended on February 19, 1998, and assigned on September 14, 1998, to Aurizon Mines Ltd. for the extraction and processing of ore on the Casa Berardi site.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-51

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·
Modification of the authorization certificate issued on September 14, 2006, concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. on December 23, 1992, as amended on February 19, 1998, and assigned on September 14, 1998, to Aurizon Mines Ltd. for the extraction and processing of ore on the Casa Berardi site.

·
Modification of the authorization certificate issued on December 19, 2007, concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. on December 23, 1992, as amended on February 19, 1998, and assigned on September 14, 1998, to Aurizon Mines Ltd. for the extraction and processing of ore on the Casa Berardi site.

·	Authorization certificate issued on February 19, 1990, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines for the diversion of the Kaakakosig Creek, Casa Berardi East.

·
Assignment of the authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines on February 19, 1990, for the diversion of the Kaakakosig Creek, Casa Berardi East.

·
Authorization certificate issued on January 18, 1991, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines for the construction and use of a storage area for hazardous waste.

·
Assignment of the authorization certificate issued on June 19, 1992, to TVX Gold Inc. and Golden Knight Resources Inc., concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines on January 18, 1991, for the construction and use of a storage area for hazardous waste.

·
Assignment of the authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd., concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines on January 18, 1991, for the construction and use of a storage area for hazardous waste.

·	Authorization certificate issued on August 7, 1995, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. for the operation of a borrow pit for clay.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-52

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·
Assignment of authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. on August 7, 1995, for the operation of a borrow pit for clay.

·	Authorization certificate issued on August 7, 1995, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. for the operation of a quarry.

·
Assignment of the authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. on August 7, 1995, for the operation of a quarry.

·	Authorization certificate issued on September 18, 1995, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines for the operation of a borrow pit for clay.

·
Assignment of the authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines on September 18, 1995, for the operation of a borrow pit for clay.

·	Authorization certificate issued on November 6, 1995, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines for the operation of a cement and concrete plant.

·
Assignment of the authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Casa Berardi Mines on November 6, 1995, for the operation of a cement and concrete plant.

·
Authorization issued on November 10, 2004, under section 32 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for installation of two pipelines (fire and water supply to the mine) from the Koababikawi Creek.

·
Authorization issued on July 4, 2005, under section 32 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of a water intake and installation of a fire pumping station at No Name Lake.

·
Modification of the permit issued on September 22, 2005, for the permit issued under section 32 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. on July 4, 2005, for the construction of a water intake and installation of a fire pumping station at No Name Lake.

·	Authorization issued on April 7, 2008, under Article 48 of the Environment Quality Act (RSQ, c. Q-2) Aurizon Mines Ltd. to install a dust filter and wet collector.

·	Authorization certificate issued on June 26, 2008, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the operation of an oil / water separator at the East Mine.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-53

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·
Modification of the permit issued on December 18, 2009, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. on June 26, 2008, for the operation of an oil / water separator at the East Mine.

·	Authorization issued on November 3, 2009, under section 32 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of waste water treatment.

·	Authorization certificate issued on August 15, 2006, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for construction of waste water treatment, Casa Berardi.

·
Modification of the authorization certificate issued on July 29, 2010 concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. December 23 1992, for the extraction and processing of ore on the Casa Berardi site.

·	Authorization certificate issued on December 17, 2010, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of an exploration access.

·	Authorization certificate issued on February, 28 2011, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of an exploration access.

West Mine:
·
Authorization certificate issued on July 2, 1992, under section 22 of the Environment Quality Act (R.S.Q., c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. for the operation of Casa Berardi Mine West.

·
Assignment of the authorization certificate issued on September 14, 1998, to Aurizon Mines Ltd. concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. on July 2, 1992, for the operation of Casa Berardi Mine West.

·
Modification of the authorization certificate issued on October 27, 2000, concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. on July 2, 1992, and assigned on September 14, 1998, to Aurizon Mines Ltd. for the operation of Casa Berardi Mine West.

·
Modification of the authorization certificate issued on February 21, 2001, concerning the authorization certificate issued under section 22 of the Environment Quality Act (RSQ, c. Q-2) to TVX Gold Inc. and Golden Knight Resources Inc. on July 2, 1992, assigned on September 14, 1998, to Aurizon Mines Ltd., and as amended on October 27, 2000, for the operation of Casa Berardi Mine West.

·	Authorization certificate issued on January 26, 2006, under Article 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of a 25 kV power line in a peat bog.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-54

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·	Authorization certificate issued on July 20, 2007, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of a road in a peat bog.

·
Authorization certificate issued on October 17, 2007, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the installation of an oil / water separator at the West Mine.

·	Authorization certificate issued on April 9, 2008, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of an exploration access road.

·	Authorization certificate issued on June 30, 2010, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the ore stockpile at the West Mine.

·
Authorization certificate issued on January 13, 2009 under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the operation of an oil / water separator at the West Mine contractor Gabriel Aubé garage.

·	Authorization certificate issued on July 17, 2009, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of an exploration access road.

·	Authorization certificate issued on January 14, 2010, under section 22 of the Environment Quality Act (RSQ, c. Q-2) to Aurizon Mines Ltd. for the construction of an exploration access road.

In addition to these permits and approvals, Aurizon has also obtained environmental permits which include:

·	Ministry of Natural Resources – Permit for fuel storage, Permit no 439564-5 issued 05/05/2005, expires 30/06/11.

·	Lease for the waste stockpile of the West Mine having a surface area of five hectares and renewable on October 14 of each year. Valid until 14/10/11.

·	Lease for the tailings storage area having a surface area of 431,867 ha and renewable on June 1 of each year. Valid until May 31, 2011.

·	Non-exclusive lease #25938 for the exploitation of sand and gravel. Renewable March 31 of each year. Valid until March 31, 2011.

·	Mining lease #768 renewable in April of each year. Valid until May 8, 2011.

·	Mining lease #833 renewable in December of each year. Valid until December 17, 2011.

·	Lease for 25kV power line outside mining lease valid as long as Aurizon needs it.

·	Lease for access for 25 kV power line valid as long as Aurizon requires it.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-55

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ADDITIONAL ENVIRONMENTAL APPROVALS REQUIRED

All new permits for the mine are being prepared under the direction of the on-site environmental coordinator.  Given the mining history at Casa Berardi and the good standards of practice proposed by Aurizon, there should not be significant impediments to obtaining any necessary permits.  New permit requirements include:

·	Certificate for the industrial waste water reduction systems (presently being approbation)

·
As required by federal Metal Mining Effluent Regulation, Environment Effect Monitoring study should be conducted.  (In progress, the 1st cycle study is complete).  The second cycle took place in October 2010.

MINE CLOSURE

Aurizon completed an update to its restoration plan.  The mine closure plan includes:

·	Decommissioning of the surface infrastructure;

·	Dismantling of all surface structures, with sale/recycling of assets and disposal of wastes;

·	Grading and vegetation of all disturbed areas;

·	Capping/sealing of all mine access points in accordance with regulatory standards;

·	Grading of the tailings dykes followed by direct vegetation of the tailings dams.

The original closure plan was submitted and approved in 2000.  An update of the restoration plan was submitted in January 2006.  The last version of the restoration plan that was submitted in June 2010 was accepted by the Ministère des Ressources Naturelles et de la Faune (MRNF) and the Ministère du Développement Durable, de l’Environnement et des Parcs (MDDEP) in January 2011.

The total estimated cost for the existing mine closure plan and the obligations for financial assurance to the government of Quebec are summarized in Table 19-13.  The MRNF requires a financial guarantee for 70% of the restoration cost.  Closure costs for the tailings facility and the old West mine water pond were updated and submitted to the MRNF in June 2010, as part of the updated closure plan. Aurizon is also estimating the cost for adequate closure of the mine sites, including dismantling of the headframes, buildings, sealing of all openings, and cleanup of any solid or other wastes and contouring that may be required.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-56

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Aurizon received the new schedule of payments from the MRNF following the deposit of the 2010 version in January 2011.

TABLE 19-13 CURRENT CLOSURE COSTS AND OBLIGATIONS
Aurizon Mines Ltd. – Casa Berardi Mine

Date	Restoration $	Guarantee Total, $	%	Payment, $			Comments
				Obligation	Completed	Cumulative
2000	792,857	555,000
2001	792,857	555,000

2002	833,571	583,000	2,0		11,100	11,100	Addition of a 5 ha waste pile
2003	833,571	583,000	6.1		36,154	47,254
2004	833,571	583,000	10.2		59,517	106,771

2005	1,280 268	896,188	0,0	0		106,771	2005 Feasibility revision
2006	1,280 268	896,188	3.5	31,576.68		138,347
2007	1,280 268	896,188	10.57	94,730.04		233,077
2008	1,280 268	896,188	17.6	157,883.40		390,961
2009	1,280 268	896,188	24.7	221,036.76		611,997
2010	1,280 268	896,188	31.7	284,190.12		896,188
2011	10 768 125	7,537,687	6.3	418,414.47		1,314,602
2012	10 768 125	7,537,687	18.7	1,241,960.41		2,556,562
2013	10 768 125	7,537,687	31.3	2,078,789.34		4,635,352
2014	10 768 125	7,537,687	43.7	2,902,335.28		7,537,687
2015	10 768 125	7,537,687	-	-		-

The costs for closure in Table 19-13 cover only the existing operations and do not include the Principal Zone open pit and the East Mine open pit operations.  The rehabilitation costs for the waste and overburden storage piles for the Principal Zone open pit are estimated at approximately 6 million dollars and have been included in the present LOM cash flow.  The rehabilitation/closure costs for the East Mine open pit have not been estimated and RPA cautions that these costs are not included in the LOM cash flow.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-57

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CAPITAL AND OPERATING COST ESTIMATES

LOM capital costs of $293 million, summarized in Table 19-14, include contractor mine development, mine infrastructure, open pit costs, equipment costs, tailings management, repayment of government loans, and mine reclamation and closure costs.

Mine development costs are calculated using unit rates from the contract with Dumas, together with the LOM development schedule.  Mine infrastructure capital includes stationary equipment for refuge stations, fuel bays, ventilation installations, etc.  Open pit costs include mobilization of the open pit contractor, overburden stripping, and deferred operating costs (relating to quantities of open pit ore that are stockpiled, rather than processed immediately).  Equipment costs include electrical and mobile equipment replacement requirements.  Tailings management costs include an estimate for expansion.

TABLE 19-14 LOM CAPITAL COSTS
Aurizon Mines Ltd. – Casa Berardi Mine

Item	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
UG Mine Development	20.9	20.0	16.9	13.1	1.1	.1	-	-	-	-	72.2
Mining Infrastructure	6.7	5.7	4.5	3.3	.7	.3	.06	.06	.06	-	21.3
Open Pit	-	-	-	-	58.5	25.4	-	6.2	9.7	2.3	102.2
Equipment	8.3	9.1	2.5	1.7	.8	.4					22.8
Tailings	.75	1.0	1.0	1.0	1.0	1.1	1.3	1.3	1.3	.3	9.9
Exploration (Dev. & D.D.)	13.4	5.2	4.6	2.3	1.1						26.6
Projects	14.4	17.2									31.7
Closure	.42	1.2	2.1	2.9							6.6
Total	64.9	59.5	31.5	24.2	63.4	27.3	1.3	7.6	11.1	2.6	293.2

Note: totals may not add due to rounding.

In RPA’s opinion, underground mine development capital should be considered when calculating Mineral Reserve cut-off grades, as the cost of access development may have a considerable impact on smaller zones.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-58

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OPERATING COST ESTIMATE

Operating costs, averaging $74 million per year, are presented in Table 19-15:

TABLE 19-15 UNIT OPERATING COSTS
Aurizon Mines Ltd. – Casa Berardi Mine

Item	Units	LOMP Average
Underground Mining	$/t ug ore	56.20
Open Pit Mining	$/t moved	2.06
	$/t op ore	33.12
Mining - Average	$/t milled	45.04
Mill	$/t milled	18.77
Administration	$/t milled	29.95
Total	$/t milled	93.77

Underground mining costs include definition drilling, stope preparation, mining, and services.  Definition drilling was estimated using a unit rate of $1.24 per tonne of reserves.  Stope preparation costs include excavation from the level access into the stope, cablebolting and slot raiseboring.  Mining costs cover drilling, blasting, mucking, haulage, hoisting, and backfill (cemented rock fill and unconsolidated waste fill).  Most mine production costs were estimated on a variable basis, e.g., per tonne mined in each zone, per metre drilled, per tonne of backfill, etc.

Service costs include Underground, Mechanical & Electrical, Surface, and Technical Services.  Underground services include supervision and service crew labour costs, pumping costs, and diesel costs.  Mechanical & Electrical services include maintenance labour, parts, and materials, as well as mine electricity.  Surface services include labour, surface ore haulage (shaft to mill), propane for mine air heaters, and road and building maintenance.  Technical services include geology, grade control, engineering, and surveying.  Most service costs were estimated on a fixed rate basis, e.g., dollars per year.

Mill costs include labour, mechanical maintenance supplies, reagents, steel (grinding media and liners), and electricity.  Mill consumables were estimated on a variable basis (per tonne milled) and other costs on a fixed basis.  Environmental costs are included in the mill total.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-59

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Administration costs include labour and general expenses for Management, Administration, Human Resources, Health and Safety, and Purchasing departments.  Administration costs were estimated on a fixed basis.

MANPOWER

The current manpower for the Casa Berardi Mine-Mill complex is summarized in Table 19-16.  The table includes company and contractor employees. It includes the contractor workforce required for mine development and production, ground support, diamond drilling, mechanical and electrical, and site security.

TABLE 19-16 WORKFORCE SUMMARY
Aurizon Mines Ltd. – Casa Berardi Mine

Department	Company	Contractor	Total
Mine	5	221	226
Mill	7	25	32
Maintenance	3	65	68
Technical Services	32	19	51
Admin (Mgt, HR, Safety, Purchasing, Elect.)	25	30	55
Total	72	360	432

ECONOMIC ANALYSIS

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 19-17.  A summary of the key criteria is provided below.

ECONOMIC CRITERIA

PRODUCTION

·	Ten year mine life (2011-2020)
·	2,000 tonnes per day mining from underground.
·	2100 tonnes per day (avg.) supplemental ore from open pit mining (2016-2020), with an average of 2,700 tpd for 2017-2019
·	Mill recovery by zone, as indicated by testwork, averaging 88.4%.
·	Gold at refinery 99.9% payable.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-60

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·	Exchange rate US$1.00 = C$1.00.
·	Average Gold price: US$989 per ounce gold, based on annual prices used by Aurizon.

·	Net Revenue includes doré refining, transport, and insurance costs.

COSTS

·	Mine life capital totals $293.2 million.
·	Average operating cost over the mine life is $93.77 per tonne milled.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-61

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TABLE 19-17   PRE-TAX CASH FLOW SUMMARY
Aurizon Mine Ltd.-Casa Berardi Mine

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-62

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CASH FLOW ANALYSIS

Considering the Casa Berardi Mine on a stand-alone basis, the undiscounted pre-tax cash flow totals $252 million over the mine life.  Net Present Value (NPV) at a 5% discount rate is $205 million.

The Total Cash Cost is US$565 per ounce of gold.  The mine life capital unit cost is US$227 per ounce, for a Total Production Cost of US$792 per ounce of gold.  Average annual gold production over the LOM is 136,000 ounces per year.

At the current (March 17, 2011) gold price of US$1,398 per ounce and a C$/US$ exchange rate of 1, the undiscounted pre-tax cash flow totals $780 million, and the NPV at a 5% discount rate is $632 million.

The U.S. Securities & Exchange Commission requires that Mineral Reserves be evaluated at three-year trailing average metal prices.  The three-year trailing average gold price is US$1050 per ounce.  At that price, the undiscounted pre-tax cash flow totals $330 million over the mine life, and the NPV at a 5% discount rate is $269 million.

SENSITIVITY

Key economic risks were examined by running cash flow sensitivities:

·	Gold price
·	Exchange rate
·	Head Grade
·	Metllurgical recovery
·	Operating costs
·	Capital costs

Sensitivity of the NPV to the input variables have been calculated for various ranges of inputs based on their probable values. The ranges are  -20% to +20% for capital costs and exchange rate, -20% to +30% for operating costs, -30% to +40% for the head grade, -4% to +4% for recovery, and -9% to +40% for the gold price.  The sensitivities are shown in Figure 19-16 and Table 19-18.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 19-63

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FIGURE 19-16   SENSITIVITY ANALYSIS

TABLE 19-18 SENSITIVITY ANALYSES
Aurizon Mines Ltd. – Casa Berardi Project

Parameter Variables	Units	Lower	Low	Base	High	Higher
Price	US$/oz	900	950	989	1,050	1,398
Exchange Rate	C$/US$	0.80	0.90	1.00	1.10	1.20
Head Grades	g/t	4.03	5.01	5.76	7.03	8.06
Recovery	%	84%	86%	88%	90%	92%
Operating Cost	C$/t	75	84	94	103	121
Capital Cost	C$ millions	235	264	293	323	352

NPV@5%	Units	Lower	Low	Base	High	Higher
Price	C$ millions	111.4	163.2	204.6	267.7	632.0
Exchange Rate	C$ millions	(3.3)	100.6	204.6	308.5	412.4
Head Grades	C$ millions	(107.2)	69.5	204.6	433.2	620.3
Recovery	C$ millions	158.0	181.3	204.6	227.9	251.1
Operating Cost	C$ millions	321.6	263.1	204.6	146.1	34.9
Capital Cost	C$ millions	254.1	229.3	204.6	179.8	155.0

Gold price, exchange rate, and head grade impact the cash flow in the same proportion, as they affect revenues in the same way.

The Project is most sensitive to external economic criteria related to the gold price (spot price and C$:US$ exchange rate).  Changes in the Canadian dollar will have a direct impact, since costs are almost entirely in C$ and revenues are in US$.

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20 INTERPRETATION AND CONCLUSIONS

In RPA’s opinion, the Casa Berardi Mine has been developed and operated by Aurizon in a reasonable and professional manner.  Since 2005, a tremendous effort was undertaken by Aurizon to develop the Casa Berardi Mine, to move forward 3D block modeling, and to conduct aggressive exploration and definition drilling programs along and outside the Casa Berardi fault in order to better understand the local geology and the mineralization controls.  Such programs returned positive results for the renewal of mineral resources and mineral reserves.  RPA is of the opinion that the 2011 drilling programs will, as did the previous drilling programs, return encouraging and positive results, and RPA concurs with Aurizon’s approach.

BBA concludes that PFS results for the Principal Zone open pit show that it is economically viable and suitable for inclusion in Mineral Reserves.

Mineral Reserves as of December 31, 2010, are summarized in Table 20-1.

TABLE 20-1 MINERAL RESERVES SUMMARY
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category	Tonnes	Grade (g/t Au)	Contained Ounces
Underground	Proven	1,775,000	8.41	480,000
Underground	Probable	2,282,000	7.15	524,900
Open Pit	Proven	496,000	4.54	72,400
Open Pit	Probable	3,300,000	3.57	379,200
Total	Proven & Probable	7,854,000	5.77	1,456,600

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Underground Mineral Reserves were audited by RPA.
3.	Open Pit Mineral Reserves were estimated by BBA.
4.
Mineral Reserves are estimated at a cut-off grade of 4.15 g/t based on long term operating costs and gold prices for most of the underground zones in the West Mine; except for zones 118 and 123S, where cut off grades of 4.8 and 5.4 g/t, respectively, were applied based on long term operating costs.  For the East Mine crown pillar and for Principal open pit, Mineral Reserves are estimated at a cut-off grade of 1.2 and 0.5 g/t respectively based on long term operating costs and gold prices.

5.	Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.00.
6.	A minimum mining width of three metres was used.
7.	Totals may not represent the sum of the parts due to rounding.

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Mineral Resources, exclusive of (in addition to) reserves summarized above, as of December 31, 2010, are summarized in Table 20-2.

TABLE 20-2 MINERAL RESOURCES (EXCLUSIVE OF MINERAL RESERVES)
Aurizon Mines Ltd. – Casa Berardi Mine

Area	Category	Tonnes	Grade (g/t Au)	Contained Ounces
Underground	Measured	843,000	6.66	180,600
	Indicated	2,923,000	6.15	578,000
	Measured + Indicated	3,766,000	6.26	758,600
	Inferred	3,017,000	6.85	664,500

Open Pit	Measured	311,000	3.13	31,300
	Indicated	404,000	2.65	34,500
	Measured + Indicated	715,000	2.86	65,700
	Inferred	965,000	2.69	83,400
Total	Measured & Indicated	4,481,000	5.72	824,300
Total	Inferred	3,981,000	5.84	748,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Underground Mineral Resources were estimated by RPA.
3.	Open Pit Mineral Resources were estimated by BBA.
4.	Mineral Resources are estimated at cut-off grades of:
·	4 g/t Au for the West Mine, Principal Mine Underground and East Mine.
·	3 g/t Au for South West, Inter and 104 zones in the West Mine. Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.
·	1.30 g/t Au for the East Mine – Open Pit.
·	0.50 g/t Au for the Principal Mine
·	0.47 g/tor 160 Zone – Open Pit.
5.	Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1.00.
6.	Minimum mining widths of two to three metres were used.
7.	Mineral Resources are exclusive of Mineral Reserves.
8.	Totals may not represent the sum of the parts due to rounding.

In RPA’s opinion, there is good potential for further conversion of Mineral Resources to Mineral Reserves.  RPA recommends that resources considered for conversion to reserves should continue to be estimated using parameters and methodology similar to those used for the current reserves.

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Over the last five years, Aurizon has completed extensive work in all of the geological aspects of the mine: geological interpretation, developing QA/QC programs, integration of the Gemcom software and training, and 3D solid modelling and 3D block model grade interpolation.  Aurizon has been successful in generating new resources and converting resources to reserves.

Mill production results reconcile well with Mineral Reserve estimates.

Ground control problems experienced in previous operations have been addressed by measures included in current operating procedures.  Stability of mine development has been increased by locating the major infrastructure on the north side of the Casa Berardi Fault, and by applying ground support in accordance with commonly accepted practice for the anticipated conditions.  Stope stability has been enhanced by the use of a smaller typical stope size, conservative sublevel spacing, and application of cemented rock fill.  The planned application of alternate mining methods, such as the Avoca method and the Undercut Longhole with Delayed Backfill method, are anticipated to help sustain the desired production levels for the future. RPA supports these initiatives.

Mill recovery increases from previous levels are due to more consistent feed rates, the addition of intensive cyanidation, reduced levels of “preg-robbing” graphite, and increased gravity circuit capacity.

BBA carried out a pit optimization and design in order to determine the reserves for the Principal Zone open pit. This work resulted in a Proven and Probable ore reserve of 3.2 million tonnes at a grade of 3.64 grams per tonne. Total overburden and waste rock removal for the open pit life was estimated at approximately 46 million tonnes giving an overall stripping ratio of 14.6 tonnes of waste per tonne of ore. The above reserves were estimated using a cut-off grade of 0.50 grams per tonne, with a dilution factor of ten percent and a loss factor of seven percent. The Principal Zone pit reserves are included in the LOM plan and cash flow projection.

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21 RECOMMENDATIONS

RPA and BBA recommendations are as follows.

BLOCK MODEL UPDATES

With the considerable amount of diamond drilling that has been carried out over the last several years, block models should be updated at fixed dates, preferably on a monthly or quarterly basis.

CAVITY MONITORING SURVEYS OF MINED-OUT STOPES INTO GEMCOM DATABASE

Volumes of mined-out stopes are evaluated from a cavity monitoring survey (CMS) system by the geology department.  The CMS evaluations are treated through Promine software to determine the dilution rate and the mining extraction factors on a stope by stope basis.  So far, importation of CMS into Gemcom has not been successful; however, RPA is of the opinion that integration of CMS information into Gemcom would allow calculating tonnes and grades of mined-out excavations and the grade of dilution from the block model.  This should also facilitate the mine-mill reconciliation process.

DENSITY DETERMINATIONS

RPA recommends carrying out density determinations on a regular basis on drill core from new zones such as 123 and 152, where mineral reserves may be developed, in the 117S Zone which has no density determinations, and at the East Mine.  RPA is also of the opinion that density data for several lenses that have fewer than 30 density determinations is statistically inadequate.

QUALITY CONTROL/QUALITY ASSURANCE PROGRAM – MINE LABORATORY

The mine laboratory has its own QA/QC program, including the analysis of one blank sample, one standard, and one duplicate in every 24 samples.  RPA recommends that results of blank and standard assays and types be shown on the assay certificates that are provided to the geology department.

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PRINCIPAL MINE OPEN PIT – MINERAL RESOURCE CONVERSION

Additional definition diamond drilling should be planned to convert a significant portion of Indicated Resources into Measured Resources at the Principal Mine open pit. Because the strip ratio to expose the first ore benches is significant and because the mine life is relatively short, increasing Measured Resources and transferring some of the Inferred Resources into the Indicated category would have a net positive impact.  This would also better assess the potential of the low grade envelope.

Exploration drilling along the prospective Casa Berardi Fault may also result in additional tonnage, which would decrease the strip ratio.

CUT-OFF GRADE DETERMINATION – UNDERGROUND RESERVES

In RPA’s opinion, the cut-off grade is conservative.  Although it reflects the average mining cost in the present Life of Mine (LOM) plan, the gold price of $950 per oz is considerably below current long-term forecasts and/or the three-year trailing average price ($1020 per oz).  Increasing the gold price would result in a lower cut-off grade, and additional material would be likely to qualify as Mineral Reserves.

MINING

Since development requirements presently average approximately 22 m/day and should remain at this level for the next several years. RPA recommends completing the development schedule on a quarterly basis, since the mine life is relatively short. This would permit identifying potential problems and mitigating them in advance.

Given the recent adjustment in the mining approach as a result of ground conditions in the 113 Zone, RPA recommends that Aurizon staff complete a more detailed production plan, with individual stope blocks and the sequence indicated. This has been done in the past, with the stope location (level), tonnage, and sequence (quarter & year) identified in a longitudinal view in MS Excel or equivalent format. This would provide a more complete view of the mining horizons, how they relate to each other, and provide identification of potential problem areas, including development, production scheduling, and sequencing.

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RPA recommends also preparation of a backfill schedule in the same format as the stoping schedule, which can be used as a planning tool to monitor the backfill program and to make any necessary adjustments.

EAST MINE OPEN PIT RESERVE ESTIMATION

BBA notes that pit optimization and cut-off grade inputs date back to 2007 or earlier, and recommends that they be updated to reflect current values.  Reserve quantities would not be expected to undergo any significant change as a result.

BBA recommends that advanced engineering studies for the East Mine open pit be carried out.

PRINCIPAL MINE OPEN PIT

BBA recommends that the Principal Zone open pit be advanced to a Feasibility Study (FS) including the following:

·	Carry out testwork to confirm metallurgy (ie. gold recovery).
·	Review the mining plan with respect to timing and length of the pre-production phase with the objective of reducing the pre-stripping cost.
·	Obtain updated budget pricing for contract mining.
·	Assess new regulations concerning the conservation and protection of the “eskers” systems.
·	Carry out a hydro-geological study with pumping tests.

BBA also recommends investigation of other opportunities at the Feasibility Study stage including underground mining versus open pit mining or a combination of both.

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22 REFERENCES

Aurizon Mines Ltd. (June 2005): Updated Feasibility Progress Report.

BBA Inc. (November 2007): Prefeasibility Study for the East Mine Crown Pillar Gold Project (Casa Berardi).

BBA Inc. (November 2008): Récupération du Pilier de Surface, Mine Casa Berardi, Québec. Mise à jour de l’Étude de Pré-Faisabilité.

BBA Inc. Updated Mining Pre-feasibility Study East Mine Crown Pillar Project, La Sarre, Quebec

BBA Inc. (February 2011): Technical Report on the Pre-Feasibility Study on the Principal Zone Open Pit Project La Sarre, QC

Chang, P. (September 2008): Whittle Analysis of the Principal Zone. Internal report prepared by Scott Wilson Roscoe Postle Associates Inc. for Aurizon Mines Ltd.

Clow, G.G., Cox, J.J., Hayden, A., Knapp, R., Salmon, B. (October 2005): Technical Report on the Casa Berardi Project, Quebec, Canada, a NI 43-101 report prepared by Roscoe Postle Associates Inc. for Aurizon Mines Ltd.

Ehasoo, G. (August 2010): Principal Project Preliminary Whittle Runs. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Ehasoo, G. (February 2011): 160 Zone (Casa Berardi) Preliminary Open Pit Optimization. Internal report prepared by Roscoe Postle Associates Inc. for Aurizon Mines Ltd.

Geostat System International Inc. (February 2005): Resources and Reserves Assessment of the East Mine Pillar, Casa Berardi Complex.

Geostat System International Inc. (July 2008): Update of the Mineral Resources of the East Mine Crown Pillar, Aurizon Mines Ltd., Quebec.

Golder Associates Inc. (October 2009): Revised Technical Update on Geotechnical Design Considerations and Recommendations for the Casa Berardi East Mine Dumps and Open Pit Slopes (Final).

Golder Associates Inc. (January 2011): Slope Stability Analysis at Casa Berardi – Mine Principale.

McIsaac, G. (October 2008): Casa Berardi - East Mine Underground Prefeasibility Study.

McIsaac, G. (December 2008): Aurizon Mine - Casa Berardi Life of Mine Plan 2009.

Mining Task Force – Toronto Stock Exchange and Ontario Securities Commission (January 1999): Setting New Standards.

Roche Ltd. (February 2011): Main Zone – Environmental Issues.

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Salmon, B., and Cox, J.J. (May 2007): December 2006 Mineral Resource and Mineral Reserve Audit. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B. (July 2007): Casa Berardi – Lower Inter Zone Mineral Resource Update. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B. (December 2007): Mise à Jour des Ressources de la Mine Est (Sous-Terre) – Rapport Préliminaire. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B., and Cox, J.J. (April 2008): December 2007 Mineral Resource and Mineral Reserve Audit. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B. (July 2008): Mise à Jour des Ressources de la Mine Principale – Juillet 2008. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B., and Cox, J.J. (February 2009): Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada, a NI 43-101 report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd., Vol. 1 (Report) and Vol. 2 (Appendices).

Salmon, B., and Hara, A. (February 2010): December 2009 Mineral Resource and Mineral Reserve Audit. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B. (October 2010): Principal Mine Resource Update. Internal report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

Salmon, B., and Lecuyer, N. (November 2010): Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada, a NI 43-101 report prepared by Scott Wilson Roscoe Postle Inc. for Aurizon Mines Ltd.

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23 SIGNATURE PAGE

This report titled “Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada”, prepared for Aurizon Mines Ltd. and dated March 28, 2011, was prepared and signed by the following authors:

(Signed & Sealed) “Bernard Salmon”

Dated at Rouyn-Noranda, Québec	Bernard Salmon, Eng.
March 28, 2011	General Manager - Québec
RPA

(Signed & Sealed) “Normand Lecuyer”

Dated at Toronto, Ontario	Normand Lecuyer, P. Eng.
March 28, 2011	Principal Mining Engineer
RPA

(Signed & Sealed) “Patrice Live”

Dated at Montreal, Québec	Patrice Live, Eng.
March 28, 2011	Mining Director
BBA

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 23-1

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24 CERTIFICATE OF QUALIFIED PERSON

BERNARD SALMON

I, Bernard Salmon, ing., as an author of this report entitled “Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada” prepared for Aurizon Mines Ltd. and dated March 28, 2011, do hereby certify that:

1.	I am Principal Consulting Geological Engineer with Roscoe Postle Associates Inc. (RPA). My office address is Suite. 203, 170 Avenue Principale, Rouyn-Noranda, Québec, J9X 4P7.

2.	I am a graduate of École Polytechnique, Montreal, Québec, Canada, in 1982 with a Bachelor of Science (Applied) in Geological Engineering.

3.
I am registered as an Engineer in the Province of Québec, member of the Ordre des Ingénieurs du Québec (#36831) and I am designated as a Consulting Geological Engineer.  I have worked as a geological engineer for a total of 28 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

·	Mining geologist, Falconbridge Copper Corp., Opemiska Mine, 1982 to 1987.
·	Chief geologist, Minnova Inc., Ansil Mine, 1987-1992
·	Chief-Geologist and Technical Superintendent, Inmet Mining Inc., Troilus Mine, 1992-1997.
·	Chief-Geologist, Aur Resources Inc., Louvicourt Mine, 1997-2005.
·	Consulting Geological Engineer with RPA from 2005 to present.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Casa Berardi property at many occasions since 2005 times to assist the geology staff in their mineral resource updates, and especially in 2010 and 2011 for this report.

6.
I am responsible for overall preparation of the Technical Report, and contributed especially to Sections 1, 4 to 15, 17 (Underground Mineral Resources and Underground Mineral Reserves), 20, and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Part 1.4 of NI 43-101.

8.
As an independent consultant, I was involved in the 2005 Feasibility Study for the property, in the February 2009 Technical Report, in the November 2010 Technical Report, and I have audited Mineral Resources and Mineral Reserves for 2006, 2007, 2008, 2009, and 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 28st day of March, 2011.

(Signed & Sealed) “Bernard Salmon”

Bernard Salmon, Eng.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 24-1

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NORMAND LECUYER

I, Normand Lecuyer, P.Eng., as an author of this report entitled “Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada” prepared for Aurizon Mines Ltd. and dated March 28, 2011, do hereby certify that:

1.	I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Canada, in 1976 with a B.Sc. (Hons.) degree in Mining Engineering.

3.
I am registered as a Professional Engineer in the provinces of Ontario (Professional Engineers Ontario, #26055251) and Québec (Ordre des Ingénieurs du Québec, # 34914).  I have worked as a mining engineer for a total of 35 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

●	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.
●	Vice-President Operations for a number of mining companies.
●	Mine Manager at an underground gold mine in Northern Ontario, Canada.
●	Manager of Mining/Technical Services at a number of base-metal mines in Canada and North Africa.
●	Vice-President Engineering at two gold operations in the Abitibi area of Quebec, Canada.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Casa Berardi Mine on September 20 and 21, 2010.

6.	I am responsible for Sections 16, 18, 19, and contributed to Sections 1, 17 (Mineral Reserves), 20, and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28st day of March 2011.

(Signed & Sealed) “Normand Lecuyer”

Normand L. Lecuyer, P.Eng.

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 24-2

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PATRICE LIVE

I, Patrice Live, Eng., as an author of this report entitled “Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada” prepared for Aurizon Mines Ltd. and dated March 28, 2011, do hereby certify that:

1.	I am Mining Manager with BBA with an office at 630, René-Lévesque West, Suite 2500, Montréal, Québec, H3A 1S6.

2.	I graduated from Laval University in 1976 with a Bachelor of Science (Applied) in Mining Engineering.

3.	I am a registered member of the Order of Engineers of Québec (#38991).

4.	I have worked as a mining engineer continuously since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument, 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101.

6.	I visited the property on October 30, 2009 for one day.

7.
I am responsible for the preparation of part of Sections 17 (Open Pit Mineral Resources tables and Open Pit Mineral Reserves tables, 19 Mining Operations – East Mine Open Pit, and Mining Operations – Principal Mine Open Pit), 20, and 21 of the Technical Report.

8.	I am independent of the Issuer applying the test set out in Part 1.4 of NI-43-101

9.	I have had prior involvement with the property that is the subject of the Technical Report.

10.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1.

11.
To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 28st day of March 2011.

(Signed & Sealed) “Patrice Live”

Patrice Live, Eng.

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25 APPENDIX 1

CLAIM LIST

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	page 25-1

TABLE 25-1   CLAIM LIST AND CREDITS

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26 APPENDIX 2

QA/QC GRAPHS

·	Original vs. Duplicates

·	Certified Reference Materials (Standards) vs. Time

·	Check Assay Program – Mine vs. ALS-Chemex: Pulp #1

·	Check Assay Program – Mine Pulp #1 vs. ALS-Chemex: Pulp #2

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FIGURE 26-1   ORIGINAL VS. DUPLICATES – MINE LAB – 2009

FIGURE 26-2   ORIGINAL VS. DUPLICATES – SWASTIKA - 2009

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FIGURE 26-3   ORIGINAL VS. DUPLICATES – ALS-CHEMEX - 2009

FIGURE 26-4   ORIGINAL VS. DUPLICATES – MINE LAB - 2010

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FIGURE 26-5   ORIGINAL VS. DUPLICATES – SWASTIKA - 2010

FIGURE 26-6   STANDARD 10PB – MINE LAB – 2008-2010

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FIGURE 26-7   STANDARD 10PB – SWASTIKA LAB – 2009-2010

FIGURE 26-8   STANDARD 15PA – MINE LAB – 2007-2010

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FIGURE 26-9   STANDARD 15PA – SWASTIKA LAB – 2008-2010

FIGURE 26-10   STANDARD 61D – MINE LAB – 2008-2010

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FIGURE 26-11   STANDARD 61D – SWASTIKA LAB – 2009-2010

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FIGURE 26-13   PULPS #1 - MINE VS. ALS-CHEMEX - 2009 (0-50 G/T)

FIGURE 26-14   PULPS #1 - SWASTIKA VS. ALS-CHEMEX - 2009

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FIGURE 26-15   PULPS #1 – MINE VS. ALS-CHEMEX – 2010

FIGURE 26-16   PULPS #1 – MINE VS. ALS-CHEMEX – 2010 (0-50 G/T)

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FIGURE 26-17   PULPS #1 – SWASTIKA VS. ALS-CHEMEX - 2010

FIGURE 26-18   MINE PULP #1 VS. ALS-CHEMEX PULP#2 - 2009

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FIGURE 26-19   SWASTIKA PULP #1 VS. ALS-CHEMEX PULP#2 - 2009

FIGURE 26-20   MINE PULP #1 VS. ALS-CHEMEX PULP#2 - 2010

Aurizon Mines Ltd. – Casa Berardi Mine Technical Report NI 43-101 – March 28, 2011	Page 26-11

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FIGURE 26-21   SWASTIKA PULP #1 VS. ALS-CHEMEX PULP#2 - 2010

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27 APPENDIX 3

HISTOGRAMS

West Mine

●	Lower Inter
●	Zone 109
●	Zone 113
●	Zone 115
●	Zone 117

Principale Mine

●	All pit zones combined
●	Zone 118
●	Zone 123

East Mine]

●	Zone 148
●	Zone 160

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FIGURE 27-1   LOWER INTER – HIGH GRADE CORE (1)

FIGURE 27-2   LOWER INTER – HIGH GRADE CORE (2)

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FIGURE 27-3   LOWER INTER – LOW GRADE SHELL (1)

FIGURE 27-4   LOWER INTER – LOW GRADE SHELL (2)

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FIGURE 27-5   109 ZONE

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FIGURE 27-6   113 ZONE (1)

FIGURE 27-7   113 ZONE (2)

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FIGURE 27-8   115 ZONE

FIGURE 27-9   117 ZONE

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FIGURE 27-10   118 ZONE

FIGURE 27-11   ZONE 123 (5 LENSES)

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FIGURE 27-12   PRINCIPAL MINE – 38 LENSES (1)

FIGURE 27-13   PRINCIPAL MINE – 38 LENSES (2)

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FIGURE 27-14   148 ZONE (7 LENSES) (1)

FIGURE 27-15   148 ZONE (7 LENSES) (2)

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FIGURE 27-16   152 ZONE

FIGURE 27-17   160 ZONE (4 LENSES)

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28 APENDIX 4

FIGURES – RESOURCES AND RESERVES

●	Lower Inter

●	Zone 113

●	Principal Mine

●	East Mine

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FIGURE 28-1   LOWER INTER – RESOURCE ENVELOPES – HG CORE & LG SHELL

Mined-out
Au : 0 – 2 g/t
Au : 2 – 4 g/t
Au : 4 – 7 g/t
Au : 7 – 10 g/t
Au : 10 – 1000 g/t
Low Grade Shell
High Grade Core
High Grade Core
Lower Inter Zone
Section 10500E

FIGURE 28-2   LOWER INTER – RESOURCE – BLOCK MODEL

Mined-out
Au : 0 – 2 g/t
Au : 2 – 4 g/t
Au : 4 – 7 g/t
Au : 7 – 10 g/t
Au : 10 – 1000 g/t
Lower Inter Zone
Section 10500E

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FIGURE 28-3   LOWER INTER – MINERAL RESOURCES INCLUDING MINED-OUT STOPES - LONGITUDINAL SECTION (LOOKING NORTH)

FIGURE 28-4   LOWER INTER – MINERAL RESOURCES EXCLUDING  MINED-OUT STOPES - LONGITUDINAL SECTION (LOOKING NORTH)

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FIGURE 28-5   LOWER INTER – MINERAL RESOURCES INCLUDING MINED-OUT STOPES - 3D VIEW #1 (LOOKING NORTHWEST)

FIGURE 28-6   LOWER INTER – MINERAL RESOURCES EXCLUDING  MINED-OUT STOPES - 3D VIEW #1 (LOOKING NORTHWEST)

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FIGURE 28-7   ZONE 113 – MINERAL RESOURCES INCLUDING MINED-OUT STOPES - LONGITUDINAL SECTION (LOOKING NORTH)

FIGURE 28-8   ZONE 113 – MINERAL RESOURCES EXCLUDING MINED-OUT STOPES - LONGITUDINAL SECTION (LOOKING NORTH)

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FIGURE 28-9   PRINCIPAL MINE – RESOURCE ENVELOPES & BBA PIT – PLAN VIEW

FIGURE 28-10   PRINCIPAL MINE – RESOURCE ENVELOPES & BBA PIT – 3D VIEW (LOOKING NORTHEAST)

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FIGURE 28-11   PRINCIPAL MINE – RESOURCE ENVELOPES & BBA PIT – 3D VIEW (LOOKING SOUTHWEST)

FIGURE 28-12   PRINCIPAL MINE – BLOCK MODEL & BBA PIT – SECTION 12,300 E (LOOKING WEST)

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FIGURE 28-13   PRINCIPAL MINE – BLOCK MODEL & BBA PIT – SECTION 12,375 E (LOOKING WEST)

FIGURE 28-14   PRINCIPAL MINE – BLOCK MODEL & BBA PIT – SECTION 12,425 E (LOOKING WEST)

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FIGURE 28-15   PRINCIPAL MINE – BLOCK MODEL & BBA PIT – SECTION 12,500 E (LOOKING WEST)

FIGURE 28-16   PRINCIPAL MINE – BLOCK MODEL & BBA PIT – SECTION 12,575 E (LOOKING WEST)

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FIGURE 28-17   EAST MINE (148 ZONE) – RESOURCE – GOLD GRADE

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FIGURE 28-18   EAST MINE (148 ZONE) – BLOCKS IN RESOURCE

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FIGURE 28-19   EAST MINE (148 ZONE) – RESOURCE CLASSIFICATION (1)

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FIGURE 28-20   EAST MINE (148 ZONE) – RESOURCE & RESERVE (STOPES)

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